Form 20-F
period 2026-03-31
Coincheck Group N.V.
filed 2026-06-29
CIK 1913847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
On March 31, 2026, the issuer had 162,983,725 ordinary shares outstanding.
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ❑
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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
The following terms are defined within, or otherwise referred to, in this report.

Term	Description
3iQ	Collectively, 3iQ Digital Holdings Inc., a company under the federal laws of Canada, its principal operating subsidiary 3iQ Corp., and its other subsidiaries, direct and indirect. 3iQ became a subsidiary of Coincheck Group at close-of-business Saturday, February 28, 2026.
3iQ Acquisition Agreement	Sale and Purchase Agreement, dated January 8, 2026, among Monex, Coincheck Parent, and certain other parties, pursuant to which Coincheck Parent acquired from Monex and certain minority shareholders approximately 99.8% beneficial ownership and control of 3iQ.
Altcoin	A term sometimes used to refer to a cryptocurrency other than Bitcoin.
AMF	The French Authority for the Financial Markets, the Autorité des Marchés Financiers.
AML/CFT	Anti-Money Laundering and Countering Financing of Terrorism
Aplo	Aplo SAS, a simplified joint stock company under the laws of France, currently registered as a Digital Asset Service Provider with the French Authority for the Financial Markets (AMF), is a crypto prime brokerage for institutional investors and a subsidiary of Coincheck Parent since October 2025.
Aplo Acquisition Agreement	Share Contribution and Transfer Agreement, dated August 27, 2025, and completed October 14, 2025, among Coincheck Parent and the holders of all of the then-issued shares of Aplo, relating to the acquisition by Coincheck Parent owning of all of the issued shares of Aplo.
AUM	Assets Under Management
Bitcoin (“BTC”)	The first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled “Bitcoin: A Peer-to-Peer Electronic Cash System” by Satoshi Nakamoto.
blockchain	A cryptographically secure digital ledger that maintains a record of all transactions that occur on a network and follows a consensus protocol for confirming new blocks to be added.
Board or Board of Directors	The board of directors of Coincheck Group N.V.
Business Combination	The Business Combination consummated on December 10, 2024 pursuant to the Business Combination Agreement, including related transactions therein described.
Business Combination Agreement	The Business Combination Agreement, dated as of March 22, 2022, as amended, by and among Thunder Bridge, Coincheck Parent, M1 GK, Coincheck Merger Sub, Inc., and Coincheck, and the agreements contemplated therein for related transactions to be signed or completed at closing.

Term	Description
CaaS	Crypto-as-a-Service, more specifically, white-label or co-branded offerings or similar distribution arrangements with third-party firms who need crypto-asset trade execution and settlement, and/or custody, from a licensed crypto-asset provider so that they may offer crypto asset investments to their customer bases, sometimes also referred to as a type of B2B2C (business-to-business-to-customer) relationship.
CASP	Crypto-assets services provider (as licensed by the AMF).
Coincheck	Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) and the principal operating subsidiary of Coincheck Parent, and is a licensed cryptocurrency exchange services provider in Japan.
Coincheck NFT Marketplace	Coincheck’s service available to customers that enables non-fungible tokens (NFTs) to be purchased.
Coincheck Parent	Coincheck Group N.V., a Dutch public limited liability company (naamloze vennootschap).
cold wallet	Sometimes also described as cold storage, the storage of private keys in any fashion that is disconnected from the internet in order to protect data from unauthorized access. Common examples include offline computers, USB drives or paper records.
cover counterparties	Counterparties with which cover transactions are executed.
cover transactions	Transactions executed by us with a party on an external exchange (which, for these purposes, includes for Coincheck the Exchange platform) or market maker that is connected via API to our systems, in order to offset our own positions or reduce our exposure arising from transactions in crypto assets with customers using Coincheck’s Marketplace platform or Aplo's platform for brokerage services.
crypto	A broad term for any cryptography-based market, system, application, or decentralized network.
crypto asset	A digitally transferable representation of value or rights that is not denominated in fiat currency, and that is not considered a security or financial instrument under applicable law.
cryptocurrency	Bitcoin and altcoins — crypto assets designed to function as a medium of exchange or store of value.
customer account or customer’s account
The single account, as governed by one customer agreement, opened by a customer that enables the customer to use, (i) for Coincheck, the Marketplace platform, Exchange platform, Coincheck NFT Marketplace, participate in Coincheck’s IEO platform offerings, and otherwise use Coincheck’s crypto services offered to its accountholders (i.e., there is one account per verified user for all accountholder services, and not separate accounts or customer agreements for each platform or service), and (ii) for Aplo, Aplo’s prime brokerage services.

customer assets or customer-assets	Cryptocurrencies held for customers + fiat currency deposited by customers. For the avoidance of doubt, "customer assets" do not include NFTs and, for Aplo's customer deposits, include stablecoins.

Term	Description
customers (or “users”)	Parties who hold accounts and utilize the services provided on crypto asset platforms. This definition, as used in the description of our business, generally does not include cover counterparties, and thus such definition differs from the definition of “customer” under IFRS 15. Notwithstanding the foregoing, for purposes of the Company’s audited financial statements included elsewhere in this report, customer refers to customers that meet the definition under IFRS 15, including the parties described in the preceding paragraph as well as cover counterparties.
DeFi	Short for “Decentralized Finance,” referring to a peer-to-peer network built on blockchain technology that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, and insurance.
ERTRs and ERTRISs	Electronically recorded transferable rights (ERTRs) and electronically recorded transferable rights to be indicated on securities (ERTRIS) under FIEA.
Ethereum and Ether (ETH)	A decentralized global computing platform that supports smart contract transactions and peer-to-peer applications, as well as the native crypto assets, such as Ether (ETH), on the Ethereum network.
Exchange Act	The U.S. Securities Exchange Act of 1934, as amended.
Exchange platform	Coincheck’s exchange platform, targeted to more sophisticated crypto investors and traders, which facilitates crypto asset purchase and sale transactions between customers generally on a no-fee basis, and on which Coincheck from time to time purchases or sells crypto assets to help support the covering of transactions on its Marketplace platform.
FEFTA	The Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1948). Under FEFTA, Japan’s Ministry of Finance and its ministries with jurisdiction over a target entity’s business review foreign direct investments and impose certain restrictions on such investments made by foreign investors.
FIEA	Japan’s Financial Instruments and Exchange Act
fork	A “soft” fork aims to be a backward-compatible upgrade to a blockchain, allowing nodes running older versions to still validate new transactions. A “hard” fork is a non-backward-compatible change that requires all nodes to upgrade to the new version, often resulting in a permanent split in the blockchain which results in two different blockchains, the original, and the new version, resulting in the creation of a new token.
hot wallet	A wallet that is connected to the Internet, enabling it to broadcast transactions.
Initial Exchange Offering (“IEO”)/Initial Token Offering	A fundraising event where a crypto start-up raises money through a cryptocurrency exchange. An IEO is a type of Initial Token Offering where a company or project electronically issues utility tokens to procure funds, with a cryptocurrency exchange acting as the main party for screening the project and selling the issuer tokens. Interested supporters can buy tokens with fiat currency or cryptocurrency. The token may be exchangeable in the future for a new cryptocurrency to be launched by the project, or a discount or early rights to a product or service proposed to be offered by the project.
Japan Virtual and Crypto Assets Exchange Association (the “JVCEA”)	The JVCEA is a self-regulatory organization for the Japanese cryptocurrency industry under the Payment Services Act, which is formally recognized by the Financial Services Agency of Japan (the “JFSA”). The JVCEA was established in 2018 after a hacking incident of NEM digital tokens occurred with an operational focus on the inspection of the security of domestic exchanges and the enforcement of stricter regulations. The members of the JVCEA consist of the 32 licensed class 1 Japanese virtual currency exchange service providers as of April 15, 2025.

Term	Description
KDDI	KDDI Corporation, a Japanese corporation listed on the Tokyo Stock Exchange and headquartered in Tokyo, Japan, a major Japanese telecommunications company that provides mobile communications, digital entertainment, and integrated finance and energy services.
KDDI Investment Agreement	Share Subscription and Investor Rights Agreement, dated May 12, 2026, between Coincheck Parent and KDDI, pursuant to which KDDI subscribed for 28,536,516 Ordinary Shares (which constituted approximately 14.9% of the issued and outstanding shares upon closing of the subscription) for a subscription price of USD 2.28 per share, an aggregate subscription price of $65,063,256, which, upon completion, made KDDI the owner of approximately 14.9% of the issued and outstanding Ordinary Shares. The subscription was completed in June 2026.
KDDI Nominee	The nominee to serve as a Non-Executive Director of Coincheck Parent, which KDDI has the right to designate pursuant to, and subject to the terms and conditions of, the KDDI Investment Agreement.
M1 GK
M1 Co G.K., a Japanese limited liability company (godo kaisha) that was a direct, wholly owned subsidiary of Coincheck Parent and the sole shareholder of Coincheck, which was merged into Coincheck on June 20, 2025, resulting in Coincheck Parent becoming the sole shareholder of Coincheck.

Marketplace platform	Coincheck’s main platform offering that supports, as of March 31, 2026, 33 different cryptocurrencies (34 as of the date of this report), and is used primarily by retail customers to buy and sell the supported cryptocurrencies.
MiCA	The European Union's Market in Crypto Assets Regulation.
miner	Individuals or entities who operate a computer or group of computers that add new transactions to blocks and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new tokens for their service.
mining	The process by which new blocks are created, and thus new transactions are added to the blockchain.
Monex	Monex Group, Inc., a Japanese joint stock company (kabushiki kaisha) listed on the Tokyo Stock Exchange.
Nasdaq	Nasdaq Global Market.
NEM (“XEM”)	NEM (abbreviated as “XEM” on exchange platforms) is a type of open-source cryptocurrency developed for the “New Economic Movement” network. NEM is a crypto asset with a strong community in Japan in particular, and the goal of NEM is to establish a new economic framework based on the principles of decentralization, economic freedom and equality rather than the existing frameworks managed by countries and governments.
network	Also sometimes referred to as a crypto network, cryptocurrency network or blockchain network, a system of interconnected computers that records and verifies cryptocurrency transactions, including the collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain.
Next Finance	Next Finance Tech Co., Ltd, a Japanese private company engaged in a staking platform services business, that Coincheck Parent acquired in March 2025.
non-fungible token, or NFT	A unique and non-interchangeable unit of data stored on a blockchain which allows for a verified and public proof of ownership, first launched on the Ethereum blockchain.
on-chain	A type of crypto transaction that is directly recorded as data on a blockchain. A type of transaction that is not directly recorded on a blockchain is referred to as “off-chain.”

Term	Description
Ordinary Shares	Ordinary Shares of Coincheck Parent, traded on Nasdaq under the symbol “CNCK.”
Private Warrants	Warrants, issued by Coincheck Parent, and held by Thunder Bridge Sponsor.
protocol	A type of algorithm or software that governs how a blockchain operates.
PSA	Japan’s Payment Services Act, a law governing registration and other requirements relating to the issuance and exchange of prepaid payments, as amended to cover crypto assets.
public key or private key
Each public address is associated with a cryptographic key pair consisting of a private key and a corresponding public key derived from it. The private key enables the holder to authorize transactions and control access to crypto assets associated with the address, while the public key is used to verify transaction signatures. Public addresses are derived from public keys and function as identifiers for receiving crypto assets.

Public Warrants	Warrants, issued by Coincheck Parent, and traded on Nasdaq under the symbol “CNCKW.”
SEC	The U.S. Securities and Exchange Commission.
Securities Act	The U.S. Securities Act of 1933, as amended.
smart contract	Software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties.
Thunder Bridge	Thunder Bridge Capital Partners IV, Inc., a Delaware corporation, the special purpose acquisition company (SPAC) for the de-SPAC transaction embodied by the Business Combination Agreement.
Thunder Bridge Sponsor	TBCP IV, LLC, a Delaware limited liability company, Thunder Bridge’s sponsor and the recipient of Ordinary Shares as “sponsor shares” pursuant to the Business Combination Agreement.
USD or US$ or $	Refers to U.S. dollars.
wallet	A place to store public and private keys for crypto assets.
Warrants	The Public Warrants and Private Warrants, collectively.

NOTE ON PRESENTATION
Financial Statements
Coincheck Group N.V.
Following the Business Combination, we qualified as a Foreign Private Issuer and prepare our financial statements in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company as of March 31, 2026 and 2025, and for the three-year period ended March 31, 2026, have been prepared in accordance with the IFRS Accounting Standards and in its presentation and reporting currency of Japanese yen (“¥”).
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
EXCHANGE RATE PRESENTATION
This report contains translations of certain U.S. dollar amounts into Japanese yen, and Japanese yen amounts into U.S. dollars, as well as certain Eurodollar and Canadian Dollar amounts into Japanese yen. Such translations were made, as we deemed appropriate, and as applicable, at March 31, 2026, 2025 or 2024 (for statements of financial position), or based on the average rate for the year ended March 31, 2026, 2025 or 2024 (for statements of profit or loss). Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/. Such currency amounts are not necessarily indicative of the amounts of currency that could actually have been purchased upon exchange of Japanese yen, U.S. dollars or Eurodollars at the dates or over the periods indicated or any other date, and, when expressed in Japanese yen, U.S. dollars or Eurodollars in the future, such amounts may be different from those set forth in this report due to intervening exchange rate fluctuations.
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
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in this report under “Risk Factors” and include the following:
•the prices, volumes and liquidity of crypto assets under custody, crypto assets under management and how those affect demand for the Company’s services and its fees and other revenue;
•the development, utility and usage of crypto assets, and people’s interest in investing in them, trading them, or including them in investment portfolios, including managed investment portfolios;
•changes in economic conditions and consumer sentiment in Japan, and in other jurisdictions in which our business is or may later be focused;
•cyberattacks and security breaches on, or affecting, Company or vendor platforms, systems or other technical infrastructure;
•the level of demand for any particular crypto asset or crypto assets generally;
•changes to any laws or regulations in the United States, Japan, Canada, the Netherlands, or other jurisdictions where Company customers or prospects reside, or Company activities take place or are anticipated to take place, that are adverse to the Company or its businesses, or failure to comply with any applicable laws or regulations, and our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions if we expand our business outside of Japan;
•administrative sanctions, including fines, or legal claims if we are found to have offered services in violations of applicable laws or to have violated international sanctions regimes;
•our ability to compete and increase market share in a highly competitive industry, including the Japan market and the growing global crypto asset management industry;
•our ability to introduce new products and services, including a combined, integrated or "menu" offering covering trade execution, custody, staking and asset management services, timely or at all;
•any interruptions in services provided by third-party service providers;
•the status of any particular crypto asset as to whether it is deemed a “security” in any relevant jurisdiction;

•the ability to grow and manage growth profitably, with the added risk of seeking to do so following a recent overall shift in our growth strategy; and
•other risks and uncertainties indicated in this report, including those set forth under the section titled “Risk Factors.”
Should one or more of these risks or uncertainties materialize or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should keep in mind that any event described in a forward-looking statement made in this report or elsewhere might not occur.
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Investors should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial (but may turn out to be material) may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this report. Wherever in this report we use the terms “adverse effect,” “adversely affect(ed),” “adverse impact,” “adversely impact(ed),”or similar terms, you should read that to mean that such adverse effect or impact may be material to our business, financial condition, results or operation and/or prospects.
Risks Relating to Our Business, the Crypto Industry, and Crypto Assets
Our total revenue has been substantially dependent on the prices of crypto assets and volume of transactions conducted on our Marketplace platform. If such prices or volumes decline, our business, operating results, and financial condition would be adversely affected, as well as our share price.
In the years ended March 31, 2024, 2025 and 2026, 99.6%, 99.6% and 94.9%, respectively, of our total revenue consisted of transaction revenue we derive from transactions from our Marketplace platform business, and transactions involving retail investors in Japan are expected to drive the majority of our total revenue for the foreseeable future. Any declines in the volume of crypto asset transactions by retail investors in Japan, the prices of crypto assets we support, especially the ones our customers or retail investors in Japan trade most frequently, or market liquidity for crypto assets generally, may result in lower revenue to us. Additionally, a decline in the number of our monthly users may negatively impact our volume of transactions. Prolonged volatility, or lack of volatility, in these markets can also have a significant impact on our share price. Ongoing volatility in the prices and volumes of crypto assets which result in volatile swings in our total revenue quarter-to-quarter may also result in volatility of our share price, including depreciation in our share price, and we cannot predict future crypto asset prices, trading volume or volatility and those factors will affect our share price. Volatility in our share price could negatively impact public market perception of our business, and our ability to raise equity financing and to acquire other businesses using our shares as consideration (in whole or in part).
The price of crypto assets, including Bitcoin, Ethereum and XRP, which have constituted the majority of trading volume for our business, and associated demand for trading those and other crypto assets, have historically been volatile, and our revenue and operating results have often followed these price trends, meaning they tend to be more favorable as prices rise and less favorable as prices decline. Sharp declines in the prices of the crypto assets we have for our customers to trade, particularly Bitcoin, Ethereum and XRP, also result in a decline in our customer assets.
The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on a number of factors, including:
•market conditions of, and overall sentiment towards, crypto assets;
•changes in liquidity, volume and trading and investment, including managed investment activities;
•trading and asset management activities on other crypto platforms or by other businesses worldwide, many of which may be unregulated, and may be subject to manipulative activities;
•investment and trading activities of highly active retail and institutional users, speculators and miners;
•the speed and rate at which crypto assets are able to gain and maintain adoption as a medium of exchange, utility, store of value, consumptive asset, or usage worldwide, if at all;
•decreased user and investor confidence in crypto assets and crypto platforms;
•negative publicity and events relating to crypto assets including due to bankruptcies, fraud or allegations of fraud, failures of management and hacks;
•unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding, crypto assets;
•Retail customer preferences and perceived value by them of crypto assets and crypto asset markets, and the possibility of an overall long-term decline in retail trading volume;
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
There is no assurance that any crypto asset that is supported on or by our platforms or otherwise tied to the services we provide will maintain its value or that there will be meaningful levels of trading or investment activity of, or relating to, such asset. In particular, we currently are dependent on Japanese retail customers who account for nearly all of the trading volume on our Marketplace platform, which has historically been the source of nearly all of our revenue. Accordingly, we are particularly vulnerable to any changes in sentiment relating to crypto assets from retail investors in Japan, whether due to any of the above factors, or other factors. In the event that any of the foregoing, or other, factors drive down the price of crypto assets or the demand for trading, or trading volume of, or investment (including managed investment) in, crypto assets, our business, operating results and financial condition would be adversely affected.
Our operating results have and are expected to significantly fluctuate from period to period.
Our operating results have historically been heavily dependent on the level of trading of crypto assets on our Marketplace platform, which is Coincheck’s primary offering, as a Japanese crypto asset exchange provider, to the Japanese market. Due in large part to the highly volatile nature of the prices of crypto assets and trading volume, our operating results have fluctuated and are expected to continue to fluctuate significantly between periods in accordance with market sentiments and movements in such prices and volume. Further, following our acquisitions of 3iQ, Aplo and Next Finance and the recent shift in our strategy described later in this report in Item 4: Information on the Company, (1) while we expect our near-term growth efforts to remain primarily focused on Japan markets, we intend to focus more on third-party strategic relationships, such as the one with KDDI, and a broader offering of services, such as asset management, in the Japanese markets, and (2) we intend to expand our recently-acquired asset management service offerings globally. As a result, (a) our historical financial results, which have reflected almost entirely Coincheck’s crypto asset exchange business, may over time have more limited significance, and (b) our future results, based on our recent acquisitions and shift in business strategy, may become even more unpredictable and volatile. Accordingly, period-to-period comparisons (both sequential and year over year) of our results of operations should not be relied on as indicators of future performance. Our operating results will continue to fluctuate significantly as a result of these noted factors, and a variety of other factors, many of which are unpredictable and in certain instances, are outside of our control, including:
•our revenue is dependent on crypto asset trading activity by our customers, including trading volume and the prevailing trading prices for crypto assets, whose trading prices and volume are highly volatile;

•our ability to attract, maintain, and grow our customer bases and engage our customers;
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
•breaches of security or privacy;
•availability and cost of funding and capital, and the potential dilutive effects of capital raises or acquisitions, such as the recent investment by KDDI and our recent acquisitions of 3iQ, Aplo and Next Finance, which were all acquired using newly issued Ordinary Shares;
•our ability to attract and retain talent; and
•our ability to compete with our competitors, including ones that offer, or begin to offer, more types of crypto assets, better transaction and settlement speed, security, or scalability, lower or more favorable fee structures, or other characteristics attractive to customers.
Our recent shift in our business strategy creates substantial risks.
Our prospects for growth and future success will depend heavily on our ability to execute on our recent shift in business strategy, using our recent acquisitions of 3iQ, Aplo and Next Finance, together with the retail scale and infrastructure of Coincheck’s business, and the potential synergies they provide. This shift in strategy is to have an offering menu that brings together retail scale and institutional capability, including strategic partnerships such as CaaS, with large and medium-sized firms, focusing primarily on Japan, the world’s fourth largest economy, that can include trade execution, custody, staking, and asset management services. These changes require capital investments, operational adjustments, and management attention. There can be no assurance that we will be able to manage these changes effectively. If our execution is delayed or mismanaged, it could disrupt our ongoing business operations, harm our reputation, and result in material cost overruns and sustained operating losses. Also, our strategy shift is based on assumptions and analyses that may prove to be inaccurate. We cannot guarantee that our new strategic direction will generate the financial returns, market share, or operational efficiencies we anticipate. Further, implementing a new business strategy can place a significant strain on our management, operational, and financial resources. Our leadership team may be distracted from managing our core, historically profitable operations while focusing on the transition. Managing our existing business while simultaneously pursuing new strategic goals may stretch our infrastructure and employees too thin, potentially leading to a decline in service quality or operational errors. Further, executing a new or modified business strategy often requires structural reorganization, changes in daily workflows, and new employee skill sets. These changes may lead to uncertainty, lower employee morale, and increased resistance. If we fail to manage these cultural shifts, we may experience higher rates of employee turnover, which could severely impact our operational continuity and our ability to execute our strategic objectives. By shifting our business strategy, we may enter new markets or alter our competitive positioning, which could bring us into direct competition with new, highly established companies. These competitors may have greater financial resources, stronger brand recognition, or more experience in these markets than we do. Additionally, evolving environments or macroeconomic fluctuations could further complicate our entry into new areas or directions, rendering our strategic changes less profitable or effective than initially anticipated.
Cyberattacks and security breaches of our cryptocurrency marketplaces, exchanges, platforms or back-office systems, or of other cryptocurrency marketplaces, exchanges of platforms, especially those impacting crypto customers or other third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.
Our business involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider, and other personal data, our and our customers’ crypto and fiat assets, as well as information and technology required to access those assets. We have built our reputation, in part, on the premise that our cryptocurrency platforms and infrastructure offer customers a secure way to purchase, store, and transact in crypto assets. As a result, any actual or perceived security breach of our systems or those of our third-party providers may:
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
•lead to theft or irretrievable loss of our assets or customers’ assets held by us;
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
Although we have developed systems and processes, including employee training, designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute or adequate security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. For example, in January 2018, Coincheck, then under its prior management (that is, before Monex acquired control), was ordered by the JFSA to improve its business operations due to a case in which approximately 526.3 million of the NEM crypto asset, or ¥46.6 billion, was illegally transferred, and which resulted in the suspension of withdrawals by Coincheck’s customers. See “Item 4.A: History and Development of the Company.”
In 2025, we had two cybersecurity incidents, one a phishing incident affecting Coincheck’s X (formerly Twitter) account and the other a virus in a Next Finance personal computer that affected addresses associated with three private keys. Neither of these incidents had material negative consequences to us. As a result of these two recent incidents, we enhanced employee training and background checks for both new and existing employees, but there is still no assurance that similar attacks will not successfully occur in the future.
There are also recent examples of serious hacking in our industry. In May 2026 a critical flaw in THORChain's threshold-signature scheme was exploited, leading to unauthorized withdrawals of $10 million and a temporary freeze of the protocol. In April 2026 hackers of Kelp DAO used a single-verifier flaw to drain roughly $292 million in wrapped ether, then pledged the stolen tokens as collateral to borrow legitimate assets on Aave, triggering a massive market panic and the withdrawal of over $9 billion in ecosystem funds. Regarding Drift Protocol, also in April 2026, attackers drained $285 million from this Solana-based derivatives exchange by using advanced social engineering, spending months posing as a quantitative trading firm to infiltrate the company and compromise employee devices. On February 21, 2025, Dubai-based cryptocurrency exchange Bybit announced it had detected unauthorized activity related to ETH cold wallets, and this sophisticated attack led to the transfer and possible loss of over 400,000 ETH worth approximately $1.5 billion.

In Japan, on May 31, 2024, Japanese crypto exchange operator DMM Bitcoin announced that it had lost 4,502.9 Bitcoin (approximately ¥48.2 billion) of customer assets held in cold wallets as a result of a hacking incident in which such assets were transmitted outside of the company through an “unauthorized leak.” As a result, on September 26, 2024, Japan’s Kanto Local Finance Bureau issued a business improvement order to DMM Bitcoin which required DMM Bitcoin to, among other things, investigate the root causes of the incident, adequately compensate affected customers and improve the risk management systems of the company. If new rules regarding wallets for customer assets held in custody are introduced in Japan in response to such incidents, this could result in an increase in our security-related expenses for Coincheck, including an increase in insurance costs if we decide to take out an appropriate insurance policy in the future.
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
There are also significant risks regarding GitHub, which we use. GitHub is a cloud-based platform that allows people to store, share, and collaborate on computer code, where people can write software together. GitHub is widely used across the globe, including by large corporations and governments, for software engineers and web developers to write code, track bugs, back up work and coordinate application deployments and build open-source communities. It allows developers to create, store, manage and share code. However, using GitHub involves security, operational and intellectual property risks, primarily revolving around credential leakage, software supply chain vulnerability, insecure pipelines and other third-party vulnerabilities. In April 2026, for example, in Japan’s fintech industry, a third party gained unauthorized access to CAMPFIRE's GitHub account, with some source code potentially viewed, and access to customer databases, raising concerns about the possibility of leakage of personal information of up to 225,846 individuals, including names, addresses, phone numbers, email addresses and bank account details for some of them. In March 2026, a supply chain attack on a third-party developer’s GitHub credentials gave attackers signing authority over Resolv Labs’ stablecoin minting function, and they printed approximately $80 million in unbacked tokens, causing a 97% depeg and approximately $25 million in losses.
With respect to cybersecurity attacks supported by foreign countries, on January 14, 2025 government agencies of the United States, Japan and the Republic of Korea issued a joint statement highlighting a recent pattern of malicious cyber activity by affiliates of the Democratic People’s Republic of Korea (“DPRK”) targeting the blockchain technology industry. The joint statement attributed over $300 million in losses in 2024 to DPRK-affiliated cybercrime campaigns targeting cryptocurrency exchanges, digital asset custodians and individual users through well-disguised social engineering attacks. On January 12, 2026, the Multilateral Sanctions Monitoring Team (MSMT), a multilateral mechanism to monitor and report violations and evasions of sanction measures stipulated in relevant United Nations Security Council resolutions, released an October 22, 2025 report titled “The DPRK’s Violation and Evasion of UN Sanctions through Cyber and Information Technology Worker Activities.” According to the MSMT report, in 2024 DPRK cyber actors stole at least $1.9 billion in cryptocurrency from companies all over the world, and from January to September 2025 DPRK cyber actors had stolen at least $1.65 billion, owing predominantly to the theft of $1.4 billion from the cryptocurrency exchange Bybit in February 2025.

We believe there is also heightened risks of state-supported cybersecurity attacks from China, Russia and other countries that may originate with the DPRK. The MSMT report noted that the DPRK relies heavily on access to Chinese infrastructure, financial institutions, and facilitators based in China to conduct IT work and cryptocurrency laundering, that at least fifteen Chinese banks were found to have been used by the DPRK to launder funds related to IT work or cryptocurrency heists, and that DPRK actors relied heavily on over-the-counter traders in China to convert stolen cryptocurrency into fiat currency. The report also noted that DPRK actors engaged in widespread IT work in violation of sanctions resolutions. During MSMT’s reporting period, the report states that DPRK deployed IT worker delegations to at least eight countries (China, Russia, Laos, Cambodia, Equatorial Guinea, Guinea, Nigeria, and Tanzania), with the overwhelming majority of DPRK IT workers based in China (1,000 to 1,500 workers), and found that the DPRK planned to dispatch a new deployment of 40,000 laborers to Russia, including several delegations of IT workers. The report further states that, like DPRK cyber actors, DPRK IT workers also relied on foreign facilitators, including in Japan, Ukraine, the United Arab Emirates, and the United States to secure employment, provide support, and remit earnings back to DPRK actors.
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
Increased competition and price volatility in the assets we manage may cause our AUM, revenue and earnings to decline.
The asset management industry is highly competitive and has relatively low barriers to entry. As digital assets become more mainstream, additional competitors, potentially in large numbers, have and may begin providing asset management services with respect to digital assets. We compete based on a number of factors including, among others: investment performance, the level of fees charged, the quality and diversity of services and products provided, name recognition and reputation, and the ability to develop new investment strategies and products to meet the changing needs of investors. In addition, the introduction of new technologies, as well as regulatory changes, may significantly alter the competitive landscape for investment managers in digital assets. This could lead to fee compression or require us to spend more to modify or adapt our product offerings to attract and retain customers and remain competitive with products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, may cause our AUM, revenue and earnings to decline and materially and negatively impact the success of our asset management business and affect our overall business, results of operations and financial condition.

Our asset management revenue is primarily comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees which are normally expressed as a percentage of returns to the client. We have experienced, and will continue to experience, price movements in the assets we manage, which could cause: the value of our AUM, or the returns that we realize on our AUM, to decrease; the withdrawal of funds from any products offered by us in favor of products offered by competitors; or a decrease in the value of seed or co-investment capital or a decrease in the amount of such capital available to invest. Risks in 3iQ’s business include market and price risk on seed capital invested in 3iQ’s own ETFs and funds, foreign exchange risk related to CAD-denominated and USD-denominated AUM, counterparty and custody risks relating to its managed accounts, and liquidity/redemption risk for alternative fund products.
Liquidation of third-party bankruptcy estate assets under mandates to do so may also reduce AUM. The occurrence of any of these events may cause our AUM, revenue and earnings, if any, to decline and may negatively impact the success of our asset management business, results of operations and financial condition.
The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.
Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit our ability to develop, expand or carry out our asset management business in the intended manner. We are guided in significant part by regulatory regimes that are not clear or are not yet developed. As a result, to the extent that there is any ambiguity as to whether an asset under management is a “security” under applicable securities laws, the applicability of existing or future regulations to our asset management business may not be clear. Furthermore, we must address conflicts of interest, as well as the perception of conflicts of interest, between ourselves (including our other business lines) and our clients and funds. In particular, we are required to act in the best interest of our clients and funds, which may include allocating opportunities to our clients and funds rather than to our own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts as well as the disclosure of such conflicts to an asset manager’s clients. To the extent regulators do not agree with how we are managing or addressing actual or potential conflicts of interests, we may face reputational damage, litigation, regulatory proceedings, or penalties, fines or sanctions, any of which may have a material and negative impact on our asset management business.
We have made, and may make in the future, acquisitions and investments, both inside and outside of Japan, which could require significant management attention, disrupt our business, result in dilution to our shareholders, and adversely affect our financial results.
As part of our business strategy, we have made acquisitions both inside and outside of Japan, specifically, 3iQ, Aplo and Next Finance. Although we do not currently plan to in the near term to do additional acquisitions, we routinely conduct discussions and evaluate opportunities for possible acquisitions, strategic investments, entries into new businesses, joint ventures, and other transactions. We may not be able to complete acquisitions or make investments on favorable terms, if at all. In some cases, the costs of such acquisitions may be substantial, there is no assurance that we will receive a favorable return on investment for our acquisitions, and we might be required to write off certain assets acquired.
In addition, if we fail to successfully integrate the management and governance of an acquired company, including 3iQ, Aplo, and Next Finance, which constitute part of the foundation for our recent business strategy shift, or integrate the products or technologies being acquired otherwise being made available, our total revenue and operating results could be adversely affected. Our ability to acquire and integrate companies, products, services, licenses, or technologies in a successful manner is still unproven. Any integration process may require significant time and resources, and we may not be able to manage the process successfully, including successfully securing regulatory approvals which may be required to close the transaction and/or to continue to operate the target firm’s business or products in a manner that is useful to us. We may not successfully evaluate or utilize the acquired products, services, technology, or personnel, or accurately forecast the financial impact of an acquisition, including accounting charges. Anticipated revenue or cost synergies, if any, projected by us in our analyses to support our decisions to acquire or invest may not be realized as we have projected, or at all. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which could adversely affect our financial results and result in share dilution. Any substantial indebtedness incurred to complete the acquisition or support the acquired company’s business thereafter would result in increased fixed obligations and may include covenants or other restrictions that would impede our ability to manage our operations.
As we expand to markets outside of Japan, which is our intention, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by non-Japanese regulators and governmental authorities.
Our primary focus is expanding in the Japan market and finding additional growth opportunities for our asset management service business in Japan, but also in Canada, the Middle East and Switzerland, which we view as attractive markets for crypto asset management services. As we seek to expand outside of Japan, we will become obligated to comply (or oversee new foreign operating subsidiaries’ obligations to comply) with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis.
In Canada, 3iQ Corp. is registered with the Ontario Securities Commission and, under the Multilateral Instrument 11-102 Passport System, with securities regulators in other Canadian provinces and territories, as an Investment Fund Manager, Portfolio Manager, Exempt Market Dealer, and Commodity Trading Manager. As an Investment Fund Manager, 3iQ is responsible for directing the business, operations and affairs of the investment funds it manages, including 3iQ’s exchange-listed funds in Canada. As a Portfolio Manager, 3iQ has discretionary authority to manage securities portfolios on behalf of clients. As an Exempt Market Dealer, 3iQ is permitted to distribute prospectus-exempt securities to qualified investors. 3iQ Corp.’s regulated activities in Canada are subject to Canadian securities laws, National Instruments adopted by the Canadian Securities Administrators and the rules of the Canadian Investment Regulatory Organization, including rules relating to minimum capital and working-capital requirements, custody of client assets, conflicts of interest, fund disclosure (including prospectus and continuous-disclosure requirements), marketing and sales communications, trade reporting and compliance and risk-management oversight.
Regarding Aplo, the MiCA is now in force within the European Union, including France, and operators registered under the previous framework must obtain MiCA authorization by July 1, 2026. The MiCA aims to regulate crypto-asset issuance and services, including market abuse on crypto-assets, that are not covered by existing regulations on financial instruments and financial products, by creating a harmonized European regulatory framework. Aplo is expecting to receive timely the authorization or permission necessary to be able to continue providing all of its current services without interruption, but there is no assurance at this time that will be accomplished. If this is not accomplished, Aplo's operations could be severely adversely affected.
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
The development of crypto assets and related cryptocurrency markets, exchanges, asset management services, staking services, and NFT marketplaces has been rapidly evolving, and is characterized by competition, experimentation, changing customer needs and frequent introductions of new products and services. Crypto asset trading markets are also subject to evolving industry and regulatory requirements both in Japan and internationally. We expect competition to further intensify in the future as existing and new competitors introduce new products and services or enhance existing ones. We compete against a number of companies operating both in Japan and abroad, both those that focus on traditional financial services and those that focus on crypto-related services. Our most direct competitors are other companies licensed in Japan to provide crypto asset exchange services to individual retail investors, and large financial services firms that are expanding into crypto asset management services. As investor acceptance of crypto assets as an investment category has grown, we also see competition from traditional financial technology and brokerage firms that are entering the crypto asset market in Japan, including through joint ventures, and offering services targeted at our customers.
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
Some of our existing competitors have, and some of our potential competitors may or will have, various competitive advantages over us, such as:
•the ability to trade crypto assets and offer products and services that we do not support or offer on our marketplaces or exchanges, including crypto asset derivatives products (due to constraints from regulatory authorities and other factors);
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
We compete against an increasing number of decentralized and noncustodial exchanges and platforms. On these exchanges or platforms, users can interact directly with a market-making smart contract or on-chain trading mechanism to exchange one type of crypto asset for another without any centralized intermediary. We believe that these exchanges and platforms are typically not as easy to use as our cryptocurrency platforms, and generally lack the speed and liquidity of such kinds of well-operated platforms, like we believe ours to be, but various innovative models and incentives have been designed to bridge the gap, and decentralized and noncustodial exchanges and platforms have become increasingly popular. Also, decentralized and noncustodial exchanges and platforms are often thought to be less vulnerable to hacking since users do not need to transfer their assets to a third party, and therefore have more exclusive control over their assets. Concerns about the security of assets following incidents on crypto exchanges, such as the Chapter 11 bankruptcy filing of FTX and allegations of fraud and mismanagement of funds against its founder and former CEO, may also increase user adoption of decentralized and noncustodial platforms. Further, transaction fees on decentralized exchanges may be lower than ours. Decentralized exchanges also do not require their users to fill out “know-your-customer,” or “KYC” forms, offering an additional layer of privacy to those who use them. Such decentralized exchanges and platforms also tend to have lower start-up and entry costs as market entrants often remain unregulated and have minimal operating and regulatory costs, and often have lower transactional fees for users. A significant number of decentralized exchanges or platforms that have been developed and released, including on Ethereum, Avalanche, Tron, Polkadot and Solana, and Hype, which natively sits on its own dedicated Layer-1 blockchain, the Hyperliquid network, have experienced significant growth and adoption. We expect interest in decentralized and noncustodial exchanges and platforms to grow further as the industry develops, particularly if they offer or support crypto derivatives trading. If the demand for decentralized exchanges and platforms grows and we are unable to compete with them, our business may be materially and adversely affected.
If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our total revenue, could decline, which would adversely impact our business, operating results, and financial condition.
The crypto asset industry has been characterized by rapid change and the introduction of disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, lending, staking, staking reward programs, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, and novel cryptocurrency fundraising and distribution schemes. We expect new services and technologies to continue to emerge and evolve, and they may be superior to, or render obsolete, the products and services that we currently provide. We cannot accurately predict the effects of new services and technologies on our business. Our ability to grow our customer base and total revenue will depend heavily on our ability to innovate and create successful new products and services, both independently and in conjunction with third-party developers, and we may not be successful doing so timely or at all. Further, any new products or services we do offer could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. Our ability to adapt and compete with new products and services may also be inhibited by regulatory requirements or limitations and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, in addition to product and service innovations, and potentially as part of developing and offering them, we must continue to enhance our technical infrastructure to support the required functionality, performance, capacity, security, ease-of-use and speed to attract and retain customers. We anticipate significant costs and resources to effectively create, develop, enhance and upgrade our products, services and technical infrastructure to meet the evolving needs of our business and remain competitive. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, our ability to retain existing customers and attract new customers, may be adversely affected.
Changes in economic conditions and consumer sentiment in Japan could cause demand for our products and services to be lower than we anticipate.
We currently derive the majority of our total revenue from operations in Japan. Accordingly, our performance is subject to general economic conditions in Japan and their impact on our base of primarily retail customers. Japan has experienced downturns in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies and overall uncertainty with respect to the economy. The outlook for the Japanese economy remains uncertain. In addition, an aging demographic, a declining birth rate, the overall decline of Japan’s population (including the working-age population), political tensions between Japan and some of its neighboring countries (such as China and North Korea), and currency fluctuations are additional factors that add to the uncertainty surrounding the future of the Japanese economy. The impact of economic conditions in Japan on the trading of crypto assets is highly uncertain and dependent on a variety of factors, including market adoption, global trends, central bank monetary policies, regulations and other events beyond our control. To the extent that general economic conditions in Japan materially deteriorate, our ability to attract and retain customers may suffer. While we have seen a steady increase over the years in the trading of crypto assets by Japanese retail investors, there can be no assurance that consumer sentiment towards crypto assets and crypto exchange platforms will not worsen in the future. A lack of growth in, or a drop in demand for, trading of crypto assets by Japanese retail investors would adversely affect our growth prospects and results of operations.
Current income taxation of crypto asset transactions in Japan may be inhibiting more active trading of crypto assets on Coincheck’s Marketplace platform.
Under the current Japanese tax framework, income derived from crypto asset transactions is generally not treated as capital gains, but classified either as business income or miscellaneous income subjecting crypto asset sales to a combined national and local maximum rate of 55.945%. This heavy tax burden compared to other developed countries has long been regarded as a major obstacle to crypto-related investment activities in Japan, and this high marginal rate may cause many investors in Japan to use a long-term “buy and hold” approach to their crypto asset investments, or not to invest at all in crypto assets (as opposed to securities, transactions in which are subject to much lower capital gains rates, whether short-term or long-term, as Japan’s capital gains tax for securities transactions does not make a short-term/long-term distinction). Japan’s Outline of 2026 Tax Reform released in December 2025 contemplated the introduction of a fixed-rate separate taxation regime applicable to certain crypto asset transactions, similar to how transactions in listed securities are now taxed. Under the new framework proposed in the Outline of 2026 Tax Reform, income arising from certain crypto asset transactions will be subject to a fixed-rate separate taxation at the rate of 20.315%. This fixed-rate separate taxation is expected to apply only to the crypto assets which are listed on a Japanese licensed crypto asset exchange, and to the sales of the crypto assets which are made through such exchange, meaning it will apply to Coincheck’s customer transactions. However, sales of crypto assets between private wallets, or through overseas crypto asset exchanges or decentralized exchanges (DEX), are expected to remain outside the scope of this new tax regime. The tax reform will also permit losses arising from eligible crypto asset transactions to be carried forward for up to three years against crypto asset gains. The Outline of 2026 Tax Reform also proposed that a fixed-rate separate taxation will apply to derivatives related to crypto assets and crypto-related exchange-traded funds (ETF). Although the tax reform bill for these changes was enacted on March 31, 2026, the effective date of the relevant provisions of the amended tax laws has not yet been determined, as it depends on when the relevant amendments to the FIEA and other related laws concerning crypto assets take effect. Implementation of this new tax regime is currently anticipated to apply to transactions conducted on or after January 1, 2028.
While this tax reform to substantially lower rates for crypto asset transactions on crypto exchanges like Coincheck would be positive for Coincheck’s business, the current tax burden will continue at least until 2028 and there is no assurance it will not be delayed past that date, or made effective at all. Until this tax reform goes into effect, active trading by customers on our Marketplace platform will likely continue to be inhibited.
Due to our limited operating history (and the limited operating history of crypto assets generally), and our recent shift in business strategy, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
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
Further, this report, including our financial statements, is mostly about our performance and results for our fiscal year ended March 31, 2026, as compared to our fiscal year ended March 31, 2025, and our financial condition at March 31, 2026, 2025 and 2024. We have owned 3iQ for only one month during this period (March 2026) and Aplo for five-and-one-half months (mid-October 2025 through March 2026). Our shift in business strategy described in this report is, therefore, not meaningfully reflected in the financial periods covered by this report, other than expenses and other matters related to the acquisitions of 3iQ, Aplo and Next Finance, and our future financial results from our strategy shift, assuming it has meaningful success (about which no assurances can be given), may not be reflected in our financial results for the next 12 months or longer. See “Item 4.B: Business Overview."
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
Our Marketplace platform, as of the date of this report, supports 34 different types of cryptocurrencies for trading and custody. Because we only support trading in cryptocurrencies that have been approved for trading by crypto asset exchange operators in Japan under the guidelines of the JVCEA, we support fewer types of crypto assets than some exchange operators in other jurisdictions. For the fiscal years ended March 31, 2025 and 2026, we derived the majority of our revenue from transactions on Bitcoin, Ethereum and XRP. Depending on broader trends within the crypto asset market, our total revenue may be concentrated into certain specific crypto assets at various times in the future. As a result, our business may be adversely affected if the market for Bitcoin, Ethereum, XRP or any particular crypto asset that is being heavily traded on our platforms deteriorates, which could be caused by one or more of the following factors:
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
We are subject to extensive regulation in Japan, Canada and France and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, product and service offerings, business, operating results, and financial condition.
Our business is subject to ongoing examinations, oversight, and reviews, by Japanese regulators and self-regulatory organizations, including, but not limited to, the JFSA and the JVCEA, and by the Ontario Securities Commission (OSC) and Canadian laws and regulations with respect to 3iQ’s business. We received our license as a crypto asset exchange service provider from the JFSA in January 2019. In Canada, beginning in 2017, 3iQ Corp. is registered with the Ontario Securities Commission and, under the Multilateral Instrument 11-102 Passport System, with securities regulators in other Canadian provinces and territories, as an Investment Fund Manager, Portfolio Manager, Exempt Market Dealer, and Commodity Trading Manager. Aplo is currently registered as a Digital Asset Service Provider with the AMF and must obtain MiCA authorization by July 1, 2026 and, while no assurances can be given, Aplo expects to obtain its MiCA authorization in a manner that will not interfere with its current operations.
We are required to periodically submit business and audit reports and are subject to examinations by these regulatory authorities. As a result of findings from these audits and examinations, regulators have and may in the future require us to take certain actions, including amending, updating, or revising our compliance measures from time to time, limiting the kinds of customers to whom we provide services, changing, terminating, or delaying our licenses that relate to or cover existing or introduction of new product and services, requiring us to have further external or internal audits, or requiring us to submit or be subject to further regulatory scrutiny, including investigations and inquiries. We have received, and may in the future receive, examination reports citing violations of rules and regulations, inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting, and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require us to incur significant costs, and if we fail to properly remediate any of these examination findings we could face civil litigation, significant fines, damage awards, forced removal of certain employees (including members of our executive team), barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other regulatory consequences. Further, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or which could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had in the past, and could again have in the future, an adverse effect on our reputation and brand and our business, operating results, and financial condition. For further information on the regulations we are subject to, see the subsections entitled "Item 4.B: Business Overview — Regulatory Environment in Japan, Regulatory Environment for 3iQ and Regulatory Environment for Aplo."
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
In addition, Coincheck’s Chairman and Representative Director (who is also Coincheck Parent’s Chief Stakeholder Officer), also serves as a director of the JVCEA, which could potentially result in a conflict of interest. We are not aware of any such conflicts of interest and believe that the possibility of any information being shared with him that could cause a conflict of interest is limited, but there can be no assurances. See "Item 4.B: Business Overview — Regulatory Environment in Japan — Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service Providers."
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
Also, certain of our transactions or dealings may become subject, as a jurisdictional matter, to economic sanctions laws and regulations imposed by governmental authorities outside of jurisdictions where we do customer business, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). We have taken steps designed to comply with sanctions imposed by Japan, the United States, Canada, and other relevant regulators, and to prevent our users from using our cryptocurrency exchange to conduct transactions or dealings with countries, regions, and persons sanctioned by Japan, the United States, Canada and other governments, but we cannot guarantee that these safeguards will be effective. Any failure to comply with these sanctions may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive, and any such violation (or allegation of a violation) could adversely affect our business, financial condition, and results of operations.
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
•Many crypto networks implement software upgrades and other changes to their protocols, or otherwise, which could introduce bugs, security risks, or otherwise adversely affect them.
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
All of the crypto assets that Coincheck currently offers on its cryptocurrency exchanges, which are offered only to Japanese residents, have been confirmed by the JVCEA for trading in Japan by companies registered as crypto asset exchange service providers with the JFSA under the PSA. Although regulators outside of Japan, including those in the United States, have taken the position that certain crypto assets fall within the definition of a “security” under their country’s securities laws, these crypto assets are not currently considered a “security” in Japan. Canada considers Bitcoin and most altcoins commodities, but applies analyses similar to the U.S. (known as the "Howey" test and the investment contract test) to analyze whether other cryptos are securities. For France and the European Union, the MiCA creates a distinct regulatory category for crypto-assets that are not considered securities or financial instruments. There can be no assurance that the laws and regulations in Japan, Canada, France and the European Union will not change in the future.

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. As there can be no assurance that such regulation will not change or that future crypto assets will have differing treatments, we could be subject to legal or regulatory action in the event that a regulatory authority, or a court, were to determine that a supported crypto asset currently offered, sold, or traded on our cryptocurrency exchanges is a “security” under applicable laws or new rules or guidance.
For Coincheck, successful completion of the initial screening process of a crypto asset and determination of no objection by the JVCEA is not binding on regulatory authorities or courts in Japan in the event of a subsequent legal proceeding. If the JFSA or a court were to determine that a supported crypto asset currently offered, sold, or traded on our cryptocurrency exchanges is a security, we would not be able to offer such crypto asset for trading until we are able to do so in a compliant manner. Such an action could result in penalties, fines and reputational harm while customers that traded such supported crypto assets on our cryptocurrency exchanges and subsequently suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability.
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
As the trading of NFTs potentially implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, money transmission, sanctions, and currency, commodity, and securities law compliance, to help manage risks we have established an approval process with our Business Development Office performing the initial review and the Legal & Compliance

Department performing the secondary review prior to the final review by an internal review committee. There can be no assurance that the procedures we use are sufficient to comply with applicable laws and regulations, which remain uncertain and subject to rapid changes, or to identify all third-party rights issues. For example, NFTs raise various intellectual property law considerations, including relating to ownership, copyrights, trademarks and rights of publicity. The creator of an NFT will often have, or purport to have, all rights to the content of the NFT and rights to assign to a buyer, such as the right to display, modify, or copy the content, so risks include purchasing counterfeit items, or items alleged to be counterfeit, mislabeled items, items that are vulnerable to metadata decay, items on smart contracts with bugs, intellectual property infringement claims, and items that may become untransferable. To the extent that, despite our screening procedures for supported NFTs designed to prevent such issues, we are directly or indirectly involved in a dispute between creators and buyers on our Coincheck NFT Marketplace it could adversely affect the success of our Coincheck NFT Marketplace and harm our business, operating results, and financial condition.
Although NFTs are generally not regulated or deemed crypto assets under Japan’s PSA (See "Item 4.B: Business Overview — Regulatory Environment in Japan"), it is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact our business and our Coincheck NFT Marketplace. Outside of Japan, the appropriate regulation of NFTs is under active study in major jurisdictions. For example, NFTs are currently excluded from the scope of the European Union’s Markets in Crypto Assets Regulation (“MiCA”), but, pursuant to Article 142, the European Commission is required to publish a report assessing developments in the NFT market and evaluate the necessity and feasibility of regulating NFTs and related services providers through additional legislation. The European Commission’s report pursuant to Article 142 of MiCA was first due on December 31, 2024, which has been extended to December 31, 2025. In the United States, included within the framework for responsible development of crypto assets announced in September 2022 was an instruction for the U.S. Department of the Treasury to complete an illicit finance risk assessment on NFTs, which was published on May 29, 2024. As part of its finding, the report recommends the continued monitoring and evaluation of the need for additional guidance or rules to address financial risks associated with NFTs. Accordingly, significant additional new regulation is likely to be enacted in the future, and that may include in Japan. Due to the novel and complex issues involved, it is difficult to predict how any such developments will affect the development and operation of our Coincheck NFT Marketplace, and it is possible that the regulations adopted in individual jurisdictions may conflict with one another.
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
Crypto assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the crypto assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the crypto assets held in such a wallet. We hold the private key that is necessary for the transfer of customers’ crypto assets subject to strict limitations on its use under the regulations applicable to us. To the extent that any of the private keys relating to our hot or cold wallets containing crypto assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet. Further, we cannot provide assurance that our wallets will not be hacked or compromised. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ crypto assets could adversely affect our customers’ ability to access or sell their crypto assets, require us to reimburse our customers for their losses, and subject us to significant financial losses in addition to losing customer trust in us and our products.
If we fail to retain existing customers or add new customers, or if our customers decrease their level of engagement with our products, services and platform, our business, operating results, and financial condition may be significantly harmed.
Our success depends on our ability to retain existing customers and attract new customers and to increase engagement with our products, services and platforms. To do so, we must continue to offer leading technologies and ensure that our products and services are secure, reliable and engaging, and competitively priced. We have historically targeted retail investors new to investing in crypto assets, and the quality of our UI/UX, especially for smartphone users, and the provision of information to such investors is a key competitive factor. (UI refers to user interface design, a human-first approach to product design that focuses on the effectiveness of products, and UX refers to user experience design, a human-first approach to product design that focuses on the aesthetic experience of products.) There is no assurance that we will be able to retain our current customers or attract new customers, or keep our customers engaged, or that our strategy to indirectly add new users through CaaS will be effective or successful. In particular, as the majority of our total revenue is currently derived from Japanese retail customers, we are sensitive to any changes in sentiment among retail investors. Moreover, as we seek to attract new customers, we may try to expand to institutional customers within Japan, and we may be unsuccessful in any such expansion efforts due to differences in needs and expectations between Japanese institutional and retail customers. Any number of factors can negatively affect our customer retention, growth, and engagement, including if:
•we are unsuccessful with our recent shift in business strategy for customer, user and business growth;
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
Many of Coincheck's customers are first-time or less experienced users and our trading volumes and total revenues could be reduced if these customers stop trading crypto assets altogether or stop using our Marketplace platform services for their trading activities.
Our historical business model, and currently the majority of our business, focuses on making crypto assets accessible to a broad demographic of retail customers in Japan, including first-time and less experienced users. The number of new accounts opened with us by retail investors totaled 178,949, 309,951 and 236,669 in the years ended March 31, 2024, 2025 and 2026, respectively. Our success, and our ability to increase total revenue, depends in part on such customers continuing to utilize our cryptocurrency exchanges and platforms, even as crypto asset prices fluctuate and economic conditions change. Our customers do not have long-term contractual arrangements with us and may cease to use our cryptocurrency exchanges at any time. Retail investors, including particularly first-time and younger-aged users, which constitute a significant portion of our customer base, may be more inclined to explore or move to competing platforms that seek to target the same demographic and to stop trading crypto, some perhaps permanently, when a broad decline in the crypto asset markets occurs. Any significant loss of customers or a significant reduction in their use of our Marketplace platform could have a material impact on our trading volumes and total revenue, and adversely affect our business, financial condition and results of operations.
We may suffer losses due to staking, delegating, and other related services we provide to our customers.
Certain supported crypto assets enable holders to earn rewards by participating in decentralized governance, bookkeeping and transaction confirmation activities on their underlying blockchain networks, such as through staking activities, including staking through validation, delegating, and baking. We currently support certain crypto assets for a staking rewards program and may, in the future, support others. We currently provide and expect to continue to provide such services for Ethereum (ETH) (and, since our acquisition of 3iQ, also Solana), in order to earn staking rewards based primarily on the amount that we hold on behalf of customers and we share the rewards received with those customers. In other cases, we may delegate our customers’ assets to third-party service providers that are unaffiliated with us, and some networks may require customer assets to be transferred into smart contracts on the underlying blockchain networks that are not under our, or a specific third party’s, control.
In addition, with respect to staking and delegation generally, certain blockchain networks dictate requirements for participation in the relevant decentralized governance activity, and may impose penalties, or “slashing,” if the relevant activities are not performed correctly, such as if the staker, delegator, or validator acts maliciously on the network, “double signs” transactions, or if extended downtimes occur. If we or any of our service providers are slashed by the underlying blockchain network, our customers’ assets may be confiscated, withdrawn, or burnt by the network, resulting in losses for which we may be responsible. Further, certain types of staking require the payment of transaction fees on the underlying blockchain network and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of the network token. If we experience a high volume of such staking requests from our customers on an ongoing basis, we could incur significant costs. Any penalties or slashing events could damage our brand and reputation, cause us to suffer financial losses, discourage existing and potential customers from utilizing our products and services, and adversely impact our business.
If we fail to develop, maintain, and enhance our brand and reputation, our business, operating results, and financial condition may be adversely affected.
Our brands and reputation are key assets. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features and support, and our ability to successfully secure, maintain, and defend our rights to use the “Coincheck” and "3iQ" marks and other trademarks important to our brands. We believe that the ease-of-use of our products and services, in particular due to the quality and simplicity of our application interfaces, is a differentiating factor for our brands. We believe that the importance of our brands and reputation will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity about us or our brands, including our products, services, technology, customer service, personnel, or about crypto assets or crypto asset platforms generally that may indirectly have a negative effect on our brand, could diminish confidence in, and the use of, our products and services. Such negative publicity also could have an adverse effect on the size and engagement of our customers and could result in decreased total revenue, which could have an adverse effect on our business, operating results, and financial condition.
Our key business metrics and other estimates are subject to inherent challenges in measurement, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics.
We regularly review key business metrics, including the number of verified and active users, trading volume, customer assets, AUM, and other measures to evaluate growth trends, measure our performance, and make strategic decisions. These key metrics are calculated using internal company data and have not been validated by an independent third party. In particular, we need to be vigilant that our verified users do not include users who should be discarded in the calculation as invalid accounts due to fraud, trading bans, or spam or other reasons. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. We regularly review our processes for calculating these metrics, and from time to time we make adjustments to improve their accuracy. We generally will not update previously disclosed key business metrics for any such inaccuracies or adjustments that are immaterial. If our metrics provide us with incorrect or incomplete information about users and their behavior, we may make inaccurate conclusions about our business.
Unfavorable media coverage could negatively affect our business.
We receive a high degree of media coverage in Japan as a leading crypto asset exchange, and in Canada as a pioneer in crypto asset management services. Unfavorable publicity regarding, for example, our product changes, product quality, litigation or regulatory activity, privacy practices, terms of service, employment matters, the use of our products, services, or supported crypto assets for illicit or objectionable ends, the actions of our customers, or the actions of other companies that provide similar services to ours, could adversely affect our reputation. Further, we could in the future be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, employees, or society at-large. Such campaigns could materially impact our customers’ decisions to trade on our crypto asset platforms. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and result in a decrease in our total revenue, which could adversely affect our business, operating results, and financial condition.
Our product and service offerings may be exploited to facilitate illegal activity such as fraud, money laundering, gambling, tax evasion, and scams. If any of our customers use our platforms or offerings to further such illegal activities, our business could be adversely affected.
Our product and service offerings through our crypto asset platforms may be exploited to facilitate illegal activity including fraud, money laundering, gambling, tax evasion and scams. We may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in several circumstances. The use of our platforms for illegal or improper purposes could subject us to claims, lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in Japan, Canada, France or elsewhere, we may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. As a licensed crypto asset exchange service provider in Japan, Coincheck is required to implement KYC and other preventative measures mandated under Japan’s Act on Prevention of Transfer of Criminal Proceeds and monitored by the JFSA. We have in the past reported instances of non-compliance, and any future failure to maintain sufficient preventative measures could result in regulatory consequences and damage to our reputation. Changes in law have also increased the penalties for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.
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
While we believe that our risk management and compliance framework is designed to comply with the regulations applicable to our operations and to detect significant illicit activities conducted by our potential or existing customers, we cannot ensure that we will be able to detect all illegal activity. If we introduce new services additional challenges may present themselves in monitoring for illicit activities. If any of our customers use our platforms to further such illegal activities, our business could be adversely affected.
Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.
We are subject to significant regulatory oversight in Japan, Canada and France, and our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, we cannot assure you that our policies and procedures will always be effective. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.
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
The crypto asset market has been characterized by significant volatility and unexpected price movements. Certain crypto assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our exchange and asset management businesses. Abrupt changes in volatility or market movement can also lead to extreme pressures on our cryptocurrency exchanges and infrastructure that can lead to inadvertent suspension of services across parts of the platform or the entire platform.
We may from time to time hold certain crypto assets separately from customer assets for operational purposes, including to facilitate customer transactions on our Marketplace platform. To the extent we hold such assets, we may be exposed to market risk arising from changes in their prices. Our ability to facilitate transactions on our Marketplace platform depends in part on our ability to source crypto assets and to execute cover transactions at our own or external exchanges. Although we may use crypto assets borrowed from customers under our Coincheck Lending program to reduce the amount of net open positions we need to hold, our risk management is dependent on the continued availability of customer borrowings and sufficient liquidity in external exchanges. If customer borrowings become limited or unavailable, or if liquidity in own or external exchanges for a particular crypto asset deteriorates significantly, we may need to purchase and hold additional crypto assets or may be unable to execute cover transactions on acceptable terms, or at all. In such circumstances, we could be exposed to increased price fluctuations and may determine to limit or suspend transactions in the affected asset, which could reduce activity on our Marketplace platform and adversely affect our business, financial condition, and results of operations.

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
In order to own, transfer and use a crypto asset on its underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. To deposit crypto assets with us a customer must “sign” a transaction that relies on the interaction of the private key of the wallet from where the customer is transferring crypto assets, the public key of a wallet that we control which we provide to the customer, and the broadcast of the deposit on the underlying blockchain network. Similarly, to withdraw crypto assets deposited with us, the customer must provide us with deposit address where the crypto assets are to be transferred, and we are required to “sign” a transaction authorizing the transfer. In addition, some crypto networks require that additional information be provided in connection with any transfer of crypto assets to or from our cryptocurrency exchanges. A number of errors can occur in the process of depositing or withdrawing crypto assets, such as typos, mistakes, or the failure to include the information required by the blockchain network. For instance, a user may incorrectly enter our wallet’s public key or the desired recipient’s public key when depositing and withdrawing from our cryptocurrency exchanges, respectively. Alternatively, a user may transfer crypto assets to a wallet address that he does not own, control or hold the private keys to. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, a Bitcoin wallet address can only be used to send and receive Bitcoin. If any Ethereum or other crypto asset is sent to a Bitcoin wallet address, or if any of the foregoing errors occur, all of the customer’s crypto assets will be permanently and irretrievably lost with no means of recovery. We have encountered and expect to continue to encounter similar incidents with our customers. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.
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
We currently support, and expect to continue to support, various crypto assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging effects. For instance, in January 2026, an attacker exploited an unchecked integer overflow in Truebit's five-year-old token contract, a class of vulnerability common in older Solidity code that predates automatic overflow protections, minting hundreds of millions of tokens at near-zero cost and draining approximately $26 million before the flaw was detected. In March 2026, a supply chain attack on a third-party developer’s GitHub credentials gave attackers signing authority over Resolv Labs’ stablecoin minting function, and they printed approximately $80 million in unbacked tokens, causing a 97% depeg and approximately $25 million in losses. These incidents reflect broader emerging vulnerability trends, including access control failures, supply chain attacks on developer infrastructure, AI-assisted exploitations, and bridge and messaging protocol exploitations. If any such vulnerabilities or flaws come to fruition, smart contract-based crypto assets, including those held by us for our customers, may be affected by negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time.
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
We charge miner fees when a customer sends certain crypto assets from their Coincheck account to a non-Coincheck account. We estimate the miner fee based on the cost that we will incur to process the withdrawal transaction on the underlying blockchain network. We also pay miner fees when we move crypto assets for various operational purposes, such as when we transfer crypto assets between our hot and cold wallets, for which we do not charge our customers. Miner fees, while they have generally stabilized in 2026, can be unpredictable and volatile. For instance, in 2021, Bitcoin miner fees increased from approximately $10 per transaction in January 2021 to over $60 per transaction in April 2021 and again to over $120 per transaction in April 2024, and remained volatile in 2025. Even though Bitcoin’s miner fees have since decreased, if the block rewards for miners on any blockchain network are not sufficiently high to incentivize miners, miners may demand higher transaction fees, or collude to reject low transaction fees and force users to pay higher fees. Although we generally attempt to pass miner fees relating to customer withdrawals through to our customers, we have in the past incurred, and expect to incur from time to time, losses associated with the payment of miner fees in excess of what we charge our customers, resulting in adverse impact on our operating results.
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
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. In addition, there has been limited precedent for the financial accounting of crypto assets and related valuation and revenue recognition standards. As such, there remains significant uncertainty on how companies should account for crypto assets transactions, crypto assets and related revenue. There has been limited guidance from taxing authorities on treatment of crypto assets and revenue therefrom. Tax audits or changes in the tax treatment of our business could result in the imposition of significant additional taxes. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.
We obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, result in liability claims and regulatory enforcement actions and otherwise have an adverse effect on our business.
We obtain and process large amounts of sensitive data, including personal data related to our customers and their transactions, such as their names, addresses, copies of government-issued identification, trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase if our business continues to expand. Japanese laws and regulations, such as the Act on the Protection of Personal Information (APPI), governing privacy and data protection require us to safeguard our customers’, employees’, and service providers’ personal data and other important information. Private-sector commercial activities in Canada are covered primarily by its Personal Information Protection and Electronic Documents Act (PIPEDA), which strictly covers certain regulated businesses, including financial services firms. If we fail to comply with applicable regulations relating to personal information and data protection, we may be subject to adverse governmental agency orders and be liable for fines.
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
We rely on third parties in connection with many aspects of our business, including payment processors, banks, and payment gateways to process transactions; cloud computing services and data centers that provide facilities, infrastructure, custodial services providers, website functionality and access, components, and services, including databases and data center facilities and cloud computing; and third parties that provide outsourced customer service, compliance support and product development functions which are critical to our operations. Because we rely on third parties to provide these services and to facilitate certain of our business activities, we face increased operational risks. We do not control the operation of any of these third parties, including the data center facilities we use. These third parties may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics (like the COVID-19 pandemic) and similar events. There can be no assurance that third parties that provide services to us or to our customers on our behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to us or our customers on our behalf, such as if third-party service providers were to close their data center facilities without adequate notice, are unable to restore operations and data, fail to perform as expected, or experience other unanticipated problems, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.
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
We rely on banks and other payment processors in our business and we pay these providers fees for their services. From time to time, payment networks have increased, and may increase in the future, the interchange fees and assessments that they charge for transactions that use their networks. Payment networks have imposed, and may impose in the future, special fees on the purchase of crypto assets, including on our cryptocurrency exchanges, which could significantly increase our costs. We could attempt to pass these increases along to our customers, but this strategy might result in the loss of customers to our competitors who may not also pass along the increases, thereby reducing our total revenue and earnings.
We may also be directly or indirectly liable to the bank or other payment processor for rule violations, or they may refuse to do business, or continue to do business, with us if they believe we have committed rule violations. Banks and other payment processors set and interpret their network operating rules, including the level of sufficient compliance by the crypto firm with the “travel rule” that has been enacted to support anti-money laundering laws and regulations. See subsections about anti-money laundering and the "travel rule" in "Item 4.B: Business Overview — Regulatory Environment in Japan and Regulatory Environment for Aplo." The vendor we use, considered an industry standard and used by many crypto firms, to provide the technology services that enable tracking of transactions to comply with the travel rule does not support, or fully support, certain cryptocurrencies we offer. If a bank or other payment processor is not satisfied with our level of compliance, as we have been advised from time to time they may not be, we may be required to change to another bank or payment processor, if possible, or alter our product offering or business practices, which may be costly or otherwise adversely affect our business. They could also adopt new operating rules or standards or interpret or reinterpret existing rules that we might find difficult or even impossible to follow, or costly to implement.

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
We are exposed to certain credit risks due to our reliance on third-party cryptocurrency exchanges where we execute cover transactions (which we refer to as our cover counterparties) are composed of a relatively small number of financial institutions and cryptocurrency exchange brokers. We borrow crypto assets from our customers and, in order to be able to hedge by executing cover transactions, hold a portion of those borrowed crypto assets in our accounts with such cryptocurrency exchanges. If such third party exchange should go bankrupt or retain such crypto assets for some other unanticipated reason, we would still be responsible for returning such crypto assets to our customers. We self-impose, as a risk management policy, an overall risk limit amount and specific limits per third-party exchange on a daily basis. We also seek to stay alert for information that could lead to credit, legal or reputational concerns about a cryptocurrency exchange we deal with. If concerns arise, we take measures to avoid or reduce the risk, such as reducing the amount on deposit with the affected third-party exchange and transferring the assets to alternative exchanges. If these alternatives are not feasible for a particular crypto asset, however, we may need to temporarily suspend the trading and handling of the affected crypto asset, which could adversely affect our results of operations and our business reputation. On March 24, 2023, Binance, one of our cover counterparties, suffered an outage and suspended the trading of all crypto assets for a number of hours. As of the same date, our crypto assets deposited with Binance had increased to ¥194 million due to an increase in crypto asset prices. Although we were able to successfully use alternative counterparties without disruption to our services in this instance, we may not be successful in doing that in the future if a similar situation with a cover counterparty arises. We are still obligated to complete transactions which have already been placed by customers and accepted by our system, even if we are unable to execute cover transactions.
Coincheck transacts with both Japanese and international counterparties, and our largest single credit exposure as of March 31, 2026 relates to crypto assets we have deposited in order to transact with bitFlyer (54% of deposits), followed by Binance (30%), B2C2 (10%) and Wintermute (5%). These deposits represented in the aggregate approximately 0.7% of Coincheck’s equity at March 31, 2026.
We have not suffered credit losses with respect to these third-party exchanges to date, but there can be no assurance that any risk limitation measures we take will prove to be effective and there is a possibility that sudden changes in market conditions could lead to such third-party exchanges having their credit rating downgraded, becoming insolvent or otherwise becoming unable to fulfill their obligations to us, which could have an adverse effect on our customers, business, reputation and results of operations.
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
Although we conduct regular reviews of our use of open source software (Coincheck's most recent being in June 2026), and have not identified any material issues of concern, we cannot assure you that our processes for controlling our use of open source software in our platforms and systems are, or will be, effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face litigation, infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our software, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results, and financial condition. Moreover, the terms of many open source licenses have not been interpreted by domestic or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our product and service offerings.

We are exploring incorporating artificial intelligence (AI) technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.
We are currently exploring the use of AI to improve our products and processes for some of our operations, including to increase the efficiency of product development and engineering workflows, and in other areas. If we fail to keep pace with rapidly evolving AI technological developments, especially in the financial technology sector, our competitive position and business results may suffer. At the same time, use of AI has recently become the source of significant media attention and political debate. Content generated by AI systems may appear correct but is factually inaccurate, misleading or otherwise flawed, or that result in unintended biases and discriminatory outcomes, which could negatively impact our users, harm our reputation and business, and expose us to liability. Ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, users, or society, or result in our products and services not working as intended. Our implementation of AI systems could result in legal liability, regulatory action, brand, reputational, or competitive harm, or other adverse impacts. Moreover, laws, regulations, and industry standards relating to AI are rapidly evolving across the jurisdictions in which we operate and may restrict or impose significant costs on our ability to develop or deploy AI technologies in our products, services, or internal processes. The EU AI Act, which entered into force on August 1, 2024, establishes a risk-based classification framework with phased compliance obligations, including requirements applicable to AI systems used in financial services that become effective in August 2026, with penalties for non-compliance of up to €35 million or 7% of worldwide annual turnover. In the United States, a developing patchwork of federal executive actions and state legislation addressing AI-driven decision-making and algorithmic transparency, if applicable to our business or copied in jurisdictions that are applicable to our business, could require us to modify our practices or increase compliance costs. The regulatory framework governing the use of AI and machine learning technology is rapidly evolving, and we cannot predict how future legislation and regulation will impact our ability to offer products or services that we develop which leverage AI and machine learning technology. The cost of complying with these overlapping and potentially inconsistent requirements across jurisdictions could be significant and could adversely affect our business, financial condition, cash flows and results of operations.
We may license AI technologies from third parties that use models trained on data that could potentially violate intellectual property, privacy, or other third party rights or violate law. These AI technologies may also produce results or generate content that is inaccurate or misleading or that cannot be explained by data. In addition, certain third-party AI technologies that we decide to utilize in our business may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection. See “—Risks Relating to Third Parties” for additional risks related to our use of third-party vendors that may apply to the use of AI technologies licensed from third parties. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs.
In certain cases and in the future, we may rely on AI technology that is made available under open source licenses. Such technology may not be as reliable as proprietary technologies since open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the technology. In addition, while the source code for open source AI technologies may be publicly available, the underlying weights and other components of that AI technology may be proprietary and not available for review or analysis. For additional risks related to the use of open-source AI technologies, see “—Our platforms and systems contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could harm our business.”

Risks Relating to Our Employees
The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial condition.
We operate in an industry that is not widely understood and requires personnel with specialized knowledge and technical skills. We believe that our future success is highly dependent on the talents and contributions of our senior management team, members of our executive team, and other key employees in areas including systems design and engineering, risk management, finance, compliance and legal, and marketing. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees. Due to the relatively recent emergence of markets for crypto assets, the pool of qualified talent is limited, particularly with respect to executive talent, systems engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the operation of our business, could adversely impact our operating results and impair our ability to grow.
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
Fluctuations in the price of our Ordinary Shares could contribute to the loss of all or part of your investment. The trading price of our Ordinary Shares has been, and may continue to be, volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have an adverse effect on your investment in our Ordinary Shares and our Ordinary Shares may trade at prices significantly below the price you paid for them. In such a circumstance, the trading price of our Ordinary Shares may not recover and may experience a further decline. There has, in fact, been a significant decline in the price of our Ordinary Shares over the past 18 months.
Factors affecting the trading price of our Ordinary Shares may include:
•actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•the volume of our Ordinary Shares available for public sale;
•market perceptions regarding our recent shift in business strategy and our ability to execute it;
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
Prior to the consummation of the Business Combination there was not a public trading market for our Ordinary Shares, and following the closing of the Business Combination and the listing of our Ordinary Shares on Nasdaq the volume of our Ordinary Shares available for public sale has been relatively small, often less than 100,000 shares traded per day. If we are unable to create a more liquid market for our Ordinary Shares, through another primary offering (which can be dilutive and the ability of which to complete is largely controlled by capital market conditions and demand) or other means, our share price may remain volatile, or may decline, there may be limited interest in our Ordinary Shares by institutional and sophisticated investors, analysts may not have or lose interest in covering us, and potential acquisition targets may not be comfortable receiving our Ordinary Shares as consideration, which could materially impede our ability to make acquisitions we find attractive on favorable terms, or at all. It is possible that a more active trading market for our Ordinary Shares will not develop in the foreseeable future, or at all.
Future sales of our Ordinary Shares or the anticipation of future sales could reduce the market price of our Ordinary Shares.
Sales of a substantial number of our Ordinary Shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. As of the date of this report, we had 191,797,973 Ordinary Shares issued and outstanding.
Taking into account registration statements we have filed covering Ordinary Shares and the anticipated registration of the Ordinary Shares issued pursuant to the KDDI Investment Agreement and the 3iQ Acquisition Agreement, as well as Ordinary Shares that have been issued pursuant to our Omnibus Incentive Plan, while those registration statements are effective most of our issued and outstanding Ordinary Shares are generally permitted to be sold by our securityholders from time to time, subject to any applicable contractual or legal restrictions. There are also up to 4,730,537 Ordinary Shares issuable upon the exercise of the Public Warrants. The resale, or anticipated or potential resale, of a substantial number of our Ordinary Shares may have a material negative impact on the market price of our Ordinary Shares and could make it more difficult for our shareholders to sell their Ordinary Shares at such times and at such prices they deem desirable. Additionally, even if the price of our Ordinary Shares declines substantially, some selling securityholders may still have an incentive to sell to obtain liquidity for themselves.
We may issue additional Ordinary Shares or other equity securities, which would dilute your ownership interests and may depress the market price of our Ordinary Shares.
We may issue additional Ordinary Shares or other equity securities of equal or senior rank in the future in connection with, among other things, financings, future acquisitions, repayment of outstanding indebtedness, employee benefit plans and exercises of outstanding options, warrants and other convertible securities, in a number of circumstances. From March 31, 2025 through the date of this report, new issuances of Ordinary Shares have, in fact, been made to KDDI, the selling shareholders of 3iQ and Aplo, and under our Omnibus Incentive Plan, increasing our issued and outstanding Ordinary Shares from 130,814,526 as of March 31, 2025 to 191,797,973 issued and outstanding Ordinary Shares as of the date of this report.
Our issuance of additional Ordinary Shares or other equity securities of equal or senior rank has or may have the following effects:
•your proportionate ownership interest in our company decreases;
•the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;
•the relative voting strength of your shares is or may be diminished; and
•the market price of our Ordinary Shares may decline.
Our largest shareholder, Monex, continues to exercise supermajority control over us and may have interests that differ from or conflict with ours.
As of the date of this report, Monex holds approximately 71% of our Ordinary Shares outstanding. Accordingly, Monex exercises control, including veto rights, over all fundamental decisions that require shareholder approval, such as the approval of mergers or other business combination transactions, the sale of businesses and amendments to our Articles of Association. As a result, Monex generally has the power to prevent or delay a change of control or other transactions that you may believe would be beneficial to our shareholders, and this may also prevent or discourage shareholder initiatives aimed at changing our management or strategy or otherwise exerting influence over us. Monex, itself a publicly traded company in Japan, will exercise its voting power in its own interest, which may not be in line, or may be in conflict with, the interests of the remaining shareholders.
We incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.
We face increased legal, accounting, administrative, director and officer insurance liability, and other costs and expenses as a public company (we became a public company on December 11, 2024). Compliance with public company requirements increase costs and make certain activities more time-consuming. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
If we fail to maintain effective internal control over financial reporting, the price of our Ordinary Shares may be adversely affected.
We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish or maintain those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our Ordinary Shares.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. We are required to comply with the management certification requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) in this report and include management’s annual report on internal control over financial reporting in our annual reports on Form 20-F pursuant to Section 404(a) of SOX. If we cease to be a non-accelerated filer under SOX (market value of shares held by non-affiliates, or “public float,” under $75 million), we would then be required to comply with Section 404(b) of SOX (provide an auditor’s attestation report to management’s annual report on internal control over financial reporting) in our annual reports on Form 20-F. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.
In connection with the preparation of our consolidated financial statements for the year ended March 31, 2023, we identified a material error related to the accounting for Marketplace platform transaction revenue recognition and therefore restated our financial statements for the years ended March 31, 2021 and 2022. We had reconsidered during our fiscal year ended March 31, 2023 our accounting policy for Marketplace platform transactions, and reconsideration of the policy for revenue recognition was determined appropriate based upon the development of interpretive guidance across the blockchain and digital asset industry, as well as information obtained from conversations with our auditors, third-party consultants, and other relevant parties. Based on this reconsideration, we determined that use of the former accounting policy had resulted in a material misstatement of Coincheck’s marketplace transaction revenue and costs of sales for the years ended March 31, 2021 and 2022, which required our restatement. We applied the corrected accounting policy for transaction revenue recognition in our audited financial statements for the year ended March 31, 2023, and have continued to do so thereafter, including for this report. Management has concluded that this material weakness has been completely remediated. However, we cannot provide assurances that we will be successful in preventing additional material weaknesses or significant deficiencies in our internal controls over financial reporting in the future.
We qualify as a foreign private issuer (FPI) within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and (iii) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we currently publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and is or may be less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you hold our securities, you may receive less or different information about us, and at different times, than that you would receive about a U.S. domestic public company.
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
Also, the SEC in June 2025 issued a concept release soliciting public comment on potential changes to the definition of a Foreign Private Issuer (FPI). This release was the first review of the FPI framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to FPIs. The concept release outlines several potential approaches to revising the FPI definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled. See “Item 16.G: Corporate Governance—Implications of Being a Foreign Private Issuer.”
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
The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. Securities and industry analysts may not publish, or continue to publish, research on us. If no securities or industry analysts have coverage of our company, our share price and trading volume would likely be negatively impacted. If any of the analysts who do or may cover our company change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover our company were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
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
Our Ordinary Shares are listed on Nasdaq under the symbol "CNCK." If Nasdaq delists our Ordinary Shares from trading on its exchange for failure to meet the listing standards, we and holders of our Ordinary Shares could face significant adverse consequences including:
•a limited availability of market quotations for our Ordinary Shares;
•reduced liquidity for our Ordinary Shares;
•a determination that our Ordinary Shares are a "penny stock" which will require brokers trading in our Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our Ordinary Shares;
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

Coincheck Parent is domiciled in the Netherlands, its operating subsidiaries are domiciled and conduct their businesses in Japan Canada and France, our Ordinary Shares are listed in a United States market (Nasdaq), and our business strategy includes global expansion where future companies or businesses could be domiciled, and conduct business, in other countries or regions. Unilateral or internationally agreed or disputed changes in international tax policy, laws or regulations or in the policies or positions of relevant tax authorities, including Japanese, U.S., Dutch, Canadian and French tax authorities and the application of tariffs or other executive actions, regarding the disputed, application, administration or interpretation of tax laws, regulations or treaties, could also increase the taxes or levies (including tariffs) payable by us or in respect of our services or transactions, possibly even with retroactive effect.
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
Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. If we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to Ordinary Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. See "Item 10.E: Taxation — Certain U.S. Federal Income Tax Consequences to U.S. Holders — Passive Foreign Investment Company."
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
Investor concerns regarding the U.S., Japanese, or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on terms favorable to us, or at all, in connection with capital needed for our growth strategy, and could have adverse impacts on our liquidity, our business, financial condition or results of operations, as well as prospects. Our business may be adversely impacted by these developments in ways that we cannot predict at this time, there may be additional risks that we have not yet identified, and we cannot guarantee that we will be able to avoid negative consequences directly or indirectly from any failure of one or more banks or other financial institutions.
Market conditions, economic uncertainty or downturns could adversely affect our business, financial condition, and operating results.
In recent years, the United States and other markets have experienced cyclical or episodic downturns, and worldwide economic conditions remain uncertain, including as a result of a pandemic, supply chain disruptions, and ongoing wars and geopolitical conflicts, including the current conflict with Iran, which is having global economic effects due to energy supply (which may be particularly adverse to Japan, which, according to a March 4, 2026 Reuters article, relies on the Middle East for approximately 95% of its oil supplies and 11% of its liquefied natural gas imports, with about 70% and 6%, respectively, coming via the Strait of Hormuz), imposed and threatened tariffs, elevated interest rates, and higher prices from elevated inflation levels.
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
Our business operations are subject to interruption by wars, natural disasters, fire, power shortages, pandemics, terrorism, and other events beyond our control. Further, acts of terrorism (including cyber terrorism), social unrest, and other geo-political events could cause disruptions in our business or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our reputation, financial condition and operating results.
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
Acquisition of Coincheck by Monex in April 2018
In April 2018, Coincheck was acquired by Monex for ¥3.6 billion. After the acquisition, Monex worked closely with the JFSA to implement heightened security measures and better corporate governance, including engagement of a financial cybersecurity consulting firm to conduct a holistic review, appointment of new directors, corporate auditors and executive officers, and improvements to compliance and risk management. Coincheck also joined with the 16 domestic cryptocurrency exchanges in operation in Japan as of March 2018 to form the JVCEA in order to strengthen rules in the industry to reduce the risk of future similar incidents. In January 2019, after significant improvements to Coincheck’s risk management and governance systems were completed, Coincheck received a license as a crypto asset exchange service provider from the JFSA and registered with the Kanto Financial Bureau under the PSA, and also became a member of the Japan Cryptoasset Business Association. Since the 2018 acquisition by Monex, Coincheck has actively worked, and intends to continue to actively work, with all applicable regulators to improve the regulatory standards of crypto assets in Japan and, in that regard, Coincheck’s Chairman and, Representative Director has served and continues to serve as a director of the JVCEA. See "Item 4.B: Business Overview — Regulatory Environment in Japan."
Business Combination in December 2024
We decided in 2022 to takes steps toward becoming a publicly traded company with shares listed on either Nasdaq or NYSE. On December 10, 2024, the Business Combination closed. On December 11, 2024, as contemplated by the Business Combination Agreement, our Ordinary Shares and Public Warrants commenced trading on Nasdaq under the symbols “CNCK” and “CNCKW,” respectively. Following the Business Combination, M1 Co was a direct, wholly owned subsidiary of Coincheck Parent and the sole shareholder of Coincheck, but, on June 20, 2025, was merged into Coincheck, resulting in Coincheck Parent becoming the sole shareholder of Coincheck.
Acquisitions of Next Finance, Aplo and 3iQ in 2025 and 2026
In March 2025, Coincheck Parent acquired Next Finance. Next Finance, headquartered in Tokyo, Japan, is a blockchain infrastructure company focused primarily on staking services technology.
In October 2025, Coincheck Parent acquired Aplo. Aplo, headquartered in Paris, France, is a crypto prime brokerage for institutional investors that has built an innovative, proprietary institutional trading application and supporting infrastructure, combining algorithmic execution and unified access to deeper liquidity.

Effective March 1, 2026, Coincheck Parent acquired approximately 99.8% beneficial ownership of 3iQ. 3iQ, based in Ontario, Canada, is one of the world’s leading alternative digital asset managers. Pursuant to the 3iQ Acquisition Agreement, based on an agreed value for 3iQ of $111,840, 476, and an agreed value for Coincheck Parent of $4.00 per ordinary share, all issued and outstanding shares beneficially owned by Monex in 3iQ’s holding company, constituting approximately 97% beneficial ownership of 3iQ, were exchanged for 27,149,684 newly issued Ordinary Shares, and all issued and outstanding shares beneficially owned by three minority shareholders, constituting approximately 2.8% beneficial ownership of 3iQ, were exchanged for 761,161 newly issued Ordinary Shares.
KDDI Investment in June 2026
In June 2026, KDDI made a strategic investment in the Company and became, upon completion of the transaction, the owner of approximately 14.9% of Coincheck Parent’s issued and outstanding Ordinary Shares. Pursuant to the KDDI Investment Agreement, KDDI subscribed for 28,536,516 Ordinary Shares for a subscription price of USD 2.28 per share, an aggregate subscription price of $65,063,256. KDDI, a Japanese corporation listed on the Tokyo Stock Exchange and headquartered in Tokyo, Japan, is a major Japanese telecommunications company that provides telecommunications services, finance and, energy, IoT services for connected cars, and data center connectivity. Concurrently with the signing of the KDDI Investment Agreement, Coincheck entered into a business alliance agreement with KDDI focused on collaborative initiatives aimed at expanding the digital asset market in Japan, including through mutual customer referral programs and related revenue sharing and referral fees.
Current Corporate Organizational Structure
As of the date of this report, the Company’s corporate organizational structure is as follows: Coincheck Parent is the publicly traded holding company, directly or indirectly, of the following operating companies: (1) Coincheck; (2) as of March 1, 2026, 3iQ; (3) as of October 14, 2025, Aplo; (4) as of March 14, 2025, Next Finance; and (5) CCG Administrative Services, Inc., a Delaware corporation, which provides certain administrative services to Coincheck Parent.
B.Business Overview
Our Mission
We have been for several years, and believe we continue to be, a leader in the Japanese retail crypto asset industry. Now, with our recent acquisitions of 3iQ, Aplo and Next Finance, and the potential synergies they provide, our mission is to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Building upon our (1) leadership position and scale in Japan as a retail crypto asset exchange provider, (2) success as a pioneer in digital asset investment solutions, (3) robust prime brokerage technology and expertise that can serve institutional traders, and (4) staking and related technologies, we are working to expand into institutional services and digital asset infrastructure across multiple markets. Our initial focus will be Japan, the world’s fourth largest economy, for project and service offerings that can include trade execution and settlement, custody, staking, and asset management. We seek to increase our share of the Japanese crypto asset market both organically through our Marketplace platform and through non-retail channels, such as significant strategic partnerships, collaborations and distribution arrangements with large and medium-sized Japanese firms.

Overview
You should note when reading this report that our mission statement speaks to a shift in our strategy that is weighted to a non-retail business focus for meaningful growth. “Non-retail,” as we view it for our business strategy, means any of the following: (a) crypto asset management (including sub-advisory) services, such as management of hedge funds and listed exchange-traded funds, and sub-advisory services to financial firms whose independent advisors are including crypto assets in portfolios being offered to their customer bases, (b) white-label or co-branded offerings or similar distribution arrangements with third-party firms who need crypto-asset trade execution and settlement, and/or custody, from a licensed crypto asset provider so that they may offer crypto asset investments to their customer bases, which we sometimes refer to as CaaS (crypto-as-a-service) or “B2B2C” (business-to-business-to-customer) relationships, (c) crypto asset execution and settlement, and/or custody, services directly to firms or institutions as the end users, and (d) fee-generating activities, such as staking and crypto asset lending, that can be derived from our custody of customer crypto assets.
This annual report, however, including our financial statements, is mostly about our performance and results for our fiscal year ended March 31, 2026, as compared to our fiscal year ended March 31, 2025, and our financial condition at March 31, 2026 and 2025. We have owned 3iQ for only one month during this period (March 2026) and Aplo for five-and-one-half months (mid-October 2025 through March 2026). Our shift in strategy we have described is, therefore, not meaningfully reflected in the financial periods covered by this report, other than expenses and other matters related to the acquisitions of 3iQ, Aplo and Next Finance, and our financial results from our strategy shift, assuming it has meaningful success (about which no assurances can be given), may not be reflected in our financial results for the next 12 months or longer. We ask you to read both the strategy shift we have described in our mission statement, and this historical matters covered in this report, in such context.
Our Market Opportunity
Crypto assets are becoming more accepted as an asset class.
Since 2020, the number of institutional investors who regard crypto assets as a meaningful investment class has been expanding rapidly. We anticipate that the infrastructure for institutional investors in Japan who wish to conduct transactions in crypto assets will continue to improve over time. There are now approximately 250 listed exchange-traded funds (ETFs)/exchange-traded products (ETPs) linked to Bitcoin (BTC), Ether (ETH), or XRP, further confirming institutional adoption of crypto assets as investment vehicles. In addition, traditional financial institutions including Fidelity Investments, BNY, Standard Chartered, State Street, U.S. Bank, DBS Bank, Deutsche Bank, Citigroup, JP Morgan, Goldman Sachs and Scotiabank (in partnership with 3iQ acting as a sub-advisor) have entered into crypto asset, or crypto-asset-related, businesses. We believe the entry of traditional institutional investors supports the premise that crypto assets can form part of a diversified asset portfolio to be held over the medium- to long-term.
The cryptocurrency markets, although they have been volatile, have grown significantly over time.
The total global market capitalization of crypto assets increased from approximately $1.1 billion to approximately $2.3 trillion between June 30, 2013 and March 31, 2026, equivalent to a CAGR of over 80%.

Source: CoinMarketCap
The crypto asset management market is expected to grow significantly.
The global crypto asset management market size was estimated at $1.1 trillion in 2023 and is projected to reach $4.6 trillion by 2030, growing at a CAGR of 24.6% from 2024 to 2030, according to a report from Grand View Research. According to Grand View, widespread adoption may reflect the importance of managing digital assets securely and efficiently, and innovations and growing reliance regarding blockchain technology may be boosting demand for advanced asset management solutions to handle the increasing volume and complexity of digital assets.
Source: Grand View Research, Crypto Asset Management Market (2024-2030)

The Japanese cryptocurrency market is a large and, we believe, underpenetrated market, representing a compelling opportunity in Japan.
Japan’s domestic cryptocurrency market has had periods of strong transaction volume despite periods of volatility. In March 2026, the cash-equivalent trading volume on domestic cryptocurrency exchanges, which includes ours, was approximately ¥1.9 trillion. We also believe that large traditional Japanese financial services firms, as well as large Japanese firms primarily known in other industries but which have financial services divisions or subsidiaries (such as KDDI and Mercari, both of which have agreements with us regarding crypto asset offerings), are seeking to enter the crypto asset market in order to be able to make crypto asset services available to their customer bases.
According to the Japan Securities Dealers Association, the number of securities brokerage accounts held by individuals in Japan was approximately 42 million as of March 31, 2026, but according to the JVCEA there were only approximately 14.1 million accounts engaged in trading of crypto assets as of March 31, 2026 and only 11% of the Japanese population owns crypto assets. We believe this shows real potential for growth in investment and trading of crypto assets by Japanese individuals. We believe that the Japanese public is highly engaged and willing to participate in the crypto asset revolution and encouraged by the country’s thoughtful crypto regulation model, which is designed around protecting the consumer. While our trading volume, together with the trading volume of others in the industry, has seen recent declines, we have continued to see growth in our number of verified accounts through March 31, 2026. Coincheck defines verified accounts as accounts that have been opened after the account has been approved following completion of all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts.
Japan has a well-developed regulatory environment.
While the legal status of crypto assets is unclear in many places around the world, Japan is one of the first countries to define crypto assets in law and to introduce regulations for crypto asset exchanges. In April 2017, the revised PSA and the revised Act on Prevention of Transfer of Criminal Proceeds, which introduced a definition of crypto assets (originally called virtual currency under that law) and a regulatory framework for crypto asset exchanges, came into effect, and cryptocurrency exchange businesses became subject to registration by the JFSA. As a result, AML/CFT regulations began to be applied to cryptocurrency exchanges. Additionally, in order to protect users and enforce proper and reliable business practices, the JFSA’s administrative guidelines have required cryptocurrency exchange companies to establish a system for examining how cryptocurrencies are handled and a system for appropriately verifying risks. In March 2018, the JVCEA was established and became a certified self-regulatory organization in October of the same year. The JVCEA formulates and publishes self-regulatory guidelines and rules in compliance with various JFSA guidelines to protect users and strengthen the AML/CTF system. Japan’s regulation of crypto assets is in the process of being further refined and reformed by (a) transferring regulations concerning crypto assets from the PSA to an amended FIEA, and (b) crypto asset income taxation to be subject to the lower capital gains rates applicable to securities transactions (it is uncertain at this time precisely when these amendments will come into effect). We believe that Japan’s robust regulatory environment has been developed ahead of other markets in the world, contributes to greater acceptance of crypto assets by Japanese individuals, and places domestic exchanges in an advantageous position.

Our Strengths
We have a leading position in the Japanese retail market.
We had as of March 31, 2026, according to the JVCEA, a 28.6% market share in Japan by trading volume, and our approximately 2.5 million verified users represent a 17.9% retail market share. Our strong market position and brand recognition helps us not only attract, engage and retain customers, but also attracts engineers and product developers to work for and with us. This allows us to continue to operate a consistent cycle of innovation and leadership. We believe our brand recognition will be an advantage as we seek to help grow the markets for crypto assets in Japan, including through CaaS relationships.
Also, while Bitcoin remains the crypto asset most traded in Japan, we appear to have more diverse trading volume compared to the industry average. For example, according to the JVCEA, the average share of Bitcoin trading volume on all domestic platforms and exchanges during the year ended March 31, 2026 was approximately 62% while the share of Bitcoin trading volume on our Marketplace platform during the same period was approximately 39% and our customers traded more Ethereum than Bitcoin. We believe our higher proportion of altcoin trading volume demonstrates the differentiated value of our Marketplace platform:

Source: JVCEA (for industry average) and Coincheck internal data.
3iQ is a pioneer in crypto asset management services.
We have become, through our acquisition of 3iQ, one of the world’s leading alternative digital asset managers, pioneering institutional-grade investments. Since 2012, 3iQ has been at the forefront of innovation in digital asset investment management. In 2017, it became the first registered digital asset Investment Fund Manager in Canada, also obtaining registrations in Canada as a Portfolio Manager and Exempt Market Dealer, and launched in 2018 the Global Cryptoasset Fund, one of the first funds offering a diversified portfolio of crypto assets. In 2020, 3iQ was the first to launch a Bitcoin ETP (exchange-traded product) listed on a major global stock exchange, the 3iQ Bitcoin ETF (TSX: BTCQ) (TSX: BTCQ.U). In 2023, 3iQ launched the world’s first Digital Assets Managed

Account Platform (QMAP), a hedge fund investment solution offering innovative risk managed investment to gain exposure to digital assets, as well as the world’s first Ether (ETH) staking ETF and North America’s first Ether (ETH) staking ETP, allowing investors to earn staking rewards. In 2025, 3iQ launched one of the first Solana (SOL) staking ETFs and a spot-based XRP ETF. More recently, in December 2025, in collaboration with Further Asset Management, a UAE digital asset investment manager, Further x 3iQ Alpha Digital, a market-neutral, multi-strategy hedge fund offering risk-managed exposure to digital assets, including a Bitcoin share class, was launched. In 2026, Scotiabank’s asset management arm, Dynamic, launched the Dynamic Active Multi-Crypto ETF (Cboe Canada: DXMC) in partnership with 3iQ to serve as the fund’s sub-advisor. 3iQ’s business is organized around three principal product lines: exchange-traded funds (ETFs) and exchange-traded products (ETPs); QMAP – 3iQ’s proprietary managed account platform; and sub-advisory and partnership services.
Recent industry recognition and awards for 3iQ have included: Winner, Digital Assets Solution/Fund Manager, WealthBriefing European Awards 2026; Best Crypto Asset Manager, Asset Management Excellence Awards—Middle East 2026; Best Bitcoin ETF Issuer ($100m+), etf express, Canadian Awards 2025; Fund Manager Innovator of the Year, WP Awards 2025; Best Digital Asset Investment Manager, The Digital Commonwealth Awards 2025; and Winner, Digital Assets Offering, The Twelfth WealthBriefing MENA Awards for Excellence 2025.
We believe that 3iQ’s experience and expertise in crypto asset management services, including its knowledge and experience with institutional relationships and their requirements, are valuable components in our recent strategy shift towards non-retail business growth. We see this potential through both 3iQ’s own organic growth as a crypto asset manager, and as a strong component of the range of non-retail products and services we are seeking to offer in Japan together with Coincheck’s exchange scale and infrastructure.
We have trusted brands.
We believe that we have strong brands, both Coincheck and 3iQ, that are trusted by users and others with whom we have, or are seeking, business relationships, and that strong trusted brands are critical in acquiring customers who are first-time crypto users and to attract institutional investors and strategic partners. As a result of the seriousness with which we have approached the importance of regulatory licensing and compliance, we believe we are considered by many to be the company of choice to invest in crypto assets more safely. We believe these factors will support our success in securing meaningful CaaS relationships and other strategic partnerships, particularly in Japan, with traditional firms seeking to enter the cryptocurrency market.
We have a strong and experienced management team to support continued growth.
Our management team is comprised of experts from across the crypto asset and financial services industries, and our recent acquisitions of 3iQ, Aplo and Next Finance have expanded and deepened this expertise in crypto asset businesses. We believe that our team gives us a competitive advantage over many others, and our corporate culture combines compliance and regulatory engagement with an innovation mindset that permeates throughout our company. We also continuously support the development of our management team with guidance from a seasoned group of directors.
Our Services
As a licensed cryptocurrency exchange services provider in Japan, Coincheck’s largest business activity is offering and maintaining accounts for retail investors in Japan to invest in cryptocurrencies using its Marketplace platform, which supports the purchase and sale by our customers of 33 cryptocurrencies as of March 31, 2026 (and 34 as of the date of this report). In the years ended March 31, 2024, 2025 and 2026, 99.6%, 99.6% and 94.9%, respectively, of our total revenue consisted of transaction revenue generated from our Marketplace platform, but we expect this percentage to decrease as a result of our recent acquisition of 3iQ and the shift in our business strategy toward non-retail generally. We also now offer staking rewards and, through our recent acquisitions of 3iQ and Aplo, crypto asset management services and a prime brokerage offering to institutional investors, which we intend to use as the basis for our shift in business strategy to expand by offering trade execution and settlement, custody, staking, and asset management services in CaaS and other strategic partnership relationships. There can be no assurance that any such expansion opportunity we explore will be successful.
Our Retail Investor Offering -- Coincheck
Our retail investor offering, which historically has been our business, is for Japanese customers, and Coincheck’s Marketplace platform has been our core offering.
Marketplace Platform
For customer purchase and sale transactions, Coincheck is always the seller to, and buyer from, the customer, and its compensation is in the form of a price spread. The spread we set is generally in a range of 0.1% to 5.0% of the transaction’s asset value, and can change from time to time. We make this determination by considering prevailing market conditions with respect to a cryptocurrency, including competitors’ offers. We may increase a spread when there is sudden market movement and shortage of liquidity. Coincheck does not charge customers fees for cryptocurrency deposits into their Coincheck accounts, but does charge for withdrawals or transfers from their accounts to the their private wallets or accounts with third-party exchanges. The prices we display for the cryptocurrencies we support include our bid-ask spreads, which are generally updated every 10 seconds, and we also display our withdrawal/transfer fees. Under Japanese cabinet orders applicable to crypto asset exchange service providers and the guidelines of the JVCEA, we provide information to customers at the time of account opening about our fees, including explanatory materials regarding our bid-ask spreads, as well as fees for withdrawals or transfers, and any other service fees. We also provide this information via our website and smartphone application.
The trading operations system behind our platform screens is designed to limit our price-risk exposure regarding our buy and sell transactions with our customers by matching corresponding buy and sell orders to offset open positions. Under Coincheck’s terms of service, a customer’s order is locked-in immediately upon the customer’s acceptance of the quoted price and cannot be changed or canceled after that point. Our system technology’s search and matching capabilities are designed to achieve near-simultaneous execution of both sides of each trade or transaction to substantially eliminate our risk as the buyer and seller for customers’ trades. More specifically, after we accept a customer’s sale or purchase order for a particular crypto asset, our system will first seek to match and offset the user’s order with a corresponding order of another user on our Marketplace platform, and if that is insufficient, go to our Exchange platform, and if the matching of a buy or sell order is still not 100% completed, execute a hedging or cover transaction with respect to the subject cryptocurrency on another cryptocurrency exchange.
Exchange Platform
Our Exchange platform is targeted at more experienced and institutional users who are interested in trading larger amounts, and provides additional liquidity to support the fulfillment of customer orders made on our Marketplace platform. Our Exchange platform is operated via a web browser-based version of our software that we believe gives more experienced and sophisticated users a higher level of functionality to access deep markets in select cryptocurrencies. The Exchange platform works as follows: Order books are created where sellers and purchasers share their respective trading prices, and once orders with similar trading prices and conditions are matched, these transactions are promptly executed and settled. Under our terms of service, a sales contract binding on both parties is formed as soon as a match is completed. Our Exchange platform supports direct purchase and sale transactions between users for 26 cryptocurrencies as of March 31, 2026 (27 as of the date of this report). We historically have not charged fees or commissions for the use of, or transactions completed on, our Exchange platform, with certain exceptions, so we do not currently derive any material revenue from customer transactions made on it. We consider on a continuous basis, based on relevant factors such as price or fee terms of competitors’ similar exchange offerings, whether we can grow our revenue in our Exchange platform business.
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
Cryptocurrencies Supported By Our Marketplace and Exchange Platforms
As of the date of this report, we support 35 cryptocurrencies across our Marketplace and Exchange platforms. Our Marketplace platform supports 34 cryptocurrencies and our Exchange platform supports 27, 26 of which are also supported on our Marketplace platform and one of which, DAI, is tradeable only on our Exchange platform. Cryptocurrencies on our Marketplace platform that accounted for at least one percent (1%) of our Marketplace platform trading volume for the fiscal year ended March 31, 2026 were, in descending order: ETH, BTC, XRP, BCH DOGE, SHIB, XLM and PEPE.
We continuously evaluate supporting additional cryptocurrencies on our platforms. If a proposed additional cryptocurrency is not already on a JVCEA pre-approved list, we first confirm with the JVCEA that it has no objection. In all cases, we have a rigorous internal evaluation process to ensure that the proposed cryptocurrency meets multiple criteria, both prior to its introduction on one of our platforms and continuously thereafter, including: the asset is a “crypto asset” under the definition set out in Article 2, Section 14, of the PSA; the transactions are traceable and will not remain confidential or anonymous from an AML/CFT rule perspective; the asset is neither being used nor likely to be used in a manner that violates laws and regulations or public order and morals; the asset is neither being used nor likely to be used in crimes, including money laundering and financing of terrorism; the asset is compatible with cold wallets; the chain is stable; the program is disclosed to the public and no material vulnerability has been identified; and several others. We further evaluate the marketing, operating, liquidity and other risks to satisfy ourselves that our offer and support of the cryptocurrency is unlikely to create risk exposure which exceeds our risk appetite or that we otherwise consider to be too high or unreasonable a risk for us.
Other Coincheck Services and Account Features
Staking Rewards
In January 2025 Coincheck announced the launch of its “staking” reward program for Ether (ETH), from which both we and our customers benefit. Staking rewards are a way for cryptocurrency holders to earn more of the same cryptocurrency by participating in the blockchain network. By permitting their crypto to be locked up, these users are helping to validate transactions and maintain the crypto network’s security. In return, they receive additional cryptocurrency shared with them as a reward. We facilitate our customers’ participation in staking of ETH via our role as the custodian and account manager for our customers deposited cryptocurrencies and using a third-party provider’s staking platform service. When the staking reward is received by us, we share it with the customer. See, also, “Item 3.D: Risk Factors—Risks Relating to Our Business, the Crypto Industry, and Crypto Assets —We may suffer losses due to staking, delegating, and other related services we provide to our customers.”
Coincheck NFT Marketplace
Our Coincheck NFT Marketplace, which we launched in 2021, is offered through a separate display screen to our customers. It was, when launched, the first off-chain NFT exchange platform in Japan operated by a crypto asset exchange company on which NFTs can be listed for sale and purchase. A non-fungible token (or NFT), unlike Bitcoin and altcoins, is a digital asset that is unique and non-interchangeable. In recent years, NFTs have been attracting attention not only as a means of exchanging items in blockchain games, but also as artwork for sale and to appeal to fan communities. Our Coincheck NFT Marketplace screen lists more than 1,000 NFTs our customers can click on to initiate a transaction. To be a seller or buyer on our Coincheck NFT Marketplace, you must first have a customer account with us. The seller of the NFT sets the accepted payment methods, and the buyer pays the purchase price for the NFT from his or her customer account. Our sales commission for the NFT transaction, which is generally 10% of the purchase price, is deducted and retained by us, and the purchase price paid by the buyer, less our sales commission, is deposited into the seller’s customer account.
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
Coincheck Lending (Borrowing by Coincheck of Customers’ Cryptocurrencies)
We provide a service, Coincheck Lending, to our customers through which they can lend their deposited cryptocurrencies to Coincheck, as borrower, for selected periods of time, in exchange for which Coincheck pays them an in-kind fee measured as a per annum percentage of the amount borrowed. All cryptocurrencies we support are eligible, and the program is entirely voluntary. Coincheck is not obligated to make any borrowing a customer has authorized. Coincheck Lending has two business objectives. One, is to be able to facilitate more promptly the settlement of customer transactions and the completion of transfer requests. Because our customers’ cryptocurrencies are held in custody in segregated cold wallets, they are not accessible for immediate settlement of trades or transfers out of customer accounts. We therefore borrow certain amounts for deposit in our hot wallets to be able to facilitate more prompt settlement. Our other objective is the fee offered to customers, which we view as another account benefit that we offer to help attract, engage and retain customers. Our Coincheck Lending program is in keeping with the provisions of the Cabinet Office Ordinance on Crypto Asset Exchanges and was launched after we consulted with the JFSA. See, also, “— Account Management and Custody of Customer Crypto Assets” below.
Coincheck IEO
We launched our IEO business in 2021, which was the first of its kind in Japan, to support the creation of an environment in which Japanese companies, blockchain companies and blockchain communities can fundraise and further develop the industry, and cryptocurrency investors can participate in promising initiatives more safely and easily. IEOs enable crypto start-ups to raise money through a cryptocurrency exchange, such as ours. Generally, these start-ups are charged fees, including a certain proportion of tokens sold on the exchange, and the tokens initially sold on the exchange can be listed on the exchange after the IEO is completed. Tokens introduced through our IEO business are also subject to substantially the same screening process by the CAESP and the JVCEA as applied to other crypto assets handled by the CAESP (See " —Regulatory Environment in Japan"). Therefore, we only support tokens that are approved to be traded as crypto assets (which do not fall under the category of either ERTR or ERTRIS). We have not set any criteria for the minimum size of an IEO and consider the potential size together with the above factors in evaluating a proposal. The growth and future size of our IEO platform business will depend, in large part, on regulators’ and industry participants’ success in establishing a clearer, and more mature and standardized, regulatory structure for IEOs.
Ease of Use
One of Coincheck’s taglines is “Making the Exchange of New Value Easier,” so we aim to provide easy-to-use services that are safe and secure, including for individuals who are not highly skilled in the areas of finance and technology. In order to encourage such new users to utilize our crypto asset marketplace services, we provide user friendly smartphone applications for iOS and Android, enabling users to easily buy, sell, and trade crypto assets. Opening an account with Coincheck is a simple and straightforward process which can be completed in as little as one day. Crypto assets can then be traded easily from our smartphone application, and the process to purchase crypto assets is completed in just a few simple steps. We also allow users to trade in amounts as small as ¥500 (or a crypto asset amount equivalent to ¥500), making it easy for new crypto investors to start trading.
Customer Acquisition and Marketing
Coincheck engages in advertising and promotion with the goal of raising awareness of Coincheck and our services and to grow our customer base. We utilize primarily digital marketing, both broad-based advertisements on platforms, such as Facebook and YouTube, and more targeted advertisements on search platforms as well as affiliated programs.
Customers
Coincheck only offers accounts for crypto asset marketplace services to customers resident in Japan. In particular, we appeal to a younger demographic, with approximately 48% of verified accounts held by customers under age 40, and approximately 42% of verified accounts held by customers aged in their 40s and 50s as of March 31, 2026.
Account Opening Procedures and Data Collection Practices
A potential customer who wishes to access Coincheck’s platforms (including the Marketplace platform and Exchange platform) is required to have an active account with Coincheck. The potential customer is required to accept the terms and conditions provided (“Terms of Service”) when opening an account. Any changes made to the Terms of Service are provided to customers either via email or by posting on our website and the customer demonstrates acceptance of the modified terms (and is bound by the modified Terms of Service) by continuing to keep the account open with us and using our services. Only adults resident in Japan are eligible to open accounts to use our cryptocurrency exchanges. We do not open accounts for those under 18 years of age or over 75 years of age. We comply with “know-your-customer,” or “KYC,” guidelines developed by the JVCEA in order to help ensure compliance with Japanese laws and regulations.
Our KYC process is designed to obtain the necessary information from potential customers while enabling them to complete the process smoothly using their smartphone. Our KYC procedures include screening to confirm that a prospective customer is not a person subject to international sanctions regimes, in addition to confirming the prospective customer resides in Japan. The account opening process includes account registration, acceptance of terms, identification verification, two-step verification and bank registration by the customer. After an account is opened and the customer deposits yen into his or her account by bank transfer, such amount is held at a segregated deposit with a trust bank. If the customer places a purchase order for a crypto asset, we instruct the trust bank to transfer the payment amount to our account. The purchased crypto asset is then credited to the customer’s account and held in a cold wallet.
Coincheck’s KYC team continues to check existing customers against a database of sanctioned persons on an ongoing basis; our policy is to freeze the applicable account and investigate further in the event of a match. When an existing customer requests the transfer of crypto assets externally, we also screen any such request against our “blacklist,” which includes wallet addresses that are subject to OFAC sanctions, as well as others that we determine inappropriate based on information from users, law enforcement and/or our Chainalysis service (Chainalysis is an industry-recognized investigation, risk and security service), and will not make the requested transfer in the event of a match. For a customer request for the remittal of funds in Japanese yen, such a transfer can only be made to the customer’s bank account in Japan registered by the customer in connection with its account with us, and transfers are not made to third parties.
We collect and analyze user data in compliance with relevant applicable laws and regulations. Coincheck initially obtains personal information about customers in order to complete our KYC procedures. Once a customer opens an account, we monitor all access by our customers via either our smartphone application or our website and obtain data relevant to the transactions, including the outstanding balance of assets and transaction history. We utilize commercially available services from companies such as Google’s Big Query to analyze user data that we obtain from our smartphone application or website. We utilize services and tools of Google’s Big Query to analyze the number of active users, rate of users that deposited cash in their accounts and users that have purchased cryptocurrencies.
Account Management and Custody of Customer Crypto Assets
Key customer account information, such as transaction history and balance information, can be accessed by Coincheck’s customers online. We do not charge fees for basic account information or maintenance.
We provide custody for our customers’ cryptocurrencies in compliance with the regulations established under Japan’s PSA as described under “— Regulatory Environment in Japan —Regulations on Crypto Asset Exchange Service.” Those regulations require segregation of customer cryptocurrencies from our own inventory and our policy is for substantially all crypto assets (other than cryptocurrencies held by us under our Coincheck Lending and staking rewards programs or deposited with counterparties, and NFTs) to be held in secure cold wallets to minimize security risks of loss from cybersecurity attacks and similar incidents. We do not use borrowed crypto assets for proprietary trading or to enter into unhedged positions. Also, funds (fiat) deposited with us by our customers are managed separately from our own funds through trust accounts with JSF Trust and Banking Co., Ltd.
The proportion of cryptocurrencies Coincheck holds in cold wallets, hot wallets, committed to staking protocols, or on deposit with cover counterparties depend on regulatory requirements or guidelines regarding cold wallet storage, the amount of customer transactions driving the need to facilitate prompt execution through the use of hot wallets, the amount of assets committed to staking activities, and the credit levels of external exchanges. Most of our customers’ cryptocurrencies (usually over 90%) are held in cold wallets, and our policy target is that no more than 5% be held at any given time in hot wallets. Our Accounting Department is responsible for monitoring and determining the appropriate allocation, and our Treasury Department is then responsible for managing what amount of cryptocurrencies to borrow, hold in hot wallets, commit to staking protocols, and to deposit with cover counterparties.
The Marketplace platform displays quotes for the cryptocurrency pricing (which includes Coincheck’s spreads). Once Marketplace platform customers’ orders are executed, the transaction is then reflected in the customer account, and we withdraw or deposit the crypto assets sold or purchased from or in the segregated cold wallets we maintain for custody of customer assets, normally within 24 hours from execution of the transaction. We may utilize crypto assets being held by us in our hot wallets that we have borrowed from customers under our Coincheck Lending program to facilitate the prompt execution of our customers’ transactions.
Coincheck maintains cold wallets and private key information for the custody of customer crypto assets at a secure storage facility we operate in Japan where access is strictly limited by multiple levels of security. Transfer of crypto assets we maintain from a cold wallet requires use of a private key on a computer that is stored in a fireproof safe in a dedicated cold wallet room in a building with a reinforced structure and modern earthquake-resistant features. Separate card key and PIN authorizations are needed to access the cold wallet room and opening of the fireproof safe. The private key in the computer is encrypted and requires a password for decryption. The decryption is performed by a tamper-proof program written to a DVD stored with the computer so that the private key stored in the computer is not directly displayed or disclosed to the person performing the authorization. These multiple safeguards are designed so that the participation of multiple trusted individuals is necessary for the transfer of crypto assets and no single individual is able to authorize the transfer. Individuals entrusted with any role in the process are limited to senior management personnel of the Company with a tenure of longer than one year. As of March 31, 2026, fewer than 10 members of management are authorized to participate in the transfer of the crypto assets, as per our internal practices, and although this number can be increased in line with updates to internal practices we continue to limit the members of management so authorized for enhanced security. With respect to our crypto assets which we hold in a hot wallet, transfer is made using an automated program with the private key stored securely with our cloud services provider. Transfers are limited to wallets instructed by our trading counterparties. Access to the private key’s secure storage is limited to the same type of personnel as those who have access to our cold wallet storage and designed to require the approval of multiple individuals for any change to the program settings.
All access is logged and reviewed on a periodic basis and our protocols and internal controls over access to customer crypto assets are subject to assessment as part of our internal and external audit processes. Coincheck’s Accounting Department conducts procedures to compare assets recorded on the blockchain to our internal database in order to monitor for the accuracy of our records. We also provide our independent auditors with the addresses of our cold and hot wallets to enable them to verify the existence of cryptocurrencies in the course of their audit procedures. We do not use an external wallet custodian.
Regarding NFTs, there are no clear legal regulations in Japan as of March 31, 2026 on custody of NFTs, but according to our internal rules we hold NFTs acquired by customers of our Coincheck NFT Marketplace in hot wallets on their behalf.
Security and Risk Management Systems
We understand the importance of the security and stability of our crypto asset platforms for the transactions conducted on them so that our users can buy, sell, and trade crypto assets safely. Under the supervision of our Board and the relevant Board committees, we have established and continuously review operational and risk management systems to ensure the stability of our platforms, including: system risk assessment; information security management; cybersecurity risk management; system planning, development, and operations management; external contractor management; and contingency plans.
Cover Counterparty Risk
As for cover counterparty risk, our cover counterparties go through extensive risk review as reputable trading parties in the crypto asset trading business prior to being approved by us. A trading counterparty may be an external exchange, market maker or broker in crypto assets or a broker connected to multiple OTC crypto asset venues. The counterparties provide bid-ask pricing to us through API feeds for our crypto asset purchases and sales. The markets created or accessed by our counterparties are active markets, and the associated activity is orderly and has sufficient volume to have reliable information and therefore are, we believe, representative of a fair price in the market. To provide a fair value representative price to our customers, we use the pricing provided by these counterparties. If we receive information that we believe leads to actual or potential credit, reputational, legal or regulatory concerns about a specific cover counterparty with which we transact, we reduce the amount on deposit with such cover counterparty and transfer assets to another cover counterparty in order to permit uninterrupted execution of cover transactions. If we determine no such alternatives are feasible for a particular crypto asset, we would then temporarily suspend trading of the crypto asset. With respect to risk management specifically for crypto asset deposits we make with Binance in our cover counterparty relationship, we have a Coincheck-initiated immediate withdrawal process on our administrator screen. This withdrawal process allows us at our discretion to initiate the withdrawal of the balance of our crypto assets deposited with Binance, however, it is possible that Binance could fail to, or be restricted from, fulfilling our withdrawal requests. The value of our crypto assets held on deposit with Binance as of March 31, 2026 is ¥37 million (approximately $233,000 based on exchange rates as of March 31, 2026), and under our current internal practices total assets held on deposit with Binance cannot exceed ¥300 million (approximately $1.9 million based on exchange rates as of March 31, 2026), which is lower than Binance’s current daily withdrawal limit of $8.0 million (approximately ¥1.3 billion based on exchange rates as of March 31, 2026). There is not currently a similar immediate withdrawal process in place for other cover counterparties (other than Binance), because we believe that crypto assets deposited with other cover counterparties do not currently warrant such a system, but that could change based on our ongoing risk management analyses.
Our Non-Retail Offering
We do not view our non-retail offering as material to our performance or results for our fiscal years ended March 31, 2026 or March 31, 2025, or our financial condition at March 31, 2026, 2025 or 2024. This is because we owned 3iQ for only one month and Aplo for five-and-one-half months, respectively, during the fiscal year ended March 31, 2026 and Aplo’s financial results during such period of ownership by us have not been material to our net income (loss) for the fiscal year ended March 31, 2026.
We currently view our non-retail offering as having four components: (1) 3iQ’s current business, which is crypto asset management (including sub-advisory) services, such as management of hedge funds and listed exchange-traded funds and exchange traded products, and sub-advisory services to financial firms that are including crypto assets in products and portfolios being offered to their customers or potential customers; (2) Aplo’s current business, which is providing crypto asset prime brokerage services to institutional traders; (3) fee-generating activities, such as staking and, in the future, crypto asset lending, that can be derived from our assets under custody and AUM; and (4) using our recent acquisitions of 3iQ, Aplo and Next Finance, and the potential synergies they can provide when combined with Coincheck’s scale and infrastructure, to have an offering menu of non-retail services across multiple markets, beginning primarily in Japan, the world’s fourth largest economy, that can include trade execution and settlement, custody, staking, and asset management services for large and mid-sized traditional institutions seeking to enter, or expand their presence in, crypto assets.
With respect to this fourth component, “non-retail” generally means white-label or co-branded offerings or similar distribution arrangements with third-party firms who need crypto-asset trade execution and settlement, and/or custody, from a licensed crypto-asset provider so that they may offer crypto asset investments to their customer bases, which we sometimes refer to as CaaS (crypto-as-a-service) or “B2B2C” (business-to-business-to-customer) relationships, and other strategic partnerships with large and medium-sized institutions that are seeking to enter or expand into crypto asset markets or businesses. Given our recent shift in business strategy towards this fourth component as our main focus for growth, it is an early stage, and we do not expect to see material financial results from it, assuming it has meaningful success (about which no assurances can be given), for the next 12 months or longer. Recent examples of our CaaS strategy include (i) our strategic partnership with Mercoin (a subsidiary of Mercari, Japan’s largest community-powered marketplace app), launched in June 2026, which allows users of Mercari to open Coincheck accounts and access Coincheck’s broad range of crypto asset trading services from directly within the Mercari app, and (ii) our recent business alliance agreement with KDDI, which was announced in May 2012 concurrently with the announcement of the KDDI Investment Agreement.
3iQ’s current business is organized around three principal product lines:
Exchange-Traded Funds and Exchange-Traded Products. 3iQ designs, manages and distributes regulated digital asset ETFs and ETPs listed on the Toronto Stock Exchange. The 3iQ ETF family covers Bitcoin (BTC) and Ether (ETH) Staking, Solana (SOL) Staking and XRP ETFs.
QMAP – 3iQ Managed Account Platform. Launched in 2023, QMAP is one of the industry’s first institutional digital asset managed account platforms designed for hedge fund and alternative investment exposure. Through QMAP, qualified investors gain access to externally-managed, market-neutral and quantitative digital asset strategies under 3iQ’s risk-management framework, including the first sovereign-backed multi-strategy market-neutral digital asset hedge fund on QMAP launched in 2025.
Sub-Advisory and Partnership Services. 3iQ provides sub-advisory and partnership services to third-party asset managers and distributors seeking to launch digital asset products under their own brand. In March 2026, 3iQ began acting as sub-adviser to the Dynamic Active Multi-Crypto ETF (TSX: DXMC), the first Canadian commercial bank-backed actively-managed multi-crypto ETF.
Also, see "---Our Strengths---3iQ is a pioneer in crypto asset management services."
Insurance Coverage
As is customary in the Japanese crypto industry, Coincheck does not have insurance for customer crypto assets in our custody or for our own crypto assets. Under Coincheck’s terms of service, in the case of loss or damage caused by our negligence we are not liable for any damages caused to our corporate users and only liable for the direct damages caused to our individual users up to the amount of fees paid to us by such individual users. We do, however, have responsibility for loss or damage incurred by our customers under Japanese law when such damage or loss was caused by our gross negligence, willful misconduct or fraud. Under Japanese law, liability is limited to monetary compensation for actual damages, and no punitive damages or liability in excess of the amount of actual damages may be awarded.

3iQ uses well-established external custody providers, such as BitGo and Anchorage Digital, for its custody needs, and relies on the general insurance policies obtained by such custody providers, which may or may not be sufficient to cover losses for which 3iQ could be sought to be held responsible.
We seek to limit and reduce risk of loss of customer crypto assets, and ours, through our risk management, internal controls, and information protection (including cybersecurity risk) policies and practices, as well as our compliance with regulatory and self-regulatory rules and standards, described elsewhere in this report, and with respect to 3iQ by choosing tested and well regarded third-party custody providers who maintain general insurance.
Competition
We operate in highly regulated and competitive markets. Markets relating to crypto assets have been growing quickly and we expect the competitive landscape to continue to rapidly evolve.
As of April 1, 2026, there were 27 crypto asset exchange service providers registered with the JFSA in Japan. Coincheck’s competitors in Japan include bitFlyer, GMO Coin, Bitbank, Mercoin and SBI (which completed its acquisition of Bitpoint Japan on April 1, 2026), as well as providers affiliated with foreign exchanges, including Bit Trade (previously Huobi Japan) and Binance Japan (which acquired Sakura Exchange Bitcoin and launched in 2023, and issued to PayPay, Japan’s largest mobile payment provider (listed on Nasdaq in March 2026 and majority owned by SoftBank), a 40% equity stake in Binance Japan in 2025.
The crypto asset management market is experiencing intense institutional competition characterized by fee wars, asset tokenization, and a race to provide premium custody solutions. With global digital assets under management scaling dramatically, traditional financial institutions (often called “TradFi” in the crypto assets industry), all of whom have larger resources and organizational infrastructure than do we, are now competing head-to-head with specialized digital-native managers to capture market share, including Fidelity Investments, BNY, Standard Chartered, State Street, U.S. Bank, DBS Bank, Deutsche Bank, Citigroup, JP Morgan, Goldman Sachs.
With respect to crypto-native institutional prime brokers that provide deep liquidity, execution, settlement and/or custody, there are several firms that have larger resources and organizational infrastructure than do we, including Coinbase Prime, Anchorage Digital, BitGo and Galaxy Digital, as well as traditional financial institutions, such as Standard Chartered, who are entering this market.
Achieving and maintaining the confidence of retail and institutional customers and third-party strategic partners, and effective product and service offerings, requires (i) navigating fragmented global regulations and evolving standards, (ii) having robust compliance infrastructure for the jurisdictions in which we operate, (iii) sustainable relationships with top-tier liquidity providers, (iv) top-grade security and custody of crypto assets, (v) high-speed execution, including scalable systems and infrastructure capable of adapting alongside changes in crypto asset technology, and (vi) continuous brand strength and reputation, while continuing to innovate to provide additional products and services of interest to, or requested by, customers, end users or third-party strategic partners.
Intellectual Property
We strive to acquire intellectual property rights related to the services we operate, and we recognize that the protection of our proprietary technology and intellectual property rights is an important aspect of our business. In order to prevent the infringement of not only our own intellectual property rights but also those of third parties, we conduct preliminary investigations throughout our company and with legal counsel. We rely on a combination of trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to our proprietary information.
Regulatory Environment in Japan
The laws and regulations applicable to our current business and operations are concentrated in Japan.
Overview of Regulatory Framework in Japan for Coincheck
Japan has emerged as one of the largest cryptocurrency markets globally and was the first country to establish a regulatory framework for cryptocurrencies. In addition to enabling the registration of cryptocurrency exchange service providers wishing to provide cryptocurrency exchange services to residents in Japan, this framework seeks to protect customers and to prevent cryptocurrency-related money laundering and terrorism financing.
Current regulations concerning crypto assets are generally under the PSA. However, on December 10, 2025, the “Working Group on Crypto-Asset Systems,” established by the Financial System Council, compiled a report on the appropriate framework for crypto asset systems. In response, on April 10, 2026, the “Bill to Partially Amend the Financial Instruments and Exchange Act and the Payment Services Act” was approved by the Cabinet and submitted to the 221st Diet session. The core of this amendment lies in transferring regulations concerning crypto assets from the PSA to the FIEA. Since the amended laws will come into effect on a date specified by Cabinet Order within one year of their promulgation, the amendments to the PSA and amendments to the FIEA (the “Amended FIEA”) (hereinafter referred to collectively as the “Amended Act”)—which revise regulations pertaining to crypto assets—are expected to take effect in 2027. However, as of the date of this report, since the draft of relevant Cabinet Orders and Cabinet Office Orders, supervisory guidelines, and self-regulatory rules specifying the details of the proposed Amended Act have not yet been published, the details of the regulations under the Amended Act have not yet been finalized.
Japanese law does not have a unified legal framework that covers all digital assets. The legal status of any given digital asset under Japanese law is determined in accordance with its function and use. In other words, whether a given digital asset constitutes a “security token” (i.e., ERTRs or ERTRISs under the FIEA) or a “crypto asset” will be objectively determined based on its functions and uses and the applicable legal analysis thereof. More specifically, according to the PSA and public comments issued by the JFSA, the definition of crypto assets excludes ERTRs and ERTRISs. Therefore, to determine the legal status of any given digital asset, we must first determine that is not an ERTR or ERTRIS, and then assess whether it otherwise satisfies the requirements for a crypto asset under the PSA. Under the PSA, crypto asset exchange services, or “CAES,” means, as further defined later in this section, any business activity involving the sale, purchase, or exchange of crypto assets, or the intermediation, brokerage, or agency services related to these activities, including the management of customers’ money or crypto assets in connection with these activities, and a crypto asset exchange service provider is referred to as a “CAESP.”
In practice, when a CAESP decides to newly handle a particular digital asset, it will go through the following three-step process: (i) the CAESP itself will examine the digital asset in question to confirm that it does not fall within the category of ERTRs or ERTRISs and is therefore a crypto asset; (ii) the results of the CAESP’s examination will be reported to the JVCEA, Coincheck’s self-regulatory organization, and the JVCEA will then review the report to determine the correctness of the analysis therein; and (iii) if the JVCEA determines that the analysis is correct, it will provide its approval thereof, whereupon the CAESP will submit a notification of change to the JFSA by way of informing the JFSA that the relevant digital asset will be added to the crypto assets the CAESP is handling.
Should there be any subsequent change to the function or use of the relevant digital asset, its legal status may change. However, there are no provisions in the PSA, other related laws and regulations, or the JVCEA’s self-regulatory rules, that stipulate who has the authority to make decisions regarding changes in the legal status of digital assets handled by CAESPs, or the procedures for such changes. In addition, as of the date of this report, there is no published case in which the handling of any digital asset by CAESPs was discontinued due to a change in the legal status of such digital asset. We believe that if either the JVCEA or the JFSA has concerns about the legal status under the PSA of a particular crypto asset handled by one or more CAESPs in Japan, there is a possibility that the JVCEA or the JFSA would consult with the affected CAESPs in order to determine the appropriate action to take. In the event a crypto asset were to no longer be supported, we believe the JVCEA’s procedures regarding discontinuation described below would apply.
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
Coincheck currently only handles cryptocurrencies, which fall under the category of crypto assets, and NFTs, which do not fall under the category of either crypto assets or ERTRISs. Therefore, Coincheck is currently only registered as a CAESP and not as a Type I financial instruments business operator (“Type I FIBO”), although Coincheck expects to have registration as a Type I FIBO by July 2026 that will expand its permitted product offering to include contracts for difference (CFDs) for Bitcoin, Ether and XRP. It is also noted that under the Amended FIEA, CAESP is expected to be reclassified as a “crypto asset trading business” operators, and it is expected that regulatory standards essentially equivalent to those for Type I FIBOs will apply. However, as noted above, as of the date of this report, since the draft of relevant Cabinet Orders and Cabinet Office Orders, supervisory guidelines, and self-regulatory rules specifying the details of the Amended Act have not yet been published, the details of the regulations under the Amended Act have not yet been finalized.
An outline of the current regulations for CAESPs under the PSA is as follows.
Regulations on Crypto Asset Exchange Service
Under the PSA, a CAESP is required to be registered with the JFSA or is subject to criminal proceedings and punishment. The term “crypto asset” is defined in the PSA as a property value that satisfies the following conditions: it can be used to pay unspecified persons for goods, services, or leases; it can be exchanged with unspecified persons for fiat currency; it is electronically recorded and transferable; and it is not a fiat currency or a currency-denominated asset. Essentially, it is a digital asset that functions as a means of payment and exchange, but is not considered legal tender or directly tied to it. Under Japanese law, a “crypto asset” is not a “security” as such term is defined in the FIEA. The term CAES is defined in the PSA to mean any of the following acts carried out as a business: (a) sale or purchase of crypto assets, or the exchange of a crypto asset for another crypto asset; (b) intermediating, brokering or acting as an agent in respect of the activities listed in item (a); (c) management of customers’ money in connection with the activities listed in items (a) and (b); or (d) management of customers’

crypto assets for the benefit of another person. Under the PSA, CAESPs are required to follow rules relating to safe management, disclosure to customers, segregation of property, and other matters relating to customer protection and treatment. Also, a CAESP is required to provide certain information about itself to users in advance before providing CAES to users, and when a CAESP receives cash or crypto assets from its users, it must provide the users with that transactional information without delay. When a CAESP conducts crypto asset transactions with users on an ongoing basis, it must provide users, at least once every quarter, with records of its transactions with users, and the balances of the user’s cash and crypto assets that are managed by the service provider. A CAESP that manages users’ fiat currency and crypto assets must segregate such users’ property from its own property, and for purposes of fiat currency management, such currency must be held in trust with a trust bank or trust company for protection against the CAESP’s bankruptcy. In the area of crypto asset management, stringent rules, as set forth below, have been put in place to protect users from losses of crypto assets and from the bankruptcy of a CAESP:
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
If an individual affiliated with a CAESP fails to properly segregate users’ fiat currency or crypto assets, he/she can face punishment including confinement punishment (koukin-kei) for not more than two years, a fine of not more than three million yen, or both, and the CAESP itself can also be subject to a fine of not more than three hundred million yen. In addition, if an individual affiliated with a CAESP fails to hold Redemption Guarantee Crypto Assets in violation of the PSA or violates its obligation to segregate Redemption Guarantee Crypto Assets, he/she can face punishment including confinement punishment (koukin-kei) for not more than two years, a fine of not more than three million yen, or both, and the CAESP itself can also be subject to a fine of not more than three hundred million yen.
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
In particular, the SRO Rules regulate the policies and activities of its members in the following areas:
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

Therefore, it is prohibited for Satoshi Hasuo, as a director of the JVCEA (who is also Coincheck’s Chairman and Representative Director), to use information obtained in connection with his duties at the JVCEA for any purpose other than the association’s business, and to act against the interests of other member CAESPs.
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
Under the PSA, a CAESP that proposes to handle a new crypto asset is required to notify the JFSA in advance. Additionally, the JVCEA requires all member CAESPs wishing to deal in a new crypto asset to first conduct an internal assessment of the new crypto asset and to submit an assessment report to the JVCEA for its review. As no new crypto asset can be handled if the JVCEA raises any objection (including the setting or modification of incidental conditions for handling of crypto assets, hereinafter referred to as the “JVCEA Pre-Assessment”), a member is effectively required to obtain the JVCEA’s approval before it can begin handling a new crypto asset.
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
Additionally, the SRO Rules prohibit member CAESPs from handling crypto assets to which any of the following applies, based on assessment of the characteristics of the crypto assets to be handled and the system of the relevant member CAESPs themselves: (a) crypto assets in respect of which the transfer, updating, or maintenance of ownership records involves serious impediments or raises serious concerns; (b) crypto assets for which the member CAESP is unable or unwilling to arrange for the conduct of an appropriate audit by a chartered accountant or an audit firm; (c) crypto assets that cannot or will not be safely managed or disbursed by the relevant member CAESPs in a systematic or other manner; or (d) crypto assets that make it impossible or impractical for the relevant member CAESPs to properly and reliably comply with their obligations under the PSA.
As of June 1, 2026, there are 110 types of crypto assets being handled by CAESPs.
In addition, as of December 26, 2022, the JVCEA SRO Rules were amended to establish (i) the Green List System which exempts certain member CAESPs (Green List Eligible Members) from the JVCEA Pre-Assessment for crypto assets designated by the JVCEA, and (ii) the Crypto Asset Self Check System (CASC System) which exempts certain member CAESPs (CASC Eligible Members) from the JVCEA Pre-Assessment except in specific cases. Under the Green List System, crypto assets that meet certain criteria are designated by the JVCEA as “crypto assets widely handled in Japan” on its webpage and the JVCEA Pre-Assessment is not required for such crypto assets when a Green List Eligible Member handles them. As of June 1, 2026, 31 tokens are designated by the JVCEA as “crypto assets widely handled in Japan” on its webpage. Additionally, the JVCEA Pre-Assessment is required only with respect to crypto assets being handled for the first time in Japan. However, for other crypto assets, the JVCEA Pre-Assessment is not required for a Green List Eligible Member or a CAESP Eligible Member.

We are currently authorized by the JVCEA as a Green List Eligible Member and a CASC Eligible Member. We are still required to provide advance notice to the JFSA of our intention to support trading in a particular crypto asset. These steps are in addition to the other risk assessments and business judgments made by us.
Regulations on Anti-Money Laundering and Counter-Terrorism Financing on Crypto Asset Exchange Service Providers
To prevent crypto asset-related money laundering (AML) and terrorism financing, the Act on Prevention of Transfer of Criminal Proceeds (the “APTCP”) requires exchange providers to implement “know-your-customer,” or “KYC” and other preventative measures. The APTCP applies to registered CAESPs, and generally requires them to: (a) verify and record the identity of customers when conducting certain transactions (that is, to implement the KYC process); (b) record transactions with customers; (c) report suspicious transactions to the JFSA; and (d) take measures to keep information regarding customer verification up to date, provide education and training for employees, and develop other systems necessary for the proper conduct of the processes described in items (a) to (c). Under the APTCP, CAESPs must conduct the KYC process when undertaking any of the following: (i) executing a master agreement with a customer for providing that customer with regular CAES, management and similar services in respect of his or her money or crypto assets; (ii) transferring crypto assets into funds or exchanging them for other kinds of assets (or transactions similar thereto), where the receipt and payment of crypto assets exceeding ¥100,000 in value is involved; or (iii) where the exchange provider manages a customer’s crypto assets, transferring the crypto assets at the customer’s request if their value exceeds ¥100,000.
Travel Rules under Japanese Law
Under the new travel rules introduced in accordance with the Revised Act on Prevention of Transfer of Criminal Proceeds (the “Revised APTCP”) which came into effect on June 1, 2023, CAESPs are required to notify other CAESPs located in Japan and the prescribed jurisdictions (collectively, the “VASPs”) of certain information (including information of the sender and recipient in connection with the transfer of crypto assets) (the “Transfer Information”) when sending crypto assets to another VASP according to Article 10-5 of the Revised APTCP. The prescribed jurisdictions, designated by the JFSA, currently are Ireland, United States, United Arab Emirates, Albania, Israel, Italy, India, Indonesia, Uzbekistan, United Kingdom, British Virgin Islands, Estonia, Austria, Netherlands, Canada, Cyprus, Greece, Croatia, Cayman Islands, Gibraltar, Jersey, Singapore, Switzerland, Sweden, Spain, Slovakia, Slovenia, Serbia, South Korea, Czech Republic, Denmark, Germany, Turkey, Nigeria, Namibia, Bahrain, Bahamas, Bermuda, Hungary, Philippines, Finland, France, Bulgaria, Venezuela, Belgium, Poland, Portugal, Hong Kong, Malta, Malaysia, Isle of Man, South Africa, Mauritius, Latvia, Lithuania, Liechtenstein, Romania and Luxembourg. The list of VASPs in the prescribed jurisdictions (the “Subject VASPs”) is researched and published by the JVCEA, and is subject to update approximately once every six months, and we are required to monitor the list and update its system in accordance with such periodic updates. Additionally, a new jurisdiction may also be added to the prescribed jurisdictions by the JFSA from time to time.
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
Impact on Business
As stated above, under the new travel rule, we are currently restricted from sending crypto assets to CAESPs in Japan, except for those that have adopted the TRUST system. In addition, some of the crypto assets we handle, including XRP, are currently not supported by TRUST. We have not thus far observed any adverse impact to our businesses (including OTC trading services and exchange services) since the Revised APTCP came into effect.
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
In addition, the JVCEA has published SRO Rules and guidelines regarding ICOs for crypto asset-type tokens, entitled “Rules for Selling New Crypto Assets” (the “ICO Rules”). Under the ICO Rules, there are two types of ICOs, which can be described as follows: (i) a CAESP issues new tokens and sells such tokens by itself; or (ii) a token issuer delegates CAESPs to sell the newly issued tokens (IEOs). Under the ICO Rules, requirements have to be met for both types of ICO regarding review of the business raising the ICO/IEO funds, disclosure, management of funds raised, accounting and financial disclosure, proper valuation, and the safety of the newly issued tokens, and the relevant blockchain, smart contract, wallet tool, and the like. Furthermore, any tokens supported for trading on CAESPs through an IEO are subject to substantially the same screening process by such CAESPs and the JVCEA as applied to other crypto assets handled by the CAESPs to confirm that they do not fall within the category of ERTRs or ERTRISs.
Regulations Governing Crypto Asset Derivatives Transactions
The FIEA regulates derivative transactions that use crypto assets as underlying assets (“Crypto Asset Derivatives Transactions”) for the purpose of protecting users and ensuring that such transactions are conducted appropriately. As Crypto Assets are included in the definition of “Financial Instruments” under the FIEA, the conduct of Over-the-Counter Derivatives Transactions relating to Crypto Assets (“OTC Crypto Asset Derivatives Transactions”) or related intermediary (baikai) or brokerage (toritsugi) activities constitute Type I financial instruments business. Accordingly, business operators engaging in OTC Crypto Asset Derivatives Transactions are required to undergo registration as Type I FIBOs. Coincheck does not currently offer OTC Crypto Asset Derivatives Transactions, but is planning to do so, and expects (with no assurances being given) to receive its Type I license during the second fiscal quarter of the year ending March 31, 2027.
Any entity that intends to be a Type I FIBO is required to meet certain asset requirements, including having:

(i)a stated capital of at least ¥50 million;
(ii)net assets of at least ¥50 million; and
(iii)a capital-to-risk ratio of at least 120%.
Prohibitions Against Unfair Acts in Respect of Spot Trading of Crypto Assets or Crypto Asset Derivative Transactions
The FIEA contains the following prohibitions against unfair acts (the conduct of which is punishable by penalties) in respect of spot trading of crypto assets and Crypto Asset Derivative Transactions, regardless of the violating party: prohibition against wrongful acts; prohibition against dissemination of rumors, usage of fraudulent means, assault or intimidation; and prohibition against market manipulation (including, but not limited to, conducting a false purchase and sale of crypto assets (i.e., wash trading of crypto assets)).
In addition, unfair transactions involving these crypto assets and Crypto Asset Derivative Transactions are also regulated by the JVCEA SRO Rules entitled “Regulations Concerning Prevention of Unfair Transactions in Crypto Asset Exchange Business” and “Regulations Concerning Prevention of Unfair Transactions in Crypto Asset Related Derivative Transaction Business.” Specifically, the JVCEA SRO Rules require CAESPs to establish the following systems and measures to prevent unfair transactions by CAESPs: establishment of a “trade monitoring department” independent from an order management department; establishment of internal rules to prevent unfair transactions (including, but not limited to, prohibition of front running); and conducting transaction monitoring for unfair transactions based on the relevant internal rules. These prohibitions and JVCEA SRO Rules are intended to enhance the protection of users and to prevent unjust enrichment.
Although insider trading of crypto assets and Crypto Asset Derivative Transactions is currently not regulated under the FIEA, insider trading of crypto assets is regulated under the Regulations Concerning the Establishment of a Management System for Crypto Asset-Related Information Pertaining to the Crypto Asset Exchange Business of the JVCEA SRO Rules, and insider trading of Crypto Asset Derivative Transactions is regulated under the Regulations Concerning the Establishment of a Management System for Crypto Asset-Related Information Pertaining to the Crypto Asset-Related Derivatives Transaction Business of the JVCEA SRO Rules. Specifically, the JVCEA SRO Rules define “Crypto Asset-Related Information” as a concept equivalent to insider information of crypto assets and Crypto Asset Derivative Transactions. The term “Crypto Asset Related Information” refers to the information regarding the crypto assets handled or to be handled by CAESPs or to the undisclosed information about such CAESPs, that is considered to influence decisions of their users to purchase or sell crypto assets with fiat currencies or to exchange them with other crypto assets. The JVCEA SRO Rules require CAESPs to establish systems and measures to prevent insider trading by CAESPs using Crypto Asset-Related Information. To stay in compliance with the JVCEA SRO Rules, we have established internal rules with regard to information management as well as crypto asset trading restrictions, including Rules Concerning the Examination of Transactions to Prevent Unfair Trading and a Procedures Manual for Trade Screening, and monitor trading activities by our employees.
It should be noted that, under the Amended FIEA, regulations on insider trading involving crypto assets will be established. These regulations will include provisions prohibiting individuals in a special position with access to material facts (insiders) from trading such crypto assets before the public disclosure of those facts. However, as noted above, as of the date of this report, since the draft of relevant Cabinet Orders and Cabinet Office Orders, supervisory guidelines, and self-regulatory rules specifying the details of the Amended Act have not yet been published, the details of the regulations under the Amended Act have not yet been finalized.

Non-Fungible Tokens
Under the current financial regulations in Japan, NFTs are not generally regulated and are not deemed crypto assets under the PSA. Therefore, NFTs are not subject it to the custody rules applicable to crypto assets. In addition, NFTs would not constitute securities or ERTRISs, under the FIEA if their holders do not share in profits or receive dividends in respect of the NFTs. Our process for approving the listing of NFTs on Coincheck NFT Marketplace includes confirming that the NFTs are neither crypto assets under the PSA nor ERTRISs under the FIEA, but our determination is not binding on regulatory authorities or courts in Japan (see also "Item 3.D: Risk Factors — Risks Relating to Our Business, the Crypto Industry, and Crypto Assets — We also operate Coincheck NFT Marketplace, which may expose us to legal, regulatory, and other risks that could adversely affect our business, operating results, and financial condition."). We do not expect that the Amended FIEA will subject NFTs that do not serve as a means of payment to financial regulations.
Regulatory Environment for 3iQ
3iQ Corp. is registered with the Ontario Securities Commission and, under the Multilateral Instrument 11-102 Passport System, with securities regulators in other Canadian provinces and territories, as an Investment Fund Manager, Portfolio Manager, Exempt Market Dealer, and Commodity Trading Manager.
As an Investment Fund Manager, 3iQ is responsible for directing the business, operations and affairs of the investment funds it manages, including 3iQ’s exchange-listed funds in Canada. As a Portfolio Manager, 3iQ has discretionary authority to manage securities portfolios on behalf of clients. As an Exempt Market Dealer, 3iQ is permitted to distribute prospectus-exempt securities to qualified investors. 3iQ Corp.’s regulated activities in Canada are subject to Canadian securities laws, National Instruments adopted by the Canadian Securities Administrators and the rules of the Canadian Investment Regulatory Organization, including rules relating to minimum capital and working-capital requirements, custody of client assets, conflicts of interest, fund disclosure (including prospectus and continuous-disclosure requirements), marketing and sales communications, trade reporting and compliance and risk-management oversight. The Canadian Securities Administrators have published a series of staff notices addressing the operation of digital asset investment funds, custody of crypto assets, valuation, audit and risk disclosure, with which 3iQ’s regulated funds must comply.
A 3iQ company is registered with the Cayman Islands Monetary Authority (CIMA) and is subject to Cayman Islands regulation in connection with the offering of certain alternative fund products to non-Canadian institutional and qualified investors. CIMA regulation includes ongoing requirements relating to anti-money laundering and counter-terrorism financing, fitness and propriety of senior persons, audited financial reporting, beneficial-ownership reporting and economic substance.
3iQ is also in the process of pursuing regulatory authorizations in certain international jurisdictions, including in Switzerland with the Swiss Financial Market Supervisory Authority (FINMA), and with the Financial Services Regulatory Authority (FSRA) of the Abu Dhabi Global Market (ADGM). Additionally, 3iQ is pursuing entry into the United Kingdom through the potential acquisition of a regulated entity that holds the necessary regulatory authorizations. Completion of any such acquisition and the ability to rely on or maintain those authorizations remain subject to regulatory approvals, customary conditions, and other uncertainties. These cumulative regulatory authorizations will provide 3iQ investment products and services defined as regulated activities in or from, and/or to residents of, Switzerland, the United Kingdom and the Middle East and North Africa (MENA) region. There can be no assurance that any of these authorizations or licenses will be granted on the timeline anticipated, or for the scope sought, or at all.

The regulatory regimes applicable to digital asset investment products continue to evolve rapidly in each of the jurisdictions in which 3iQ operates or has applied to operate. Changes in laws, regulatory policies, or in the interpretation of existing rules — including in relation to staking, custody, treatment of specific digital assets as securities, marketing restrictions, capital requirements and anti-money laundering/counter-terrorism financing rules — could increase 3iQ’s compliance costs, restrict the products or services 3iQ may offer, require restructuring of existing products or services, or jeopardize the granting of pending license applications. See “Item 3.D: Risk Factors.”
Regulatory Environment for Aplo
France was a pioneer in establishing a legal framework for crypto assets in the European Union. The original French framework has inspired the MiCA that is now in force within the European Union, including France. Operators registered under the previous framework must obtain MiCA authorization by July 1, 2026. Aplo expects to obtain its MiCA authorization in a manner that will not interfere with its current operations, however no assurances can be given that will occur. The MiCA aims to regulate crypto-asset issuance and services, including market abuse on crypto-assets, that are not covered by existing regulations on financial instruments and financial products, by creating a harmonised European regulatory framework. Under the MiCA, crypto-assets are defined as "a digital representation of a value or of a right that is able to be transferred and stored electronically using distributed ledger technology or similar technology."
The MiCA sets forth a framework relating to crypto-assets services, including custody, administration and trade execution and settlement of crypto-assets on behalf of clients, exchange of crypto-assets for funds or other crypto-assets. In order for Aplo to provide these crypto-assets services to clients on a professional basis it must be licensed as a CASP by the AMF. The MiCA sets forth requirements to comply with in order to be licensed as CASP. These requirements aim to protect EU investors and were analyzed as part of Aplo’s application for MiCA authorization.
The European Union and France have not established a specific AML/CFT for CASPs but have included them within the scope of the existing AML/CFT framework applicable to various financial services providers. The AMF is responsible for supervising CASPs regarding AML/CFT requirements. In addition, French law has introduced a “travel rule” providing new obligations, including: (a) the application of measures to mitigate the risks of money laundering and terrorist financing to correspondent relationships between a CASP established and registered in the European Union and a financial institution (including a CASP) established in a jurisdiction outside the EU; and (b) the implementation of additional due diligence measures by CASPs that execute or receive a transfer of crypto-assets to or from a so-called self-hosted address.
C.Organizational Structure
We are a holding company domiciled in the Netherlands, and our only material assets are the capital stock of our subsidiaries, mainly Coincheck. Our operating subsidiaries are listed under Exhibit 8.1 filed herewith.
We lease office space for our headquarters in Amsterdam, the Netherlands, and we also lease office space in Tokyo, Japan, for our operating subsidiaries. We believe that our facilities are adequate and suitable to meet our needs for our business as currently conducted.
Item 4.AUnresolved Staff Comments
None.

Item 5.Operating and Financial Review and Prospects
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to Coincheck Parent and subsidiaries on after closing of the Business Combination and Coincheck prior to the closing of the Business Combination.
The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included elsewhere in this report. Our financial statements are prepared in accordance with IFRS Accounting Standards, which differ in certain significant respects from accounting principles generally accepted in other jurisdictions, including U.S. GAAP and Japanese GAAP. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors in this report set forth in the sections titled “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” and “Item 3.D: Risk Factors,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this report.
Overview
We have been for several years, and believe we continue to be, a leader in the Japanese retail crypto asset industry. Now, with our recent acquisitions of 3iQ, Aplo and Next Finance, and the potential synergies they provide, our mission is to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering.
You should note when reading this report that our mission statement speaks to a shift in our strategy that is weighted to a non-retail business focus for meaningful growth. “Non-retail,” as we view it for our business strategy, means any of the following: (a) crypto asset management (including sub-advisory) services, such as management of hedge funds and listed exchange-traded funds, and sub-advisory services to financial firms whose independent advisors are including crypto assets in portfolios being offered to their customer bases, (b) white-label or co-branded offerings or similar distribution arrangements with third-party firms who need crypto-asset trade execution and settlement, and/or custody, from a licensed crypto-asset provider so that they may offer crypto asset investments to their customer bases, which we sometimes refer to as CaaS (crypto-as-a-service) or “B2B2C” (business-to-business-to-customer) relationships, (c) crypto asset execution and settlement, and/or custody, services directly to firms or institutions as the end users, and (d) fee-generating activities, such as staking and crypto asset lending, that can be derived from our custody of customer assets.
This annual report, however, including our consolidated financial statements, is mostly focused on our performance and results for our fiscal year ended March 31, 2026, as compared to our fiscal year ended March 31, 2025 and 2024 and our financial condition as of March 31, 2026 and 2025. We owned 3iQ for only one month during this period (March 2026) and Aplo for five-and-one-half months (mid-October 2025 through March 2026). The shift in our strategy that we have described is, therefore, not meaningfully reflected in the financial periods covered by this report, other than expenses and other matters related to the acquisitions of 3iQ, Aplo and Next Finance, and our financial results from our strategy shift, assuming it has meaningful success (about which no assurances can be given), may not be reflected in our financial results for the next 12 months or longer. We ask you to read both the strategy shift we have described in our mission statement, and this historical report, in such context.

We offer our customers a multi-cryptocurrency marketplace, where we, after securing matching or offsetting orders of our customers or otherwise verifying sufficient liquidity, are the seller or buyer against our customers’ executed orders. Our customers may also use our Exchange platform, which is targeted at more experienced cryptocurrency investors, where we do not act as buyer or seller, but only facilitate order books through which the buyer and seller transact directly with each other. We sometimes make purchases and sales on the Exchange platform to support liquidity for our transactions on the Marketplace platform. We generally do not charge commissions or fees for use of our Exchange platform. On both platforms, in the aggregate (excluding purchases and sales we make on the Exchange platform), we had as of March 31, 2026, according to the JVCEA, a 28.6% market share in Japan by trading volume. We also had, according to the JVCEA, 17.9% of the market share for retail users by number of verified users in Japan.
There have been a number of major crypto asset price cycles over the past decade, and price cycles continue to be volatile. Due to the highly volatile nature of crypto asset prices and trading activity, historically our operating results have fluctuated significantly from quarter to quarter in line with market sentiment and trading activity.
For the year ended March 31, 2026, our marketplace trading volume was ¥313 billion. As of March 31, 2026 our verified users in Japan were 2.5 million, our customer assets were ¥728 billion, and our assets under management were ¥128.8 billion.
Monthly KPIs
The below table shows monthly operating data1 from April 2023 through May 2026:

				April	May	June
2023
(In millions, except number of verified users)
Exchange trading volume				¥ 161,783	¥ 149,721	¥ 180,540
Marketplace trading volume				¥ 10,699	¥ 7,872	¥ 11,659
Customer assets				¥ 350,930	¥ 339,200	¥ 362,199
Number of verified users				$1,810,351.00	$1,820,242.00	$1,830,148.00

	July	August	September	October	November	December
2023
(In millions, except number of verified users)
Exchange trading volume	¥ 153,038	¥ 135,467	¥ 107,178	¥ 196,953	¥ 264,854	¥ 291,973
Marketplace trading volume	¥ 14,361	¥ 11,060	¥ 9,140	¥ 16,365	¥ 18,190	¥ 24,101
Customer assets	¥ 377,833	¥ 345,871	¥ 350,552	¥ 413,293	¥ 440,822	¥ 468,418
Number of verified users	$1,844,687.00	$1,855,980.00	$1,864,765.00	$1,872,825.00	$1,884,184.00	$1,898,785.00

	January	February	March	April	May	June
2024
(In millions, except number of verified users)
Exchange trading volume	¥ 343,495	¥ 368,271	¥ 625,318	¥ 463,858	¥ 314,753	¥ 271,697
Marketplace trading volume	¥ 24,808	¥ 31,101	¥ 55,205	¥ 28,222	¥ 23,112	¥ 21,658
1 Exchange trading volume includes trading between matched sellers and purchasers but does not include transactions in which we are a party (including our transactions with cover counterparties). Monthly exchange trading volume data reflects trading volume by sellers and purchasers on a gross basis, and is based on information that we are required to prepare for purposes of monthly reporting to the JVCEA using the calculation methods they prescribe.

Customer assets	¥ 476,128	¥ 669,686	¥ 744,201	¥ 658,149	¥ 736,853	¥ 747,891
Number of verified users	$1,915,646.00	$1,935,987.00	$1,981,152.00	$2,014,832.00	$2,040,838.00	$2,060,379.00

	July	August	September	October	November	December
2024
(In millions, except number of verified users)
Exchange trading volume	¥ 371,801	¥ 411,847	¥ 278,984	¥ 324,265	¥ 728,270	¥ 621,559
Marketplace trading volume	¥ 22,724	¥ 18,992	¥ 13,412	¥ 18,916	¥ 50,404	¥ 48,116
Customer assets	¥ 750,366	¥ 635,917	¥ 669,357	¥ 735,675	¥ 1,106,754	¥ 1,142,223
Number of verified users	$2,077,756.00	$2,090,251.00	$2,100,374.00	$2,110,974.00	$2,152,448.00	$2,197,619.00

	January	February	March	April	May	June
2025
(In millions, except number of verified users)
Exchange trading volume	¥ 595,094	¥ 410,135	¥ 454,277	¥ 366,050	¥ 375,924	¥ 312,516
Marketplace trading volume	¥ 46,700	¥ 25,629	¥ 19,637	¥ 21,672	¥ 21,333	¥ 18,525
Customer assets	¥ 1,285,614	¥ 873,795	¥ 859,204	¥ 886,884	¥ 989,365	¥ 1,000,300
Number of verified users	$2,258,295.00	$2,278,320.00	$2,291,103.00	$2,302,376.00	$2,325,978.00	$2,351,223.00

	July	August	September	October	November	December
2025
(In millions, except number of verified users)
Exchange trading volume	¥ 388,372	¥ 318,561	¥ 243,278	¥ 461,342	¥ 415,621	¥ 332,623
Marketplace trading volume	¥ 39,165	¥ 29,146	¥ 26,358	¥ 35,996	¥ 29,023	¥ 22,651
Customer assets	¥ 1,239,868	¥ 1,159,863	¥ 1,189,218	¥ 1,177,425	¥ 1,005,468	¥ 948,532
Number of verified users	$2,378,672.00	$2,400,859.00	$2,421,080.00	$2,442,923.00	$2,460,621.00	$2,475,345.00

	January	February	March	April	May
2026
(In millions, except number of verified users)
Exchange trading volume	¥ 298,398	¥ 295,094	¥ 324,961	¥ 171,122	¥ 129,229
Marketplace trading volume	¥ 25,768	¥ 24,143	¥ 18,814	¥ 21,603	¥ 16,790
Customer assets	¥ 854,338	¥ 695,190	¥ 728,041	¥ 796,469	¥ 773,102
Number of verified users	$2,498,597.00	$2,513,639.00	$2,527,772.00	$2,538,851.00	$2,547,147.00

Key Business Metrics and Trends
In addition to our financial results, we use these business metrics, and some of the components of them described below, to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions:
Verified Users
Verified users represent users who have fully completed the account-opening application procedures, including KYC procedures, with us. Accordingly, there should only be one account per user (which we sometimes refer to as a verified account). The verified user total is adjusted for accounts that are subsequently closed, but not for those that are inactive. These numbers are for Coincheck’s retail business (and exclude Aplo, 3iQ or Next Finance). Our verified users increased sequentially for all quarters primarily due, we believe, to growth in our products and services and the overall increase in interest in BTC, ETH, XRP and other crypto assets in Japan. As of

March 31, 2026, our number of verified users was approximately 2.5 million. Verified user metrics are used as a key performance indicator in our business management process because our current businesses principally serve retail users. We are able to compare our number of verified users against industry data compiled by the JVCEA to assess our competitive position. Our definition of verified users may be revised in the future if the industry data or metric used changes or there are changes in Japanese rules regarding approval of new users or accounts and how that should be defined.
Monthly Trading Users
Monthly trading users represent our verified users with at least one transaction (a purchase, sale, deposit or withdrawal) on either our Marketplace or Exchange platform in the prior calendar month. We view them as the active users on our cryptocurrency exchanges. Monthly trading users drive retail trading volume, and growth in our monthly trading users has historically been correlated with both the price of BTC, ETH, XRP and other crypto assets and volatility within the crypto asset market. We have aimed to expand our revenue opportunities by, in recent years, adding new cryptocurrencies to give more investment options and by marketing cryptocurrency trading to retail investors.
Customer Assets (by Currency)
Customer assets consist of cryptocurrencies held for customers and fiat currency deposited by customers. Cryptocurrencies held for customers are a measure of the scale of total value held on our cryptocurrency exchanges as of the period indicated. We believe that customer assets reflect the trusted nature of our cryptocurrency exchanges and services. The value of our customer assets is driven by the price, quantity, and type of crypto assets held by customers. Customer assets include cash deposited by customers, which is segregated in a trust account with a trust bank, and customers’ crypto assets that we hold in custody. Because the amount and value of our customer assets are driven by multiple factors, some of which are market dependent, this metric has fluctuated in recent periods.
Trading Volume (by Cryptocurrency)
The trading volume of our Marketplace platform customers is directly correlated with our revenue and is influenced by both price and volatility of BTC, ETH, XRP and other crypto assets. We have experienced periods of low and high trading volume, and therefore revenue, driven by periods of rising or declining crypto asset prices and/or lower or higher volatility within the crypto asset market. During periods of rising BTC prices and higher volatility, we have generally observed higher trading volume on both our Marketplace platform and Exchange platform. There are a number of factors that contribute to changes in price and volatility of a given crypto asset, including, but not limited to: changes in the supply and demand for a particular crypto asset; crypto market sentiment; macroeconomic factors; utility of a particular crypto asset; and other events, such as exchange outages or social media commentary. Market participation by well-known investors can also affect consumer sentiment.
The following table shows the trading volume by currency on our Marketplace platform for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions)
BTC	¥ 121,199	$143,717.00	¥ 106,976
ETH	$130,325.00	$78,468.00	$63,711.00
XRP	$34,767.00	$55,644.00	$20,729.00
IOST	530	$3,016.00	$5,450.00
ENJ	73	352	$1,642.00
LTC	$1,385.00	$2,642.00	$2,529.00
SAND	469	$2,247.00	$2,056.00
XLM	$2,705.00	$5,539.00	$1,545.00
BCH	$3,459.00	$4,782.00	$3,624.00
BAT	418	541	571
DOT	399	$1,473.00	$1,338.00
QTUM	303	733	560
MONA	102	435	509
LSK	234	174	484
SHIB	$2,966.00	$16,286.00	$12,025.00
Others	$13,268.00	$21,478.00	$10,816.00
Total	¥ 312,599	¥ 337,527	¥ 234,566

Assets Under Management
Through our acquisition of 3iQ, which became effective on March 1, 2026, we entered the asset management business. Assets under management (AUM) is the principal driver of investment management fee revenue. As of March 31, 2026, 3iQ’s AUM was ¥128.8 billion. For the year ended March 31, 2026, investment management fee revenue from 3iQ was ¥139 million, but this reflects only one month of our post-acquisition ownership.
IEO Revenue
We launched our IEO platform, Coincheck IEO, in July 2021, which was the first of its kind in Japan, and on which the first approved IEO in Japan was launched later that year. We charge fees to companies seeking to list on our exchange using our IEO platform, including a certain proportion of the tokens to be sold on the exchange. Commissions received from the issuer and customers, which are based on the fair value of the tokens at the time received, were ¥359 million, ¥397 million and ¥nil million, for the years ended March 31, 2026, 2025 and 2024, respectively. IEO-related commissions are recorded by us as commissions received.
Factors Affecting Our Results of Operations
The success and historical growth of our business as well as our financial condition and operating results have been and will continue to be affected by a number of factors, as described in more detail below.

Price and volatility of crypto assets
For the years ended March 31, 2026 and 2025, 94.9% and 99.6%, respectively, of our total revenue consisted of transaction revenue generated from trades with customers and cover counterparties on our Marketplace platform business. As a result, our total revenue is highly correlated with the price and volatility of crypto assets. As earlier mentioned, there are a number of factors that contribute to changes in crypto asset prices and volatility, including, but not limited to: changes in the supply and demand for a particular crypto asset; overall crypto market sentiment; macroeconomic factors; the utility of a particular crypto asset; and other events, such as exchange outages, social media commentary, and government policies.
Adoption of crypto assets and offering of new crypto assets
Our financial performance has been dependent on the continued growth in interest for, and adoption of, crypto assets by retail investors in Japan. The number of crypto assets that are tradeable on our cryptocurrency exchanges has increased over time, and we offered 33 different crypto assets on our Marketplace platform as of March 31, 2026. Over time, we have observed an overall positive trend in the total market capitalization of crypto assets, which indicates increased adoption. However, these historical trends are not indicative of future adoption, and it is possible that the adoption of crypto assets and blockchain technology may slow, decline, take longer to develop, or never be as broadly adopted as many anticipate, which would negatively impact our business and operating results.
Ability to competitively price our products and services
Our operating results for our retail business in Japan also depend on our ability to competitively price our products and services. Similar to other financial products, as the crypto asset industry matures we anticipate increased pressure on spreads and commission fees to emerge over time as new, and potentially larger and more established, financial institutions enter the market.
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
Marketing for our Marketplace platform in Japan
Our primary means of marketing our Marketplace platform in Japan has been digital marketing, which allows us to respond flexibly to the impact of changes in the market price of crypto assets. We use television advertisements only to the extent we believe those investments can produce a reasonable return within a reasonable period of time based on our estimated conversion ratio and other factors. Generally, we estimate our return of investment per marketing campaign, which is a primary factor in our decision as to whether launch the campaign.
We monitor our total marketing costs for customer acquisition (MCC), cost per acquisition (CPA) and customer payback to assess the effectiveness of our marketing. Relevant measures for recent periods are summarized below:
Revenue and Total MCC (Marketplace platform)

MCC (bar chart, left axis)
CPA (line chart, right axis)
(JPY mm)
(JPY)
Revenue generated from the users who completed KYC process during each quarter (bar chart, left axis)
1st - 3rd month
4th - 6th month
7th - 9th month
10th month - 24th month
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
10,000
8,000
6,000
4,000
2,000
0
5,301
4,047
3,716
3,163
6,553
6,222
5,590
6,530
7,183
6,696
6,123
6,095
449
750
1,329
1,529
1,255
1,024
1,710
1,167
985
1,319
1,119
721
148
140
126
261
519
249
544
610
432
468
332
320
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
2023
2024
2025
2026

Source: Coincheck Internal data.
____________
(1)     The table above provides our total MCC, CPA, and customer payback for the periods from April 2023 to March 2026. The left bar for each quarter details our total marketing costs, whereas the right bar for each quarter details our customer payback amount for 24 months, including the month in which each customer completed the KYC process (and if 24 months have not passed, from the month in which each customer completed the KYC process to the end of March 2025), for the cohort of customers that were acquired within the quarter. The line above each set of bars provides our CPA for each given quarter. This number is derived by taking the MCC in a given period and dividing it by the total incremental customers that completed our KYC process in that respective quarter.
(2)     MCC and revenue in the table above also include items that are recognized as deductions from sales for accounting purposes.
(3)     For example, for the three months ended March 2024, our MCC totaled ¥261 million, representing a CPA of approximately ¥3,168. Customers acquired during this period subsequently generated cumulative net revenue of ¥1,529 million over the following 24 months. In the chart, the left bar for each quarter reflects the fixed MCC incurred during that period. The right bar represents the cumulative revenue generated by the corresponding customer cohort, measured over a 24-month period following acquisition (or through March 2026 for cohorts that have not yet reached 24 months). The stacked segments within each revenue bar illustrate the timing of revenue realization: gray (months 1–3), light blue (months 4–6), purple (months 7–9), and light green (months 10–24.
The markets for crypto assets continue to evolve, and the number of new accounts opened in a certain period is heavily influenced by a variety of external factors, including price trends of the cryptocurrencies supported on our cryptocurrency exchanges and media coverage regarding crypto asset markets. Because of the volatility in markets for crypto assets and the highly variable nature of our advertising and promotion expenses, these historical metrics may be of limited value in predicting future performance for our Marketplace platform. We expect to continue to consider the latest market trends, our financial condition and other factors, in addition to historical experience of marketing effectiveness in any given period, in determining appropriate levels of marketing expenditures. In addition, we plan to continue to invest in the development of and market new products and services.

Regulation in Japan
Our financial prospects and continued growth in Japan depend in part on our ability to continue to operate in a manner compliant with applicable regulations. Our business is subject to the oversight of numerous regulatory and self-regulatory agencies in Japan, including, but not limited to, JFSA and the JVCEA. We received our license as a crypto asset exchange service provider from the JFSA in January 2019.
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
Additionally, as a company with its shares registered with SEC and listed on Nasdaq, we are subject to certain reporting and regulatory requirements in the United States. In the United States, on January 21, 2025, the SEC announced the formation of the Crypto Task Force, chaired by SEC Commissioner Hester Peirce. Also in January 2025, the SEC released SAB No. 122, rescinding SAB No. 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users, which, until repealed, required an entity to record a liability to reflect its obligation to safeguard the crypto assets held for its platform users with a corresponding asset and required disclosures related to the entity’s safeguarding obligations. SAB No. 122 is effective for annual periods beginning after December 15, 2024, and is required to be applied on a fully retrospective basis, with early adoption permitted. The Company early adopted SAB No. 122 in the fiscal year ended March 31, 2025 and therefore does not recognize the safeguard liabilities and corresponding safeguard assets in its consolidated statement of financial position.
See, also, “Business Overview — Regulatory Environment.”
Components of Results of Operations
Total revenue
Total revenue is generated from several distinct sources. The primary components include transaction revenue at Marketplace platform business and transaction revenue from Aplo’s prime brokerage services, staking revenue, commission received, investment management fee revenue (for the one month we owned 3iQ in the fiscal year ended March 31, 2026), and other revenue. We offered 33 different types of cryptocurrencies at our Marketplace platform as of March 31, 2026, including BTC, ETH, XRP and other altcoins (altcoins have been an industry term for cryptocurrencies other than BTC). Our revenue is susceptible to significant fluctuations as trading volumes depend on cryptocurrency market volatility and prices, which ultimately impact how much revenue we earn. Additionally, if a type of cryptocurrency is purchased and settled by another type of cryptocurrency in a cover transaction, the settlement is treated as a sale transaction under IFRS 15 Revenue from Contracts with Customers. Consequently, the accounting treatment of this type of cover transactions results in higher reported gross revenue relative to the underlying customer transaction volume.
Transaction revenue
Transaction revenue from our Marketplace platform business is derived from transactions with customers and cover counterparties. The table below shows this breakdown of transaction revenue for the fiscal years indicated:

	For the fiscal year ended March 31,
	2026	2025	2024
Marketplace platform business
Transaction revenue from customers	¥ 239,195	¥ 243,696	¥ 158,733
Transaction revenue from cover counterparties	$216,772.00	$138,009.00	$64,313.00
Transaction revenue - Institutional	$19,867.00	$—	$—
Transaction revenue (total)	¥ 475,834	¥ 381,705	¥ 223,046
Transaction revenue is recognized at the time the transaction is processed. We have experienced periods of low and high-trading volume, and therefore transaction revenue, driven primarily by periods of rising or declining BTC prices and/or lower or higher-cryptocurrency volatility. During periods of rising BTC prices and higher volatility, we have generally observed higher transaction revenue generated by our Marketplace platform business.
Average spread
For customer purchase and sale transactions on our Marketplace platform, Coincheck is always the seller to, and buyer from, the customer, and its compensation is in the form of a price spread. The spread we set is generally in a range of 0.1% to 5.0% of the transaction’s asset value, and can change from time to time. For the fiscal year ended March 31, 2026, 2025 and 2024, our average spread (our fee) per transaction for our Marketplace platform business was 3.28%, 3.49% and 3.45%, respectively. The changes in average spreads are due primarily to the change in the mix of cryptocurrencies being traded.
Commission received
Our commissions received have consisted primarily of remittance fees, deposit and withdrawal and transfer fees, custodial fees, commissions received from the issuer and subscribing customers in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on our Exchange platform, and other commissions.
Investment management fee revenue
Investment management fee revenue consists of fees earned by 3iQ for providing asset management and sub-advisory services to the funds and accounts it manages. These fees are generally calculated as a contractual percentage of assets under management and are recognized over the period during which the services are provided. Because we acquired 3iQ, which became effective on March 1, 2026, our consolidated results include investment management fee revenue only from March 1, 2026.
Expenses
Expenses consist of cost of sales and selling, general, and administrative expenses.
Cost of sales
Our cost of sales mainly consists of crypto assets once acquired from customers or cover counterparties on the Marketplace platform or Exchange platform and from institutional customers and cover counterparties, and staking reward remittance to customers.
Selling, general, and administrative expenses

Personnel expenses and advertising and promotion expenses are the largest components of our selling, general, and administrative expenses. Our personnel expenses are expected to scale if and as our revenues grow. In addition, systems-related expenses are correlated with user numbers and trading volumes and incurred in order to support our mobile and desktop web applications and trading operation system.
Our other costs are relatively fixed in nature, which we believe allows us to target significant operating leverage through growth of our customer base. We believe that our expense structure enables us to be profitable, or minimize loss, even in periods with low trading volume.
Selling, general, and administrative expenses consist primarily of the following:
•Personnel expenses. Personnel expenses consist of salaries and bonuses of our employees and share-based compensation for restricted share units. Share-based compensation were granted to managing directors and officers, board members and other qualified employees and non-employee consultants..
•Advertising and promotion expenses. Advertising and promotion expenses primarily include expenses incurred for the advertising of our products in various media, including television, internet (including social media and online video-sharing platforms) and affiliate marketing programs.
•Professional fees. Professional fees consist of legal, accounting and other consulting fees. Professional fees includes transaction expenses related to Company business acquisitions.
•Communication expenses. Communication expenses include cloud service expenses such as Amazon Web Services.
•Subcontract expenses. Subcontract expenses include outsourcing costs.
Selling, general, and administrative expenses also include depreciation and amortization, business management service fees, transaction related costs, subcontract labor costs, tax expenses, and other expenses.
Other Income and Expenses
Other income
Other income is revenue that is separate from the core operations of our business, such as exchange gain or other amounts outside of our primary business activities.
Other expenses
Other expenses consist primarily of exchange loss and disposals of intangible assets.
Financial Income and Expenses
Financial income
Financial income consists primarily of change in fair value of warrant liabilities.
Financial expenses

Financial expenses consist primarily of interest expenses and change in fair value of warrant liability.
Historical Results of Operations
Comparison of the year ended March 31, 2026, with the year ended March 31, 2025
The following table shows selected consolidated statements of profit or loss data for the years ended March 31, 2026 and 2025:

	For the fiscal year ended March 31,
(In millions)	2026	2025
Revenue:
Revenue	¥ 477,179	¥ 383,205
Other revenue	$3,065.00	125
Total revenue	$480,244.00	$383,330.00
Expenses:
Cost of sales	$467,173.00	$369,852.00
Selling, general and administrative expenses	$14,492.00	$14,458.00
Total expenses	$481,665.00	$384,310.00
Operating loss	$(1,421.00)	$(980.00)
Other income and expenses
Other income	660	22
Other expenses	$(236.00)	$(105.00)
Financial income	318	$1,457.00
Financial expenses	$(178.00)	$(39.00)
Share of loss of equity-accounted investees, net of tax	$(18.00)	$—
Listing expense	$—	$(13,714.00)
Loss before income taxes	$(875.00)	$(13,359.00)
Income tax expense	958	991
Net loss for the year	$(1,833.00)	$(14,350.00)

Revenue. Revenue was ¥477,179 million in the year ended March 31, 2026, an increase of ¥93,973 million, or 25%, from ¥383,205 million in the year ended March 31, 2025. The increase was due mainly to increases in transaction revenue--institutional and revenue from cover counterparty transactions.
Other revenue. Other revenue was ¥3,065 million in the year ended March 31, 2026, an increase of ¥2,941 million, or 2361%, from ¥125 million in the year ended March 31, 2025. The increase was due mainly to staking revenue of ¥2,574 million and investment management fee revenue of ¥139 million.
Cost of sales. Cost of sales was ¥467,173 million in the year ended March 31, 2026, an increase of ¥97,321 million, or 26%, from ¥369,852 million in the year ended March 31, 2025. This increase was due mainly to increases in transaction revenue--institutional and revenue from cover counterparty transactions and staking reward remittances to customers.

Selling, general, and administrative expenses. Selling, general, and administrative expenses were ¥14,492 million in the year ended March 31, 2026, an increase of ¥34 million, or 0.2%, relatively flat, from ¥14,458 million in the year ended March 31, 2025. The relatively flat year-over-year result reflects significant offsetting movements. Increases in expenses were due primarily to (i) share-based compensation of ¥1,320 million pursuant to restricted share units (RSUs) issued pursuant to our Omnibus Incentive Plan (April 1, 2026 were the first issuances under that plan), (ii) higher operating costs from increased headcount and business expansion, including the addition of employees and operations from the 3iQ, Aplo, and Next Finance acquisitions, and (iii) higher professional fees as a listed company and related to the acquisitions. However, these increases were offset by the non-recurrence of ¥4,607 million of professional fees related to the Company’s de-SPAC business combination incurred in the year ended March 31, 2025, as well as a reduction of ¥397 million in management fees payable to Monex following Coincheck Parent completing the Business Combination and being listed on Nasdaq in December 2024.
The following table shows. selling, general and administrative expenses for the years ended March 31, 2026 and 2025 consist of the followings:

	For the fiscal year ended March 31,
(Unit： In millions)	2026	2025
Personnel expenses	¥ 5,121	¥ 2,684
Advertising and promotion expenses	$1,588.00	$1,874.00
Professional fees	$2,632.00	$6,163.00
Communication expenses	$1,282.00	786
Subcontract expenses	$1,401.00	857
Depreciation and amortization	773	727
Business management fee	$—	397
Transaction related costs	334	423
Subcontract labor costs	223	142
Tax expenses	426	100
Others	712	305
Total	¥ 14,492	¥ 14,458

Operating loss. Operating loss was ¥1,421 million in the year ended March 31, 2026, compared to operating loss of ¥980 million in the year ended March 31, 2025, an increase in operating loss of ¥441 million. The increase in operating loss was caused primarily by an increase in cost of sales, partially offset by an increase in total revenue.
Other income. Other income was ¥660 million in the year ended March 31, 2026, an increase of ¥638 million, from ¥22 million in the year ended March 31, 2025. The increase related to other income of ¥239 million from the collection of NEM previously stolen from Coincheck’s hot wallets; these assets had been seized by the public prosecutor and were returned pursuant to “Japan's Act on the Payment of Compensation for Criminal Damage Using Stolen and Misappropriated Property.”
Other expenses. Other expenses were ¥236 million in the year ended March 31, 2026, an increase of ¥131 million, from ¥105 million in the year ended March 31, 2025. The increase relates primarily to capitalized software impairment cost of ¥197 million connected to a Coincheck development project that occurred during the year ended March 31, 2026.
Financial income. Financial income was ¥318 million in the year ended March 31, 2026, a decrease of ¥1,139 million, from ¥1,457 million in the year ended March 31, 2025. The decrease was due primarily to a lower fair value gain of the Company’s warrant liability of ¥312 million in the year ended March 31, 2026 compared to ¥1,435 million in the year ended March 31, 2025.
Financial expenses. Financial expenses were ¥178 million in the year ended March 31, 2026, an increase of ¥138 million, from ¥39 million in the year ended March 31, 2025. The increase was due primarily to higher interest expense of ¥161 million in the year ended March 31, 2026, compared to ¥29 million in the year ended March 31, 2025.
Listing expense. Listing expense was ¥13,714 million in the year ended March 31, 2025. The listing expense relates to the completion of the Business Combination and listing of our Ordinary Shares on Nasdaq in December 2024. The listing expense represents the excess of fair value of Coincheck Parent’s shares deemed to have been issued over the fair value of Thunder Bridge’s identifiable net assets acquired, and represents compensation for the service of a stock exchange listing for its shares that was expensed as incurred.
Income tax expenses. Income tax expenses were ¥958 million in the year ended March 31, 2026, a decrease of ¥33 million from ¥991 million in the year ended March 31, 2025. Despite a consolidated pre-tax loss, income tax expense remained significant as Coincheck continued to generate taxable income on a standalone basis.
Comparison of the year ended March 31, 2025, with the year ended March 31, 2024
The following table shows selected consolidated statements of profit or loss data for the years ended March 31, 2025 and 2024:

	For the fiscal year ended March 31,
(In millions)	2025	2024
Revenue:
Revenue	¥ 383,205	¥ 223,775
Other revenue	125	274
Total revenue	$383,330.00	$224,049.00
Expenses:
Cost of sales	$369,852.00	$214,786.00
Selling, general and administrative expenses	$14,458.00	$6,757.00
Total expenses	$384,310.00	$221,543.00
Operating profit (loss)	$(980.00)	$2,506.00
Other income and expenses
Other income	22	437
Other expenses	$(105.00)	$(153.00)
Financial income	$1,457.00	67
Financial expenses	$(39.00)	$(17.00)
Listing expense	$(13,714.00)	$—
Profit (loss) before income taxes	$(13,359.00)	$2,840.00
Income tax expense	991	873
Net profit (loss) for the year	$(14,350.00)	$1,967.00

Revenue. Revenue was ¥383,205 million in the year ended March 31, 2025, an increase of ¥159,430 million, or 71%, from ¥223,775 million in the year ended March 31, 2024. The increase was due mainly to increased transaction revenue due to the increased Marketplace platform trading volume.
Other revenue. Other revenue was ¥125 million in the year ended March 31, 2025, a decrease of ¥149 million, or 54%, from ¥274 million in the year ended March 31, 2024. The decrease was due mainly to decreased sales of NFTs.
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

	For the fiscal year ended March 31,
(In millions)	2025	2024
Personnel expenses	¥ 2,684	¥ 2,287
Advertising and promotion expenses	$1,874.00	661
Professional fees	$6,163.00	710
Communication expenses	786	769
Subcontract expenses	857	473
Depreciation and amortization	727	679
Business management fee	397	458
Transaction related costs	423	335
Subcontract labor costs	142	130
Tax expenses	100	116
Others	305	139
Total	¥ 14,458	¥ 6,757

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
Other income. Other income was ¥22 million in the year ended March 31, 2025, a decrease of ¥415 million, or 95%, from ¥437 million in the year ended March 31, 2024, which included a gain of ¥300 million from the sale of a business. We decided to sell this business because it was not related to the crypto assets industry.
Other expenses. Other expenses were ¥105 million in the year ended March 31, 2025, a decrease of ¥48 million, or 31%, from ¥153 million in the year ended March 31, 2024. The decrease primarily related to a cancellation penalty in a lease contract of ¥44 million that occurred in the year ended March 31, 2024.
Financial income. Financial income was ¥1,457 million in the year ended March 31, 2025, an increase of ¥1,390 million, from ¥67 million in the year ended March 31, 2024. The change was due mainly to the decrease in the fair value of our warrant liabilities.
Listing expense. Listing expense was ¥13,714 million in the year ended March 31, 2025 (there was no listing expense in the prior year). The listing expense relates to the completion of the Business Combination and listing of our Ordinary Shares on Nasdaq in December 2024. The listing expense represents the excess of fair value of Coincheck Parent shares deemed to have been issued over the fair value of Thunder Bridge’s identifiable net assets acquired, and represents compensation for the service of a stock exchange listing for Coincheck Parent shares that is expensed as incurred.
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
Cash and cash equivalents mainly consist of bank deposits. As of March 31, 2026, we had cash and cash equivalents of ¥9,458 million2. As of March 31, 2025, we also had cash segregated as deposits of ¥50,024 million. In accordance with Japanese laws and regulations, 100% of the legal tender deposited by customers is protected by trust companies. Therefore, cash deposited by customers is accounted for under different accounts depending on whether it is protected by trust companies or not. Additionally, Coincheck entered into a line of credit with our affiliate, Monex Finance Corporation, with aggregate commitments as of March 31, 2026, and 2025 of ¥5,000 and ¥6,000 million, respectively. During the year ended March 31, 2026, the commitment line with Monex Finance Corporation was utilized on a short-term revolving basis for liquidity management purposes, with amounts periodically drawn and repaid throughout the year. No amounts were outstanding under this arrangement as of March 31, 2026 or 2025. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. Coincheck Parent entered into its own commitment line contract of ¥2,554 million as a debtor with Monex Finance Corporation in December 2024, for the purpose of stable operating capital. As of March 31, 2026, the balance outstanding under this was ¥2,024 million.
In addition, Coincheck entered into a committed credit line for ¥200 million with JSF Trust and Banking Co., Ltd. in June 2021, which was increased to ¥500 million and ¥1,000 million as of March 31, 2025 and 2026, respectively, and has been making short-term borrowings under this agreement several times a year, however, all of the borrowings were repaid within about a week of the making of each respective loan and the credit line was unused as of March 31, 2026. In addition, Coincheck entered into a committed credit line for ¥2,000 million with Aozora Bank, Ltd. as of March 31, 2026. We believe our existing cash and cash equivalents, together with our loan arrangements, are sufficient to meet our immediate working capital and capital expenditure needs.
We hold crypto assets on our consolidated statements of financial position principally to facilitate customer transactions. Because most customer crypto assets are held in segregated cold wallets and are not accessible for settlement purposes, we hold crypto assets in our own wallets (nearly all of which are crypto assets borrowed from customers under our Coincheck Lending program) to facilitate prompt settlement of transactions. As of March 31, 2026, we had ¥37,876 million of crypto assets held (current assets). These cryptocurrencies are held and treated as inventories that are recorded at fair value as of the end of the reporting period. The fair value is measured by using a midmarket pricing of the principal market or the most advantageous market. As of March 31, 2026, crypto asset borrowings under our Coincheck Lending program totaled ¥37,543 million. We determine the amount of crypto assets to hold based on the total size of our customer assets and recent trading levels. Our finance department is responsible for monitoring and determining the appropriate amount, and our treasury department is then responsible for managing what amount of crypto assets to hold in hot wallets and to deposit with cover counterparties in accordance with our internal policies. In the interest of security, our policy is to hold the majority of borrowed
2

customer crypto assets in cold wallets and to hold in hot wallets only the amount of crypto assets we deem necessary for expected settlement transactions with cover counterparties and external transfer requests.
The following table shows the amounts held by crypto asset, as well as in hot wallets and cold wallets, or deposited with cover counterparties, as of March 31, 2026, 2025 and 2024.

	As of March 31,
	2026	2025	2024
	(in millions of yen)
BTC	¥ 28,554	¥ 33,690	¥ 32,595
ETH	$2,659.00	$2,127.00	$6,198.00
XRP	$5,806.00	$7,673.00	$2,892.00
IOST	29	112	413
ENJ	$—	17	130
XEM	$—	18	99
XLM	123	179	106
BCH	303	185	406
LTC	106	144	189
LSK	3	24	117
BAT	$—	23	73
QTUM	$—	30	95
MONA	6	17	30
Others	285	442	864
Total crypto assets held (current assets)	¥ 37,876	¥ 44,680	¥ 44,207
Amount held in cold wallets	¥ 36,148	¥ 41,346	¥ 39,749
Amount held in hot wallets	¥ 1,609	¥ 2,965	¥ 3,641
Amount deposited with counterparties	¥ 119	¥ 370	¥ 817
The following table shows the amount of borrowed crypto assets, by crypto asset, as of March 31, 2026, 2025, and 2024:

	As of March 31,
	2026	2025	2024
	(in millions of yen)
BTC	¥ 28,534	¥ 33,651	¥ 32,585
ETH	$2,433.00	$2,066.00	$6,187.00
XRP	$5,804.00	$7,672.00	$2,888.00
IOST	28	110	412
ENJ	$—	16	129
XEM	$—	17	96
XLM	122	181	105
BCH	301	184	405
ETC	42	79	166
LTC	2	24	118
LSK	106	143	184
BAT	$—	24	72
QTUM	$—	31	94
MONA	6	17	30
Others	164	265	549
Total borrowed crypto assets	¥ 37,543	¥ 44,479	¥ 44,020
We monitor the risk related to crypto assets held in hot wallets or deposited with cover counterparties closely, and our policy is to restrict such amounts to the level necessary to support our operations. As of March 31, 2026, our crypto assets held (current assets) were ¥37,876 million, of which crypto assets borrowed from customers accounted for ¥37,543 million. As of March 31, 2026, the aggregate of crypto assets held in hot wallets and crypto assets deposited with our cover counterparties was ¥1,728 million, as compared to our cash and cash equivalents of ¥9,458 million.
Borrowing cryptocurrencies from our customers enables us to facilitate trading on our Marketplace platform at a lower cost than procuring the cryptocurrencies from alternate sources. The terms of the borrowing arrangements also limit our exposure to the price risk of the underlying crypto assets because we return such crypto assets in kind at the end of the borrowing period. Both our crypto assets held in current assets and our crypto asset borrowings are reported at fair value so the impact of price changes in the underlying crypto assets are offset. We utilize borrowed crypto assets to facilitate the prompt execution of customer transactions and cover transactions at external exchanges. We do not use borrowed crypto assets for proprietary trading or to enter into unhedged positions. We have not experienced difficulties in borrowing crypto assets from our customers or in executing cover transactions with our cover counterparties in order to support the operation of our Marketplace platform. Nevertheless, in the event that borrowing from our customers becomes limited or unavailable, we would seek to secure the crypto assets necessary to facilitate the operation of our Marketplace platform by borrowing from third parties. However, there is no guarantee that we would be able to find third parties to borrow the needed amount of crypto assets, in which case we would seek to purchase such crypto assets in the market, exposing us to price risk. In our Marketplace platform trading operations, we seek to limit our net open position at any given time by setting internal policy threshold amounts for each cryptocurrency supported and executing cover transactions when the relevant threshold is reached.
We have not invested in cryptocurrencies for our own account (apart from inventory we acquire to support liquidity for transactions), but we may do so in the future.

Under IFRS Accounting Standards, there are no accounting standards specifically related to transactions for crypto assets. In order to determine the accounting treatment, we follow the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and refer to the conceptual framework for financial reporting, and standards related to similar matters. In this context, we consider various factors to evaluate whether we have control for accounting purposes over crypto assets, and account for these transactions accordingly. See Note 13 to our consolidated financial statements for the year ended March 31, 2026 included in this report for more information on our accounting treatment for crypto assets held.
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
Because we safeguard customers’ cryptocurrencies in accordance with the requirements of the Payment Services Act, the Cabinet Office Ordinance on Virtual Currency Exchange Service Providers, and other applicable laws and regulations, we estimate that the possibility of potential loss events is remote. Therefore, we determined that there are no loss contingencies related to an obligation to safeguard customer crypto assets from loss or theft as of March 31, 2026. See Note 31 to our consolidated financial statements as of and for the year ended March 31, 2026 included in this report.
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
Our future capital requirements will depend on many factors, including market acceptance of crypto assets and blockchain technology, our growth, our ability to attract and retain customers on our cryptocurrency exchanges, the continuing market acceptance of products and services, the introduction of new products and services on our cryptocurrency exchanges, expansion of sales and marketing activities, overall economic conditions, and expected changes in regulatory requirements that may increase minimum capital requirements as early as 2027. While we believe we have sufficient liquidity and expect to have funds from operations to support our operations and meet our current business plans, we may be required to seek additional funding to the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities. We expect to monitor financial conditions and from time to time may opportunistically raise additional funds through the offer and sale of equity securities or debt financing. Any sale of additional equity securities may result in additional dilution to our shareholders. Any additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or debt financing when desired, our business, operating results, and financial condition could be adversely affected.
Cash flows
The following tables show our cash flow data for the years ended March 31, 2026, 2025 and 2024:

	For the fiscal year ended at March 31,
(In millions)	2026	2025	2024
Net cash provided by (used in) operating activities	¥ (620)	¥ (1,915)	¥ 3,902
Net cash provided by (used in) investing activities	279	$(903.00)	$(435.00)
Net cash provided by (used in) financing activities	$1,200.00	565	$(327.00)
Effect of exchange rate change on cash and cash equivalents	16	0	$—
Net increase/decrease in cash and cash equivalents	858	$(2,253.00)	$3,140.00
Cash and cash equivalents at the beginning of year	$8,584.00	$10,837.00	$7,697.00
Cash and cash equivalents at the end of year	¥ 9,458	¥ 8,584	¥ 10,837

Comparison of the year ended March 31, 2026 with the year ended March 31, 2025
In the year ended March 31, 2026, we had ¥620 million net cash used in operating activities, ¥279 million net cash provided by investing activities, and ¥1,200 million net cash provided by financing activities. As a result, cash and cash equivalents at the end of the year ended March 31, 2026 increased by ¥858 million, to ¥9,458 million, from ¥8,584 million at the end of the fiscal year ended March 31, 2025.
Net cash used in operating activities was ¥620 million in the year ended March 31, 2026, an improvement of ¥1,295 million from net cash used in operating activities of ¥1,915 million in the year ended March 31, 2025. This improvement was due primarily to a significantly narrower pre-tax loss of ¥875 million, compared to a pre-tax loss of ¥13,359 million in the year ended March 31, 2025, and the addition of share-based compensation of ¥1,320 million as a non-cash adjustment, partially offset by the non-recurrence of ¥13,714 million listing expense recognized as a non-cash adjustment in the year ended March 31, 2025, and a decrease in fair value gain on warrant liability of ¥312 million, compared to ¥1,435 million in the year ended March 31, 2025.
Net cash provided by investing activities was ¥279 million in the year ended March 31, 2026, an improvement of ¥1,182 million from net cash used in investing activities of ¥903 million in the fiscal year ended March 31, 2025. This improvement was due primarily to net cash acquired of ¥1,796 million in connection with the acquisition of subsidiaries, primarily 3iQ, partially offset by higher expenditure on internally generated intangible assets of ¥927 million compared to ¥524 million in the year ended March 31, 2025, and cash paid for acquisition of equity-accounted investees of ¥505 million.
Net cash provided by financing activities was ¥1,200 million in the year ended March 31, 2026, an increase of ¥634 million from ¥565 million the fiscal year ended March 31, 2025. The increase was due primarily to higher net proceeds from related party loans of ¥1,618 million in the year ended March 31, 2026 compared to ¥621 million in the year ended March 31, 2025, partially offset by the non-recurrence of proceeds from the non-redemption agreement and reverse recapitalization of ¥407 million received in the year ended March 31, 2025.

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
Contractual Obligations and Commitments
The following table sets forth our aggregate annual maturities of lease liabilities for the next several years, as of March 31, 2026:

	Carrying amount	Contractual cash flow	Within 1 year	Within 1 – 2 years	Within 2 – 3 years	More than three years
(in millions of yen)
Lease liabilities	¥ 910	¥ 919	¥ 366	¥ 356	¥ 196	¥ —
Total	¥ 910	¥ 919	¥ 366	¥ 356	¥ 196	¥ —

Off-Balance Sheet Arrangements
During the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
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
We determined that cryptocurrencies for facilitating customer transactions are accounted for under IAS 2 Inventories. Under IAS 2, such cryptocurrencies are initially recognized at the acquisition price and subsequently at fair value less costs to sell as these are held with the purpose of acquiring broker-traders’ margin. The changes in fair value less costs to sell are recognized in profit or loss in the period the change occurs.
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
Revenue recognition
Transaction revenue
Transaction revenue from our Marketplace platform business and Aplo transactional business is derived from transactions with customers and cover counterparties.
We have a performance obligation to deliver cryptocurrencies for transactions with customers or with cover counterparties. Revenue is recognized at the point of time when performance obligation is fulfilled in accordance with IFRS 15 Revenue from Contracts with Customers.

Contracts with customers and cover counterparties to purchase or sell cryptocurrencies are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. When we receive cryptocurrencies as non-cash consideration, we measure the received cryptocurrencies at fair value at the time of delivery.
We have determined that we act as the principal in such transactions as we have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the cryptocurrencies we hold as inventory before they are transferred to the Company’s customers. Additionally, we are primarily responsible for fulfilling the promise to provide cryptocurrencies to customers pursuant to our terms of service, have inventory risk as we have no right to return unsold cryptocurrencies to the customers or cover counterparties from which we have purchased such cryptocurrencies, and set the price of the cryptocurrencies sold.
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
Item 6.Directors, Senior Management and Employees
A.Directors and Senior Management
Board Structure
We are a Dutch public limited liability company (naamloze vennootschap) and our business and affairs are managed under the direction of our Board with a one-tier board structure consisting of one or more Executive Directors and one or more Non-Executive Directors, with the majority being Non-Executive Directors. Pursuant to a Nomination and Voting Agreement (executed in connection with the Business Combination), Directors of the Board were to be nominated by Monex and the Thunder Bridge Sponsor until the third anniversary of the closing date of the Business Combination; however, the Nominating and Voting Agreement was terminated on February 8, 2026. Pursuant the KDDI Investment Agreement, the KDDI Nominee is expected to join the Board as a Non-Executive Director effective upon completion of the 2026 annual general meeting of shareholders, which is anticipated to take place in September 2026. Until such time, KDDI is permitted to designate an individual who may attend Board meetings in a non-voting observer capacity. There are no family relationships among any of our directors.
Management and Board of Directors
The following table sets forth the names, ages and positions of our executive officers, Executive Directors and Non-Executive Directors as of the date of this report.

Name	Age	Position*
Oki Matsumoto	62	Non-Executive Director with the title Lead Non-Executive Director
Pascal St-Jean	45	Executive Director with the titles President and Chief Executive Officer
Yo Nakagawa	61	Executive Director with the title Chief Strategy Officer
Takashi Oyagi	57	Executive Director with the title Executive Chairperson
Allerd Derk Stikker	64	Non-Executive Director
David Burg	56	Non-Executive Director
Toshihiko Katsuya	60	Executive Director with the title Chief Operating Officer
Yuri Suzuki	57	Non-Executive Director
Jessica Sinyin Tan	49	Non-Executive Director
Jason Sandberg	47	Chief Financial Officer (executive officer)
Satoshi Hasuo	56	Chief Stakeholder Officer (executive officer)
Marc Stone	65	Chief Legal Officer (executive officer)
Gary A. Simanson	65	Former Executive Director, President and Chief Executive Officer
* Oki Matsumoto has been appointed as temporary replacement Non-Executive Director until the Company’s 2026 annual general meeting. It is contemplated that he will be appointed as Non-Executive Director at the Company’s 2026 annual general meeting. Pascal St-Jean and Takashi Oyagi have been appointed as temporary replacement Executive Directors until the Company’s 2026 annual general meeting. It is contemplated that each of them will be appointed as Executive Directors at the Company’s 2026 annual general meeting.

Oki Matsumoto is a Non-Executive Director, and serves as Lead Non-Executive Director, of Coincheck Parent as of June 27, 2026, and prior to that served as an Executive Director and Executive Chairperson of Coincheck Parent. He is also the founder and Chairman of the Board of Monex, and holds directorship positions with several of Monex’s subsidiaries. Mr. Matsumoto also currently serves as an outside director of Mastercard, Incorporated (since 2016) and as a board member emeritus of Human Rights Watch. Mr. Matsumoto served as an outside director of the Tokyo Stock Exchange from 2008 to 2013 and is a former member of the Financial Counsel to the Prime Minister of Japan. He began his career at Salomon Brothers, then joined Goldman, Sachs & Co. (1990-1998), where he held several leadership positions, including General Partner (1994-1998), before he founded Monex, Inc., a Japanese online brokerage firm (and a predecessor company to Monex), in 1999. Mr. Matsumoto has a bachelor’s degree in law from the University of Tokyo.
Takashi Oyagi is an Executive Director and Executive Chairperson of Coincheck Parent as of June 27, 2026, and prior to that served as a Non-Executive Director, and Lead Non-Executive Director, of Coincheck Parent. He is a founding member of Monex, currently serving as a member of its board of directors (and has held executive officer positions with Monex prior to June 27, 2026), and is also (i) the chair of the board of directors of Monex’s subsidiary, TradeStation Group, Inc. (and a board member of TradeStation Group’s principal operating subsidiaries), and (ii) the chair of the board of directors of 3iQ Digital Holdings Inc. He has, since April 2025, also served on the board of managers at WMS General Partner LLC, the general partner of Westfield Capital Management L.P., an asset management company in which Monex acquired a 20% stake in April 2025. Mr. Oyagi served as a Director in the Global Markets Division of Deutsche Bank Securities, Inc. in New York (2004-2007), and in the Asian Special Situation Group at Goldman Sachs (Japan) Ltd. (1998-1999). He began his career in finance in 1991 at Bank of Japan. Mr. Oyagi has a bachelor’s degree in law from the University of Tokyo and an MBA degree from the University of Chicago.
Pascal St-Jean became an Executive Director and President and Chief Executive Officer of Coincheck Parent on April 1, 2026. From November 2025 through March 2026 Mr. St-Jean served as Coincheck Parent’s

Chief Growth Officer. He has also served in various senior roles for 3iQ Digital Holdings and its main operating subsidiary, including as President of 3iQ Corp. from November 2021 to March 31, 2026, as CEO since May 2024, and as a director since April 2025. Mr. St-Jean was a co-founder and the Chief Innovation Officer of Synergiq Solutions (2013-2017) and a managing partner of a predecessor company, Citadel Rock Online Communities (acquired by Gilbert & Davis Communications to form Synergiq Solutions) (2008-2013). From 2018 until 2022, Mr. St-Jean was the founding partner of Futuring, a business owner peer group, and a co-founder of STAND Advisors, a consulting firm for entrepreneurial businesses. He also served, from 1998 until 2022, as a strategic advisor to several businesses and organizations, profit and non-profit, including PurePave Technologies, Lim Geomatics, Knak, and Canadian Institute of Mass Communication, TEC Canada, Hydra Mining, Phenero Consulting, UniqueHomeSites.com, and Computers for Success, and was a founder or co-founder other businesses, including Kaos Technologies (1998-2005) and PicSphere Technologies (2005-2010). Mr. St-Jean has a bachelor’s degree in computer engineering from the University of Ottawa.
Toshihiko Katsuya is an Executive Director of Coincheck Parent, and has also served as its Chief Operating Officer since October 1, 2025. From December 10, 2024 through September 23, 2025 he served as a Non-Executive Director of Coincheck Group. Mr. Katsuya also, as of June 24, 2026, serves as an outside director of Anicom Holdings, Inc., a pet insurance company listed on the Tokyo Stock Exchange. Mr. Katsuya served as President & CEO at Aruhi Corporation (currently SBI Aruhi Corporation), a leading Japanese mortgage bank listed on the Tokyo Stock Exchange, from April 2022 until June 2024, after joining in 2021. Before that, from 2006 to 2020, Mr. Katsuya worked for 15 years in various positions at Monex, including as President of Monex FX, Inc. in 2010, President of Monex Securities in 2015, COO of Monex in 2017, President of Coincheck from 2018 to 2019, and CFO of Monex in 2019. Before Monex he worked for The Mitsubishi Bank, Ltd. (currently MUFG Bank, Ltd.) for 17 years, from 1989 to 2006, where he held various positions, including senior manager of Corporate Planning Division and VP of Investment Banking Division for the Americas. Mr. Katsuya also assumed the positions of Director of Financial Futures Association of Japan in 2017 and Director of Japan Virtual and Crypto Assets Exchange Association in 2019. Mr. Katsuya holds an MBA from the University of California at Berkeley and a bachelor’s degree in law from the University of Tokyo.
Yo Nakagawa is an Executive Director, and Chief Strategy Officer, of Coincheck Parent. He is also a Senior Executive Director of Monex and an Expert Director of Coincheck, and was as a Director of Monex International Limited (Hong Kong) from 2013 to 2024. Prior to joining Monex, Mr. Nakagawa served as a Director at Mimura Strategic Partners (2005-2011) and as Chief Operating Officer at Fujimaki Japan (2003-2004). Mr. Nakagawa began his career at JP Morgan in 1988. He has a bachelor’s degree in Economics from Keio University in Japan.
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
Yuri Suzuki is a Non-Executive Director of Coincheck Parent. She is currently a senior partner at the Tokyo office of the Japanese law firm, Atsumi & Sakai. Ms. Suzuki is also an audit & supervisory board member of CAMPFIRE, Inc., and was previously an outside director at Coincheck, where she was a member of the compensation committee for six months, from June to December 2024. Ms. Suzuki also previously served as a visiting attorney at Kirkland & Ellis LLP from September 2005 to July 2006, as a director of the Japan Institute of Life Insurance from 2015 to 2023, as an audit & supervisory board member of Yayoi Co., Ltd. From 2022 to 2025, and as an auditor of FinCity.Tokyo from 2019 to 2025. She was admitted to the bar in Japan in 2001 and to the New York State Bar in 2006. She is a member of the Japan Federation of Bar Associations and the Daini Tokyo Bar Association. Ms. Suzuki has an LLM in Corporation Law from New York University School of Law and a bachelor’s degree in law from Waseda University.
Jessica Sinyin Tan is a Non-Executive Director of Coincheck Parent. Since September 30, 2024 she has served as President of Sun Life Canada, which has insurance, health, and wealth asset management businesses. Prior to Sun Life Canada, Ms. Tan was with PingAn Group for 11 years, serving as its co-CEO and an Executive Director between 2018-2023 to lead its insurance, digital banking, healthcare, and technology businesses. She also served on PingAn Group’s related party transactions and consumer protection committees from 2020 until 2024. Before that, Ms. Tan was a global Partner at McKinsey & Company, working in its U.S. and Asia offices for 13 years. She is currently on several government or non-profit advisory committees or boards, including the Monetary Authority of Singapore (MAS), the Singapore Central Provident Fund, and AGE-WELL, Canada’s technology and aging network. She also serves as a board member for Sea Limited (NYSE: SE), a leading global consumer internet company founded in Singapore in 2009. Ms. Tan graduated from the Massachusetts Institute of Technology (MIT) with a master’s degree in Electrical Engineering & Computer Science, as well as two bachelor’s degrees in Electrical Engineering and Economics.
Jason Sandberg is Chief Financial Officer of Coincheck Parent since completion of the Business Combination in December 2024. He served as a Managing Director at Thunder Bridge Capital, LLC from 2021 until the Business Combination was closed. At Thunder Bridge Capital, LLC, he was primarily responsible for the evaluation and analysis of equity investment opportunities for the Thunder Bridge platform, as well as providing transaction support from a regulatory, compliance and due diligence perspective for merger candidates. Mr. Sandberg previously worked as a partner with Grant Thornton, LLP, from 2013 through 2021. He served as an Audit Partner and was the Atlantic Coast Financial Services Practice leader. He also spent time as a Partner in the Firm’s National Professional Standards Group, focused on risk management for the firm’s high-profile public and private clients. He is a Certified Public Accountant and holds an MBA from Temple University and a bachelor’s degree in Accounting from the University of Delaware.
Marc Stone has been Chief Legal Officer, General Counsel and Company Secretary of Coincheck Parent since June 1, 2025, after having performed corporate legal services for the Company from March 1 to May 31, 2025. Prior to that, from 2001-2024, he served as Chief Legal Officer and a board member (2016-2024) of TradeStation Group, Inc. (Monex’s U.S. subsidiary since June 2011 and, from January 2000 until acquired by Monex in 2011, a

Nasdaq-listed company – NASDAQ: TRAD). TradeStation Group is the parent company of U.S. self-clearing online brokerage firms that over the years have offered stock, options, futures, forex and cryptocurrency trading platforms for self-directed traders, and at TradeStation Mr. Stone oversaw the Legal, Compliance, Enterprise Risk, and Internal Audit departments. From May 1997 until January 2000, Mr. Stone served as General Counsel for Omega Research, Inc. (NASDAQ: OMGA), a trading analysis software company. Prior to joining Omega Research he was co-head of the corporate department at Bilzin Sumberg, a leading Miami full-service law firm, working in the corporate department at that firm from 1985 until May 1997. Mr. Stone has his bachelor’s degree from Brown University and his law degree from University of California, Berkeley, School of Law (Berkeley Law), and is a member of the bar in New York and Florida.
Satoshi Hasuo is Chief Stakeholder Officer of Coincheck Parent, as well as Chairman and Representative Director of Coincheck since November 2019. He started his career at The Long-Term Credit Bank of Japan in 1993. Then, after working at UBS Securities Japan Co., Ltd. and Mitsubishi Securities Co., Ltd., he joined Monex in May 2005. He was appointed Chief Financial Officer of Monex in October 2017, and served in that position until 2019.
Gary A. Simanson served as Coincheck Parent’s President and CEO, and an Executive Director, from the December 2024 completion of the Business Combination through March 31, 2026, and was President and Chief Executive Officer and a director of Thunder Bridge Capital Partners IV, Inc. (NASDAQ: THCP) from January 2021 until the December 2024 completion of the Business Combination. Mr. Simanson is the founder of Thunder Bridge Capital, LLC, a private investment vehicle, and has served as its Chief Executive Officer since 2017. He was Chief Executive Officer and a director of Thunder Bridge Capital Partners III, Inc. (NASDAQ: TBCP) from June 2020 until December 2023, Chief Executive Officer and a director of Thunder Bridge Acquisition II, Ltd. (NASDAQ: THBR) from February 2019 until completion of its initial business combination with indie Semiconductor, Inc. (NASDAQ: INDI) in June 2021, and Chief Executive Officer and a director of Thunder Bridge Acquisition, Ltd. (NASDAQ: TBRG) from 2018 until completion of its initial business combination with Repay Holdings Corp. (NASDAQ: RPAY), an omnichannel payments technology provider. Mr. Simanson has also been Managing Director of First Capital Group, L.L.C., an investment banking advisory firm, from 1997 until 2011. Mr. Simanson received his bachelor’s degree, majoring in Economics, from George Washington University. He earned his MBA, majoring in Finance, from George Washington University, and holds a JD from Vanderbilt University.
B.Compensation
This compensation report consists of two sections:
•Remuneration (Compensation) Policy: This is information related to our Remuneration Policy, adopted by the general meeting of shareholders on September 23, 2025, and attached as an exhibit to this report and available on our website www.coincheckgroup.com (the “Remuneration Policy”). This policy governs the remuneration for Executive Directors and Non-Executive Directors and is designed to align remuneration of the Board with successful delivery of our long-term strategy and sustainable long-term value creation and the interests of our stakeholders, including our shareholders.
•Historical Compensation: This is information related to the compensation that was earned by the directors and members of senior management (executive officers) for the fiscal year ended March 31, 2026. It includes details on the compensation features in the past fiscal year and actual compensation received by, or awarded to, the Executive Directors and Non-Executive Directors, as well as Coincheck Parent’s executive officers who are not directors.

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
Short-Term Incentives
The goal of the short-term variable compensation is to promote the achievement of our strategic short-term performance objectives. A short-term incentive (STI) generally consists of an annual performance-based cash bonus. STI comprises performance-based compensation that is linked to the attainment of predetermined performance targets that promote the achievement of our strategic short-term performance objectives and may which may be financial and/or non-financial performance targets.
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
LTIs are granted under our equity incentive plan as in effect from time to time. To ensure alignment between the interests of the Executive Directors and our long-term interests and those of our stakeholders, LTIs will, depending on the applicable instrument, be subject to a vesting period. Additionally, the Board may impose share ownership guidelines. During any applicable holding period, the Executive Directors may be allowed to sell a portion of their shares to cover tax obligations.
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
Severance Payment
Executive Directors may be eligible for a severance payment upon termination of their employment. The specific terms of the severance package of an Executive Director are established in the discretion of the Board and are reflected in the relevant agreement(s) with that Executive Director. Executive Directors may be eligible for a severance payment in the event of early termination (i) without cause or (ii) at their own initiative for ‘Good Reason’ as set out in the relevant agreement with the Executive Director. Executive Directors will not be eligible for a severance payment in the event of termination (i) for cause, (ii) due to seriously culpable or negligent behavior on the part of the Executive Director or (iii) at their own initiative without ‘Good Reason’ as set out in the relevant agreement with the Executive Director.
Compensation of Non-Executive Directors
On the basis of the Remuneration Policy objectives, the compensation of the Non-Executive Directors consists of the elements discussed below. Non-Executive Director compensation is determined by the Non-Executive Directors.
Generally, Non-Executive Directors are awarded fixed annual fees for Board and Board committee service, which may be payable in cash and/or equity awards. Non-Executive Director compensation seeks to align with their roles and responsibilities on the Board and its committees, as well as the time devoted to their duties and responsibilities.
Annual Cash Retainer
Each Non-Executive Director may be eligible to receive an annual cash retainer of up to $150,000 (which may be prorated if the term of service is less than a full year). Any annual cash retainer will be paid in quarterly or monthly arrears. There are no separate fees for attending meetings of the Board or any committee. The Lead Non-Executive Director (Takashi Oyagi for the fiscal year ended March 31, 2026) may be eligible for an additional annual cash retainer of up to $30,000.

Committee Annual Cash Retainer
Each Non-Executive Director serving on one of the Board committees receives an annual fee (which may be prorated if the term of service is less than a full year) of up to the following amounts:
•Audit Committee:
•Committee Chair:     $30,000
•Other members:         $20,000
•Compensation Committee:
•Committee Chair:     $20,000
•Other members:         $10,000
•Nominating and Corporate Governance Committee:
•Committee Chair:     $20,000
•Other members:         $10,000
•Risk Committee:
•Committee Chair:     $20,000
•Other members:         $10,000

Equity Compensation
The Non-Executive Directors may be eligible to receive an annual share or share-based award of up to $250,000, which will not be subject to performance conditions.
To ensure alignment between the interests of the Non-Executive Directors and our sustainable long-term value creation, the Non-Executive Directors may impose share ownership guidelines for the Non-Executive Directors, pursuant to which the Non-Executive Directors may in principle not dispose of their shares until they meet a minimum holding period. If share ownership guidelines are imposed, the Non-Executive Directors will be allowed to sell a portion of their shares to cover tax obligations.
Other Benefits
Non-Executive Directors are eligible for reimbursement of expenses and costs reasonably incurred in connection with the performance of their duties and responsibilities. In addition, our liability insurance covers Non-Executive Directors and they are entitled to indemnification by Coincheck Parent, including through customary indemnification agreements.
Non-Executive Directors are not eligible for additional benefits such as retirement benefits or participation in a pension plan, or benefits related to a removal from office.
Loans and Guarantees
We do not grant any loans, guarantees or similar benefits to Non-Executive Directors.
Historical Compensation for the Fiscal Year Ended March 31, 2026
Executive Directors
Base Salary

The base salary earned by the Executive Directors* for the fiscal year ended March 31, 2026 amounted to:
•$0 for the Executive Chairperson;
•$720,000 for the former Chief Executive Officer;
•$150,000 for the Chief Operating Officer; and
•$61,000 for the Chief Planning Officer (title changed to Chief Strategy Officer in June 2026).
*For the fiscal year ended March 31, 2026, the Executive Chairperson was also Chairman of the Board of Monex, and received no separate or additional compensation from the Company. The Chief Planning Officer (whose title was changed to Chief Strategy Officer in June 2026) is also an executive of Monex, and has received no separate compensation from the Company as of March 31, 2026; however, beginning April 1, 2025, Coincheck Parent reimburses Monex 50% of his base salary paid by Monex to allocate between Coincheck Parent and Monex the base salary expense for this person. Also, the Chief Operating Officer assumed such role on October 1, 2025, so the $150,000 amount shown represents 6 months of base salary.
Short-Term Incentives
No STI bonus was paid to any Executive Director during Coincheck Parent’s fiscal year ended March 31, 2026, except that the former Chief Executive Officer, whose service ended close-of-business March 31, 2026, received $250,000 of STI for performance of his chief executive duties for the fiscal year ended March 31, 2026 as part of his severance package, which is described in more detail below.
Long-Term Incentives
On December 10, 2024, the Coincheck Group 2024 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) was adopted in connection with the closing of the Business Combination following which Coincheck Parent’s Ordinary Shares were listed on Nasdaq (on December 11, 2024). The purpose of the Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our Ordinary Shares, thereby strengthening their commitment to our enduring success and aligning their interests with those of our other stakeholders. The Omnibus Incentive Plan is included as an exhibit to this report.
The Company’s equity compensation to date has been in the form of restricted share units (RSUs), with the first of such grants made on April 1, 2025. The number of units to be granted is generally determined by using a U.S. dollar amount which is then divided by Coincheck Parent’s Ordinary Share value as of a certain specified date, and such value may be determined, as examples, by the closing price on, or the prior trading day nearest, such specified date, or a ten-day average closing price ending with the trading day immediately prior to such specified date. For the April 1, 2025 RSU grants, the specified date was April 1, 2025 and the value of an Ordinary Share was calculated using the ten-day average closing price through the trading day immediately prior to April 1, 2025. The earliest partial vesting date for any grant made during the fiscal year ended March 31, 2026 was March 31, 2026.
Pursuant to the Omnibus Incentive Plan:

•On April 1, 2025, Coincheck Parent’s former Chief Executive Officer received two grants, one for 131,371 RSUs and one for 52,548 RSUs. The grant for 131,371 RSUs was to vest on March 31, 2028 and, for the grant of 52,548 RSUs, 50% was to vest on March 31, 2028 if an objective company financial performance condition was met, and 50% was to vest ratably on March 31, 2026, 2027 and 2028.
•On April 1, 2025, Coincheck Parent’s Chief Strategy Officer (then titled Chief Planning Officer) received two grants, one for 21,019 RSUs and one for 35,032 RSUs. The grant for 21,019 RSUs is to vest on March 31, 2028 and, for the grant of 35,032 RSUs, 50% is to vest on March 31, 2028 if an objective company financial performance condition is met, and 50% vests ratably on March 31, 2026, 2027 and 2028.
•On November 5, 2025, Coincheck Parent’s Chief Operating Officer received a grant of 10,204 RSUs, 50% of which is to vest on March 31, 2028 if an objective company financial performance condition is met, and 50% of which vests ratably on March 31, 2026, 2027 and 2028.
Total Compensation
The total compensation for the Executive Directors for the fiscal year ended March 31, 2026 consists of (a) the base salary for such fiscal year for Coincheck Parent’s former Chief Executive Officer, for part of the year, Coincheck Parent’s Chief Operating Officer, and the amount paid to Monex as reimbursement for part of the compensation Monex pays to our Chief Strategy Officer, (b) the STI amount paid to the former Chief Executive Officer, and (c) RSUs for Coincheck Parent’s former Chief Executive Officer, Chief Strategy Officer and Chief Operating Officer (for his RSU compensation relating to that role).
Former CEO's Severance Package
The former Chief Executive Officer received a severance package in connection with his departure from the Company. His service as Executive Director, President and Chief Executive Officer terminated close-of-business March 31, 2026. His severance package consisted of a $1,523,077 cash severance payment (which included the $250,000 of STI for the fiscal year ended March 31, 2026), and vesting of all of the 183,919 RSUs that had been granted to him on April 1, 2025 (8,758 of which vested on March 31, 2026). We believe that the former CEO’s severance payments, including accelerated vesting of RSUs, were in line with our Remuneration Policy for an early termination without cause or resignation for ‘Good Reason’ as set out in the former CEO’s employment services agreement covering his duties as chief executive officer. Throughout this ‘Compensation’ section of this report, when we describe the former CEO’s compensation or include it in calculations for the fiscal year ended March 31, 2026, we include his regular compensation for that fiscal year, specifically, his base salary of $720,000, STI amount of $250,000, and his RSUs as if accelerated vesting did not occur, and not the other components of his severance package.
Non-Executive Directors
The Non-Executive Directors each received, for the year ended March 31, 2026, a cash retainer of $70,000. Non-Executive Directors acting as members of Board committees received an additional fee for that period in accordance with the Remuneration Policy.
Two LTI grants, each consisting of restricted share units (RSUs), have been made to the Non-Executive Directors during the fiscal year ended March 31, 2026. The first RSU grants were made in April 2025 to six Non-

Executive Directors, which fully vested on September 23, 2025, the date of the Company’s 2025 annual general meeting. Each grant was 17,516 RSUs (105,096 RSUs in total). The second RSU grants were made in November 2025 to five Non-Executive Directors (at the September 23, 2025 annual general meeting the number of Non-Executive Directors was changed to five), which fully vest at the Company’s 2026 annual general meeting, which is expected to take place in September 2026. Each grant was 26,490 RSUs (132,450 RSUs in total). The number of RSUs granted was based on a U.S. dollar amount divided by a ten-business-day average closing price of Ordinary Shares up to the trading day prior to the April 2025 grant, for the April 2025 grant, and the September 23, 2025 closing price of Ordinary Shares for the November 2025 grant.
Summary Board Compensation
The total compensation received by all of the members of the Board for the fiscal year ended March 31, 2026 amounts to $2,979,245, as further described in the table below:

Name	Position	Fixed Compensation	STI	LTI (RSU)	Other Compensation	Total
Oki Matsumoto	Non-Executive Director with the title Lead Non-Executive Director	$—	$—	$—	$—	$—
Pascal St-Jean	Executive Director with the titles President and Chief Executive Officer	$—	$—	$—	$—	$—
Yo Nakagawa	Executive Director with the title Chief Strategy Officer	$60,528.00	$—	$15,074.00	$—	$75,602.00
Takashi Oyagi	Executive Director with the title Executive Chairperson	$15,000.00	$—	$155,112.00	$—	$170,112.00
Allerd Derk Stikker	Non-Executive Director	$92,500.00	$—	$155,112.00	$—	$247,612.00
David Burg	Non-Executive Director	$85,000.00	$—	$155,112.00	$—	$240,112.00
Toshihiko Katsuya	Executive Director with the title Chief Operating Officer	$203,334.00	$—	$211,424.00	$—	$414,758.00
Yuri Suzuki	Non-Executive Director	$85,000.00	$—	$155,112.00	$—	$240,112.00
Jessica Sinyin Tan	Non-Executive Director	$82,500.00	$—	$155,112.00	$—	$237,612.00
Gary A. Simanson	Former Executive Director, President and Chief Executive Officer	$720,000.00	$250,000.00	$355,183.00	$28,142.00	$1,353,325.00
Total		$1,343,862.00	$250,000.00	$1,357,241.00	$28,142.00	$2,979,245.00

Senior Management (Executive Officers of Coincheck Parent Who are not Directors)
The compensation received by members of senior management who do not also serve as directors (executive officers) was determined based on principles aimed to ensure talent retention and align the compensation with our strategy, our performance, and each individual’s contribution to such performance. As of the date of this report, Coincheck Parent’s executive officers (who are not directors) are the Chief Financial Officer, Chief Stakeholder Officer (who is also the Chairman of Coincheck) and the Chief Legal Officer. Each of these three executive officers were granted RSUs on April 1, 2025.
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
Total Compensation Paid to All Directors and Officers of Coincheck Parent as a Group
For the fiscal year ended March 31, 2026, the total compensation paid to all directors and officers as a group, including executive officers who are not directors (but excluding any component of the severance payment to the former CEO that would not otherwise have been paid relating to the fiscal year ended March 31, 2026), was $4,350,753.
Pay Ratio
The internal pay ratio for the fiscal year ended March 31, 2026 and the fiscal quarter ended March 31, 2025 is set out in the table below.

	For Fiscal Year Ended March 31, 2026	For Three Months Ended March 31, 2025
Total wage costs	$45,734,989.00	$4,199,763.00
Chief Executive Officer labor cost	$1,353,324.00	$186,805.00
Total labor cost (Net of Chief Executive Officer)	$44,381,664.00	$4,012,958.00

Full time equivalent	310	236
Average cost	$143,167.00	$17,004.00

Pay Ratio	9.5:1	11:1
This internal pay ratio, based on the Dutch Corporate Governance Code, is calculated as the ratio between (i) the total annual compensation of the Chief Executive Officer and (ii) the average annual compensation of the employees of Coincheck Parent and the group companies whose financial data Coincheck Parent consolidates, where:
•the total annual compensation of the Chief Executive Officer includes all compensation components, as included in the consolidated financial statements, except that for calculation of (i) the Chief Executive Officer labor cost and (ii) the pay ratio, each for the fiscal year ended March 31, 2026, no component of the severance payment has been included that would not otherwise have been paid relating to the fiscal year ended March 31, 2026 if no severance had occurred;
•the average annual compensation of the employees is determined by dividing the total wage costs in the financial year (as included in the consolidated financial statements) by the average number of full time equivalent during the fiscal year, provided that for calculation of the pay ratio for the fiscal year ended March 31, 2026 the wage costs of Aplo (owned 5.5 months during the fiscal year) and 3iQ (owned one month during the fiscal year) have been annualized for these purposes; and
•the value of the share-based compensation is determined at the time of assignment, in line with the applicable rules under the applied reporting requirements.
C.Board Practices
Please refer to “Item 6.A—Directors and Senior Management” and “Item 6.B—Compensation” for additional information concerning the Directors required by this item.
Board Committees
Our Board has established the following standing committees: an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”), a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), and a risk committee (the “Risk Committee”). The composition and responsibilities of each committee are described below. Our Board may also establish from time to time any other committees, including special and ad hoc committees for specific issues or projects, that it deems necessary or desirable. Members serve on the standing committees until their resignation or until otherwise determined by the Board. The chair of each committee is referred to as its “Committee Chair.”
Audit Committee
Our Audit Committee consists of Allerd Derk Stikker, David Burg and Yuri Suzuki, with Allerd Derk Stikker serving as Committee Chair and as the audit committee financial expert. All of them are Non-Executive Directors, and each of them qualifies as independent under the listing rules of Nasdaq and within the meaning of the DCGC. Our Audit Committee is responsible for, among other things:
•selecting and preparing the nomination of our independent auditors, and determining the audit and non-audit services to be performed by our independent auditors;
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
Compensation Committee
Our Compensation Committee as of June 27, 2026 consists of Oki Matsumoto, Allerd Derk Stikker and Jessica Sinyan Tan, with Ms. Tan serving as Committee Chair. All of them are Non-Executive Directors, and Mr. Stikker and Ms. Tan qualify as independent under the listing rules of Nasdaq and within the meaning of the DCGC. Prior to June 27, 2026, our Compensation Committee consisted of Takashi Oyagi, Allerd Derk Stikker and Jessica Sinyin Tan, with Takashi Oyagi serving as Committee Chair. The Compensation Committee is responsible for, among other things:
•submitting clear and understandable proposals to the Board concerning the Remuneration Policy to be pursued with regard to the Board;
•reviewing and proposing corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other Non-Executive Directors, proposing our CEO’s compensation level based on such evaluation to the Board;
•proposing to the Board any amendments to the Remuneration Policy to be pursued by the Company as the Compensation Committee deems necessary or appropriate;
•reviewing and approving, and recommending to the Board, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;
•reviewing and recommending the compensation of the Board;
•submitting a proposal concerning the compensation of individual Executive Directors;

•preparing the remuneration report in accordance with Section 3.4.1 of the Dutch Corporate Governance Code;
•reviewing compensation disclosure included in our annual report on Form 20-F and other filings with the SEC; and
•reviewing and making recommendations with respect to our equity compensation plans.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee as of June 27, 2026 consists of Oki Matsumoto, Allerd Derk Stikker and Jessica Sinyan Tan, with Jessica Sinyan Tan serving as Committee Chair. All of them are Non-Executive Directors, and Mr. Stikker and Ms. Tan qualify as independent under the listing rules of Nasdaq and within the meaning of the DCGC. From September 23, 2025 to June 27, 2026, our Nominating and Corporate Governance Committee consisted of Takashi Oyagi, Allerd Derk Stikker and Jessica Sinyan Tan, with Jessica Sinyan Tan serving as Committee Chair. Prior to September 23, 2025, our Nominating and Corporate Governance Committee consisted of Toshihiko Katsuya, Takashi Oyagi and Jessica Sinyin Tan, with Toshihiko Katsuya serving as Committee Chair. The Nominating and Corporate Governance Committee is responsible for, among other things:
•drawing up the selection criteria and appointment procedures for directors of the Company;
•assisting the Board in identifying prospective director nominees and making proposals to the Non-Executive Directors for the nomination and re-nomination of directors, as applicable, to be appointed by the general meeting of shareholders, taking into account the profile of Non-Executive Directors;
•overseeing the evaluation of the Board and management;
•the periodic assessment of the size and composition of the Board and as appropriate, making proposals for a composition profile of the Board;
•the periodic assessment of the performance of individual directors, and reporting on this to the Board;
•drawing up a plan for the succession of directors;
•supervision of the policy on the selection and appointment criteria for senior management;
•reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•recommending members for each committee of the Board.
Risk Committee
Our Risk Committee consists of David Burg, Toshihiko Katsuya and Yuri Suzuki, with David Burg serving as Committee Chair. The Risk Committee is responsible for, among other things:
•reviewing and making recommendations to the Board, and/or Audit Committee, as applicable, with respect to the enterprise risk management framework of the Company, including, but not limited to: (a) the risk governance structure; (b) the risk competencies of the Company; (c) the Company’s risk tolerance; (d) the risk management strategy and associated risk management initiatives and how both support the business strategy and business model of the Company; and (e) the risk management elements of the Company’s strategy;
•reviewing and making recommendations to the Board with respect to the Company’s risk exposure;
•reviewing and making recommendations to the Board with respect to the Company’s compliance with risk policies covering all known material risks of the Company and related control requirements; and
•reviewing and making recommendations to the Board with respect to the application by the Company of information and communication technology, including risks relating to cybersecurity.
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
D.Employees
As of March 31, 2026, we had 303 full-time employees (excluding directors, executive officers, audit and supervisory board members, contract employees, temporary employees, and temporary staff), approximately 25.1% of which were engineers and product development. We include engineers and product developers as a large component of our employee base to enable our abilities to innovate rapidly to maintain a competitive edge. Regarding our operating subsidiaries, as of March 31, 2026: Coincheck and Next Finance, based in Japan, had a combined 232 employees; 3iQ, based in Canada, had 45 employees; and Aplo, based in France, had 21 employees. We work to identify, attract, and retain employees who are aligned with and will help us progress our mission.
E.Share Ownership
Information regarding the ownership of Ordinary Shares and Warrants by our Directors and members of our senior management team is set forth in Item 7.A: Major Shareholders of this report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The table below in this section sets forth information regarding the beneficial ownership of Ordinary Shares as of the date of this report by:
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
Percentage of beneficial ownership is based on 191,797,973 Ordinary Shares issued and outstanding and 3,219,520 Ordinary Shares held in treasury as of the date of this report. As of the date of this report, our total issued share capital is 195,017,493 Ordinary Shares.
Unless otherwise indicated in the footnotes under the table below, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

	Number of Ordinary Shares	% of Total Ordinary Shares(1)/Voting Power
Directors and Executive Officers
Oki Matsumoto(2)	$—	$—
Gary A. Simanson(3)	$893,076.00	0.4%
Pascal St-Jean	$—	$—
Yo Nakagawa	$5,839.00	$—
Takashi Oyagi	$17,516.00	$—
Allerd Derk Stikker	$167,516.00	$—
David Burg	$17,516.00	$—
Toshihiko Katsuya	$19,217.00	$—
Yuri Suzuki	$17,516.00	$—
Jessica Sinyin Tan	$17,516.00	$—
Jason Sandberg	$62,919.00	$—
Satoshi Hasuo	$2,919.00	$—
Marc Stone	$2,576.00	$—
All executive officers and directors as a group (twelve individuals)	$1,224,126.00	0.6%
Principal Shareholders
Monex Group, Inc.	$136,247,594.00	71%
KDDI Corporation	$28,536,516.00	14.9%
Koichiro Wada	$9,700,464.00	5.1%

____________
(1)     Excludes Ordinary Shares held in treasury and unvested restricted share units. No percentage stated if under 0.1%.
(2)    As of March 31, 2026, Mr. Matsumoto held a total of 23,200,500 shares, or approximately 9.22%, of Monex, 1,120,300 shares directly and 22,080,200 shares indirectly through MOMO & Co. Notwithstanding his ownership in Monex (a publicly traded company on the Tokyo Stock Exchange) and his role as Chairman of the Board of Monex, Mr. Matsumoto disclaims the beneficial ownership of Ordinary Shares held by Monex as he does not exercise voting and investment discretion for Monex with respect to such shares.
(3)    Includes shares directly owned by Thunder Bridge Capital, LLC and immediate family members.
B.Related Party Transactions
We from time to time engage in transactions with related parties, including intra-group transactions. These related parties include entities and individuals that may be capable of exercising control or significant influence over our company, including Monex and companies controlled by Monex. In addition, members of our Board and their respective families may also be considered related parties. Transactions with related parties for the most part are commercial transactions undertaken in the ordinary course of business and on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Please see Note 30 to our consolidated financial statements as of and for the year ended March 31, 2026 for further details on our related party transactions.
Certain Financing and Commercial Contracts
Transactions with our related companies (which include the 3iQ Acquisition Agreement with Monex) include or have included:
•a currently unused line of credit for Coincheck, for a total of up to ¥5,000 million, and a ¥500 million subordinated line of credit for Coincheck that has been fully drawn down (at a fixed interest rate of 9.5% with a maturity date of September 30, 2027), each with Monex Finance Corporation, a subsidiary of Monex;
•that certain Monex affiliates purchase or sell crypto assets on Coincheck's Marketplace platform — the transactions for the year ended March 31, 2026 were made on terms equivalent to those that prevail in arm's-length transactions, and Coincheck recognized transaction revenue for these amounting to ¥8,314 million for the year ended March 31, 2026;
•a loan agreement for a line of credit (in USD) with Monex Finance Corporation, as lender, and Coincheck Parent, as borrower, originally dated December 11, 2024, as amended and restated as of March 31, 2025 and 2026, for the purpose of operating capital, with a maximum borrowing amount of $16 million (¥2,554 million), with $12.5 million (¥2,024 million) outstanding as of March 31, 2026 and the date of this report and with interest that accrues on the unpaid amount at a rate of 135 basis points above the Secured Overnight Financing Rate as published by the Federal Reserve Bank of New York; and
•a reimbursement arrangement for shared executive expense, effective April 1, 2025, under which Coincheck Parent and Monex share equally the base salary compensation expense of Executive Director Yo Nakagawa, who is also an executive of Monex.

Certain Other Agreements
Acquisition of 3iQ from Monex
Effective March 1, 2026, Coincheck Parent acquired approximately 99.8% beneficial ownership of 3iQ. The 3iQ Acquisition Agreement was entered into on January 8, 2026 and completed at close-of-business on Saturday, February 28, 2026, so we view our ownership of 3iQ to have commenced March 1, 2026. Pursuant to the 3iQ Acquisition Agreement, based on an agreed value for 3iQ of USD 111,840, 476, and an agreed value for Coincheck Parent of USD 4.00 per ordinary share, all issued and outstanding shares beneficially owned by Monex in 3iQ’s holding company, constituting approximately 97% beneficial ownership of 3iQ, were exchanged for 27,149,684 newly issued Ordinary Shares, and all issued and outstanding shares beneficially owned by three minority shareholders, constituting approximately 2.8% beneficial ownership of 3iQ, were exchanged for 761,161 newly issued Ordinary Shares. As a related party transaction (between the Company and Monex), all potentially conflicted Directors, including all Directors serving dual roles at the Company and Monex, were excluded from Coincheck Parent’s evaluation, negotiation and decision-making processes, and the corporate body consisting of those non-conflicted directors appointed an ad hoc special committee consisting of two independent Non-Executive Directors to ensure that the decision-making process concerning the transaction would not be influenced by any conflict of interest and to supervise the process concerning the transaction and prepare the Board's decision making on the transaction.
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
Pursuant to the KDDI Investment Agreement, KDDI entered into a Registration Rights Agreement with Coincheck Parent pursuant to which, among other things, Coincheck Parent agreed to use its reasonable best efforts to file, and cause to be declared effective as soon as practicable after filing a registration statement. The registration statement filing, which is to be no later than 20 business days following the expiration of the lock-up period under the KDDI Investment Agreement, is to permit the public resale from time to time under the Securities Act of all Ordinary Shares purchased by KDDI under the KDDI Investment Agreement, as permitted by Rule 415 under the Securities Act on the terms and conditions specified in the Registration Rights Agreement. This registration statement is expected to be filed in July 2026. This Registration Rights Agreement also permits underwritten takedowns and provides for customary “piggy-back” registration rights.
In connection with the Aplo and 3iQ acquisitions, we agreed to register the Ordinary Shares acquired by Aplo and 3iQ’s shareholders for resale under the Securities Act. The Ordinary Shares acquired by the Aplo shareholders were registered effective January 13, 2026 pursuant to our Registration Statement on Form F-3, as amended, filed on January 8, 2026. The Ordinary Shares acquired by the 3iQ shareholders, including Monex, are expected to be registered in July 2026.
C.Interests of Experts and Counsel
Not applicable.
Item 8.Financial Information
A.Consolidated Statements and Other Financial Information
Consolidated Financial Statements
The audited Consolidated Financial Statements and the report of our independent registered public accounting firm are appended at the end of this report, starting on page F-1.
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
Dividend Policy
We have not paid any cash dividends on our Ordinary Shares to date and have no current plans to pay cash dividends on Ordinary Shares for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenue and earnings, if any, capital requirements, general financial condition, and plans and strategies for the use of our available cash. The payment of annual dividends may be resolved upon by the general meeting of shareholders and any interim cash dividends will be within the discretion of our Board, or the general meeting of shareholders at the proposal by our Board, at such time. The ability of the general meeting of shareholders and the Board to declare dividends (including interim dividends) is limited to requirements (including capital requirements) specified in our Articles of Association and Dutch law and may also be limited by restrictive covenants pursuant to any debt financing agreements. See, also, "Item 10.E: Material Dutch Tax Considerations of Acquiring, Owning or Disposing of Ordinary Shares — Withholding Tax" in this report for a summary of the Dutch dividend withholding tax regime applicable to dividends distributed by us.
B.Significant Changes
Except as otherwise disclosed within this report, no significant changes have occurred since the date of the Consolidated Financial Statements.
Item 9.The Offer and Listing
A.Offer and Listing Details
Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CNCK” and “CNCKW,” respectively.

B.Plan of Distribution
Not applicable.
C.Markets
See "Item 9.A: The Offer and Listing—Offer and Listing Details" above.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.Additional Information
A.Share Capital
As of the date of this report, there were 191,797,973 Ordinary Shares issued and outstanding. There are 3,219,520 Ordinary Shares held in treasury. There are also 4,860,148 warrants outstanding, each exercisable at $11.50 per one Ordinary Share, of which 4,730,537 are Public Warrants listed on Nasdaq and 129,611 are Private Warrants held by permitted transferees of the Thunder Bridge Sponsor.
B.Memorandum and Articles of Association
Set forth below is a description of the material terms of our Articles of Association and certain related applicable Dutch law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the full text of our Articles of Association, which are filed as an exhibit to this report. We urge you to read the full text of the Articles of Association.
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
Issued Share Capital
As of the date of this report, (i) the total issued share capital of Coincheck Parent is comprised of 195,017,493 Ordinary Shares, (ii) there are 191,797,973 Ordinary Shares issued and outstanding, (iii) there are 3,219,520 Ordinary Shares held in treasury and (iv) there are also 4,860,148 warrants outstanding, each exercisable at $11.50 per one Ordinary Share, of which 4,730,537 are Public Warrants listed on Nasdaq and 129,611 are Private Warrants held by permitted transferees of the Thunder Bridge Sponsor.
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
Preemptive Rights
Pursuant to Dutch law and the Articles of Association, each shareholder has a preemptive right in proportion to the aggregate amount of its Ordinary Shares upon the issuance of new Ordinary Shares or the grant of rights to subscribe for such shares, except in cases where Ordinary Shares are issued or rights thereto are granted: (i) to employees of the Company, (ii) against payment other than in cash, or (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares.
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
Transfer of Shares
Pursuant to the Articles of Association, for as long as one or more Ordinary Shares are listed and admitted to trading on a regulated foreign stock exchange, the Board may resolve, in accordance with applicable Dutch law, that the laws of the State of New York, United States of America, rather than Dutch law shall apply to the property law aspects of the Ordinary Shares included in the part of the shareholders’ register kept outside the Netherlands by the relevant transfer agent appointed by the Board for that purpose. In line with the foregoing, the Board has resolved that the laws of the State of New York shall apply to the property law aspects of the Ordinary Shares included in the part of the shareholders’ register kept outside the Netherlands by the relevant transfer agent appointed by the Board for that purpose.
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

Liability of Directors
Pursuant to Dutch law, each member of the Board may be held jointly and severally liable to Coincheck Parent for damages in the event of improper or negligent performance of his or her duties. Furthermore, directors may be held liable to third parties based on tort pursuant to certain provisions of the DCC. All members of the Board will be jointly and severally liable for failure of one or more co-directors. An individual director will only be exempt from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard, a member of the Board may, however, refer to the allocation of tasks among the directors.
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
Response Times Based on the DCGC and DCC
In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the board of Coincheck Parent in that respect. If one or more shareholders intend to request that an item be put on the agenda for a general meeting that may result in a change in Coincheck Parent’s strategy, pursuant to the DCGC the Board may invoke a response time of a maximum of 180 days until the day of the general meeting.
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
C.Material Contracts
The Business Combination was completed on December 10, 2024. Please see “NOTE ON PRESENTATION—Accounting Treatment of Business Combination,” “Item 3.D: Risk Factors—Risks Relating to our Ordinary Shares,” “Item 4.A: Information on the Company—History and Development of the Company," “Item 6: Directors, Senior Management and Employees—Board Structure,” and “Item 12.B: Description of Securities other than Equity Securities—Warrants and Rights.” Also, see descriptions of our financing and commercial contracts with Monex or its subsidiaries in “Item 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.” Also, see descriptions of the KDDI Investment Agreement and the 3iQ Acquisition Agreement in “Item 4.A: Information on the Company---History and Development of the Company,” and “Item 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
As used herein, the term “U.S. Holder” means a beneficial owner of Ordinary Shares or Warrants that is, for U.S. federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States;

•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
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
This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•a dealer or broker in securities or currencies;
•a financial institution;
•a regulated investment company;
•a real estate investment trust;
•an insurance company;
•a tax-exempt organization;
•a person holding Ordinary Shares or Warrants as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•a trader in securities that has elected the mark-to-market method of accounting for your securities;
•a person liable for alternative minimum tax;
•a person who owns or is deemed to own 10% or more of our stock (by vote or value);
•a person required to accelerate the recognition of any item of gross income with respect to Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement; or
•a person whose “functional currency” is not the U.S. dollar.
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
In general, we will be a PFIC for any taxable year in which:
•at least 75% of our gross income is passive income, or
•at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
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
If we are a PFIC for any taxable year during which you hold Ordinary Shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Ordinary Shares at the end of the year over your adjusted tax basis in your Ordinary Shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of Ordinary Shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter as capital loss.
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
Taxation of Gains or Losses
For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between the amount realized for the Ordinary Shares or Warrants, as applicable, and your tax basis in your Ordinary Shares or Warrants, as applicable, in each case determined in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Ordinary Shares or Warrants for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.
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
This section does not describe any Dutch tax considerations or consequences that may be relevant where a holder of Ordinary Shares:
(i)is an individual and the income or capital gains derived by a holder of Ordinary Shares from the Ordinary Shares are attributable to employment activities, the income from which is taxable in the Netherlands;
(ii)has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in Coincheck Parent within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (the “ITA”). Generally, a holder of Ordinary Shares has a substantial interest in Coincheck Parent if the holder of Ordinary Shares, alone or — in case of an individual — together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the holder of Ordinary Shares or the partner, owns or holds, or is deemed to own or hold shares or certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5% or more of Coincheck Parent’s issued capital as a whole or of any class of Ordinary Shares or profit participating certificates (winstbewijzen) relating to 5% or more of Coincheck Parent’s annual profits or 5% or more of Coincheck Parent’s liquidation proceeds;
(iii)is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in Section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA), or is an entity that is not tax resident in the Netherlands and that has a function comparable to a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA;
(iv)is an investment institution (beleggingsinstelling) as described in Section 28 CITA, or is an entity that is not tax resident in the Netherlands and that has a function comparable to an investment institution (beleggingsinstelling) as described in Section 28 CITA;
(v)is an entity that is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Ordinary Shares (as described in Section 13 CITA). Generally, a holder of Ordinary Shares is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in Coincheck Parent;

(vi)is an entity in respect of which the dividend withholding tax exemption (inhoudingsvrijstelling) can or must be applied with respect to any profits derived from the Ordinary Shares (pursuant to Section 4 or Section 4a of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “DWTA”)). Pursuant to Section 4 DWTA, a dividend withholding tax exemption may apply if a holder of Ordinary Shares holds an interest of 5% or more of the nominal paid-up share capital in Coincheck Parent. Pursuant to Section 4a DWTA, a dividend withholding tax exemption may generally be applied if a holder of Ordinary Shares (x) is an entity that is tax resident in the Netherlands that is not subject to Dutch corporate income tax, or (y) is an entity which (a) is a resident in a member state of the European Union (“EU”), or a state that is a party to the Agreement on the European Economic Area (“EEA”; Iceland, Liechtenstein or Norway) or, to the extent that it concerns shares that are held as a portfolio investment, another state that has been designated by means of a ministerial decree as a state with which the Netherlands can exchange information in line with the international standard on exchange of information, (b) is not subject to a profit tax levied by that state and (c) would not have been subject to Dutch corporate income tax had that entity been resident in the Netherlands, and such holder of Ordinary Shares has obtained a formal decision from the Dutch tax authorities stating that these requirements are met (kwalificatiebeschikking);
(vii)is an entity that is related (gelieerd) to Coincheck Parent within the meaning of the Withholding Tax Act 2021 (Wet bronbelasting 2021). An entity is considered related if (i) it holds a Qualifying Interest in Coincheck Parent, (ii) Coincheck Parent holds a Qualifying Interest in the holder of Ordinary Shares, or (iii) a third party holds a Qualifying Interest in both Coincheck Parent and the holder of Ordinary Shares. The term Qualifying Interest means a directly or indirectly held interest — either by an entity individually or jointly if an entity is part of a Qualifying Unity (kwalificerende eenheid) — that enables such entity or such Qualifying Unity to exercise a definite influence over other entities’ decisions, such as Coincheck Parent or the holder of Ordinary Shares as the case may be, and allows it to determine the other entities’ activities. The term Qualifying Unity means a cooperation between entities that has as the main purpose or one of the main purposes the avoidance of Dutch withholding tax levied pursuant to the Withholding Tax Act 2021;
(viii)is an entity which is a resident of Aruba, Curaçao or Sint Maarten and fully or partly conducts a business through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustatius or Saba to which the Ordinary Shares are attributable; and
(ix)is not considered the beneficial owner (uiteindelijk gerechtigde) of these Ordinary Shares or the benefits derived from or realized in respect of these Ordinary Shares.
This section also does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union). Generally, such Dutch tax considerations or consequences may arise for a holder of Ordinary Shares that is part of a multinational enterprise group which has at least one Dutch resident constituent entity (including permanent establishments situated in the Netherlands) or a large-scale domestic group, both within the meaning of the Dutch Minimum Tax Act 2024, provided that such a group has an annual revenue of at least €750,000,000 in its (consolidated) financial statements in at least two of the four reporting years immediately preceding the relevant (reporting) year. If a holder of Ordinary Shares is part of such a multinational enterprise group or a large-scale domestic group, any benefits derived or deemed to be derived from the Ordinary Shares, including any capital gains realized on any transfer of the Ordinary Shares, may be subject to a (top-up) tax of up to 15% in the Netherlands.

Withholding Tax
Based on Dutch domestic law, Coincheck Parent is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it pursuant to the DWTA. Generally, Coincheck Parent is responsible for the withholding of such dividend withholding tax at source.
Dividends distributed by Coincheck Parent include, but are not limited to:
(i)distributions of profits in cash or in kind, whatever they be named or in whatever form;
(ii)proceeds from the liquidation of Coincheck Parent or proceeds from the repurchase of Ordinary Shares by Coincheck Parent, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for the purposes of the DWTA;
(iii)the par value of the Ordinary Shares issued to a holder of Ordinary Shares or an increase in the par value of the Ordinary Shares, to the extent that no related contribution, recognized for the purposes of the DWTA, has been made or will be made; and
(iv)partial repayment of paid-in capital, that is,
•not recognized for DWTA purposes, or
•recognized for DWTA purposes, to the extent that Coincheck Parent has “net profits” (zuivere winst), unless (a) the general meeting of shareholders has resolved in advance to make this repayment, and (b) the par value of the Ordinary Shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association of Coincheck Parent. The term “net profits” includes anticipated profits that have yet to be realized.
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
A holder of Ordinary Shares that is resident (i) in an EU member state, (ii) in a state that is a party to the Agreement on the European Economic Area (“EEA;” Iceland, Liechtenstein or Norway), or (iii) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters and for whom dividends distributed by Coincheck Parent or income deemed to be derived from the Ordinary Shares is not subject to tax under the ITA or the CITA, may be entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of the Ordinary Shares if the final tax burden in respect of the dividends distributed by Coincheck Parent of a comparable Dutch resident holder of Ordinary Shares is lower than the withholding tax incurred by the non-Dutch resident holder of Ordinary Shares. The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident holder of Ordinary Shares is entirely compensated in his state of residence under the provisions of a treaty for the avoidance of double taxation concluded between his state of residence and the Netherlands.
A holder of Ordinary Shares who is resident in the United States for purposes of the 1992 treaty for the avoidance of double taxation between the United States and the Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the “US Treaty”) and who is entitled to the benefits of the US Treaty, will be entitled to an exemption from or a reduction of Dutch dividend withholding tax as follows:
(i) if the US holder of Ordinary Shares is an exempt pension trust as described in Article 35 of the US Treaty or an exempt organization as described in Article 36 of the US Treaty, the US holder of Ordinary Shares is entitled to an exemption from Dutch dividend withholding tax; and
(ii)if the US holder of Ordinary Shares is a company that directly holds at least 10%, but less than 80% of the voting power in Coincheck Parent, the US holder of Ordinary Shares will be entitled to a reduction of Dutch withholding tax to a rate of 5%.
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
(i)a person other than the holder of Ordinary Shares wholly or partly, directly or indirectly, benefits from the dividends;
(ii)whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the Ordinary Shares on which the dividends were paid; and
(iii)that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the holder of Ordinary Shares.
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
Taxes on Income and Capital Gains
Residents of the Netherlands
The description of certain Dutch tax consequences in this section is only intended for the following holder of Ordinary Shares:
(i)individuals who are resident or deemed to be resident in the Netherlands (“Dutch Resident Individuals”); and
(ii)entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Resident Corporate Entities”).
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
(i)an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or
(ii)miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).
Dutch Resident Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Generally, Ordinary Shares held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Ordinary Shares are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the Ordinary Shares on 1 January of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen). The annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the Ordinary Shares, is based on fictitious percentages, subject to rebuttal by the Dutch Resident Individual as described below, applied to the fair market value of (i) bank savings, (ii) other assets, including the Ordinary Shares, and (iii) liabilities.
Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 36%.
For the calendar year 2026, the definitive fictitious percentages applicable to the first and third categories mentioned above (bank savings and liabilities) have not yet been determined. The definitive fictitious yield percentage applicable to the second category mentioned above (other assets, including the Ordinary Shares) is 6% for the calendar year 2026.

Certain transactions that have the effect of reducing the fictitious yield by shifting assets between the aforementioned categories (i) and (ii) or increasing liabilities in any three months period starting before and ending after 1 January of the relevant year will for this purpose be ignored unless the holder of Ordinary Shares can demonstrate that such transactions are implemented for other reasons than tax reasons.
In connection with decisions of the Dutch Supreme Court that the regime for savings and investments under specific circumstances may be incompatible with the European Convention on Human Rights, a law entered into force on 19 July 2025, introducing a rebuttal scheme for taxpayers with retroactive effect, partially to 1 January 2017 and partially to 1 January 2023. Taxpayers have the possibility to rebut the applicable fictitious yield percentage if the actual yield (determined in accordance with the specific rules set out in the aforementioned law) in a certain year is lower. The mere value increase of assets, such as unrealized capital gains on the Ordinary Shares, is also considered a realized yield for the application of the rebuttal scheme. If taxpayers succeed in their rebuttal, taxation under the regime for savings and investments is only due in respect of the actual yield realized in the relevant year. The rebuttal scheme is an interim solution for the period until a new regime for taxation of savings and investments is adopted, which is expected to be as of 1 January 2028. Holders of Ordinary Shares are advised to consult their own tax adviser regarding the use of the rebuttal scheme and to ensure that tax is levied in line with the decisions of the Dutch Supreme Court.
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
Non-Residents of the Netherlands
The description of certain Dutch tax consequences in this section is only intended for the following holders of Ordinary Shares:
(i)individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”); and
(ii)entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).
Non-Dutch Resident Individuals
A Non-Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Ordinary Shares, other than withholding tax as described above, unless:
(i)the Non-Dutch Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Ordinary Shares are attributable;

(ii)the Non-Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Ordinary Shares, including activities which are beyond the scope of active portfolio investment activities; or
(iii)the Non-Dutch Resident Individual is entitled to a share — other than by way of securities — in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Ordinary Shares are attributable.
Non-Dutch Resident Corporate Entities
A Non-Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Ordinary Shares, other than withholding tax as described above, unless:
(i)the Non-Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment or a permanent representative in the Netherlands to which the Ordinary Shares are attributable; or
(ii)the Non-Dutch Resident Corporate Entity is entitled to a share — other than by way of securities — in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Ordinary Shares are attributable.
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
Dutch Gift Tax or Inheritance Tax
No Dutch gift tax or inheritance tax is due in respect of any gift of the Ordinary Shares by, or inheritance of the Ordinary Shares on the death of, a holder of Ordinary Shares, unless:
(i)the holder of Ordinary Shares is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the holder of Ordinary Shares;
(ii)the holder of Ordinary Shares dies within 180 days after the date of the gift of the Ordinary Shares and was, or was deemed to be, resident in the Netherlands at the time of the holder of Ordinary Shares’ death but not at the time of the gift; or
(iii)the gift of the Ordinary Shares is made under a condition precedent and the holder of Ordinary Shares is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.
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
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective December 18, 2025, our directors and officers are subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirements to file Forms 3, 4, and 5 pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
I.Subsidiary Information
Not applicable.
I.1.1.1.
Item 11.Quantitative and Qualitative Disclosure About Markets Risks
Market risk is the risk to our consolidated financial statements associated with the effect of changes in market factors, including risks associated with interest rates, foreign currency, derivatives and crypto assets. These assets and liabilities are held for purposes other than trading.

Interest Rate Risk
Our exposure to changes in interest rates has, historically, related primarily to interest earned on our cash and cash equivalents and customer custodial funds in Japan, which are in yen. Our investment policy and strategy related to such cash and cash equivalents and customer custodial funds are to preserve capital and meet liquidity requirements without increasing risk. These funds consist mainly of cash deposits, and therefore the fair value of our cash and cash equivalents and customer custodial funds would not be significantly affected by either an increase or a decrease in interest rates. Also, in Japan, interest rates are set by the Bank of Japan's Policy Board in its Monetary Policy Meetings. The Bank of Japan's official interest rate is the discount rate. The Bank of Japan raised its key short-term interest rate to 1.0% during its June 2026 meeting, the highest level since 1995. (In the late 1990s, the Bank of Japan employed a zero interest rate policy (ZIRP), and at times has been slightly negative (-0.1%). Accordingly, assuming an approximate hypothetical maximum 100 basis point decrease in the Bank of Japan interest rate (and the size of our yen-denominated cash and cash equivalents in Japan), we do not consider this risk material.
As of June 10, 2026, Coincheck Parent, mostly as a result of KDDI’s strategic investment in Coincheck Parent, holds approximately $67.0 million in USD-denominated cash and short-term instruments at the holding company level. A hypothetical 100 basis point decrease in U.S. interest rates would reduce annualized interest income on these holdings by approximately $0.7 million. We also hold Canadian-Dollar-denominated cash at our Canadian asset management subsidiary; however, our current exposure to interest rate movements in Canadian Dollars is not material.
Foreign Currency Translation Risk
The Company has exposure to changes in currency rates as a result of operations by subsidiaries in jurisdictions outside of Japan. As of June 10, 2026, Coincheck Parent held approximately $67.0 million in USD-denominated cash and short-term instruments. A hypothetical 10% depreciation of the U.S. dollar against the Japanese yen would reduce the yen-equivalent value of those holdings by approximately ¥1.1 billion, based on recent exchange rates. Our Canadian and European operations contribute revenues and hold assets in Canadian dollars and euros, respectively; however, we do not currently consider the yen-equivalent exposure from those currencies material relative to our consolidated balance sheet at the date of this report. We do not currently hedge our foreign exchange exposure but may consider doing so in the future if and as the scale of our non-JPY-denominated business grows..
Market Risk of Crypto Assets
We generate most of our revenue from transactions on our Marketplace platform. Accordingly, crypto asset price risk could adversely affect our operating results. In particular, our future profitability may depend upon the market price and overall price volatility of Bitcoin, Ether, and XRP, as well as other crypto assets. Crypto asset prices, along with our operating results, have fluctuated significantly from quarter to quarter. There is no assurance that crypto asset prices will reflect historical trends. A decline in the market price of Bitcoin, Ether, XRP, and other crypto assets has in the past had and could in the future have an adverse effect on our earnings and our future cash flows. This may also affect our liquidity and ability to meet ongoing obligations.
In addition to the exposures described above, we hold crypto assets borrowed from customers (crypto assets held) to facilitate customer transactions. As of March 31, 2026, we had 37,876 million yen of crypto assets held, with a related crypto asset borrowings balance of 37,543 million yen. See "Note 3. Material accounting policies" of the Notes to our consolidated financial statements included in this report for further information about these different categories of assets and liabilities.
Our market risk exposure for our crypto assets held and crypto asset borrowings is limited due to their short-term nature or offsetting positions. A hypothetical 10% increase or decrease in crypto asset prices applied to the value of our crypto assets held and crypto asset borrowings as of March 31, 2026 and 2025 would not have had a material impact on our consolidated financial statements.
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
Not applicable.
B.Warrants and Rights
Upon the completion of the Business Combination, there were 4,730,537 Public Warrants outstanding. The Public Warrants, which each entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, became exercisable on April 8, 2025, the date that the issuance of the underlying Ordinary Shares was registered on an effective registration statement of Coincheck Parent. The Public Warrants will terminate at 5:00 p.m., Eastern Time on the earliest to occur of: (i) December 10, 2029, which is the fifth anniversary of completion of the Business Combination, (ii) the liquidation of Coincheck Parent, and (iii) the redemption date as provided in the warrant agreement dated June 29, 2021 by and between Thunder Bridge and Continental Stock Transfer & Trust Company, as warrant agent (as amended).
Upon the completion of the Business Combination, there were also 129,611 Private Warrants held by permitted transferees of the Thunder Bridge Sponsor. The Private Warrants are identical to the Public Warrants in all material respects. The Private Warrants may be exercised by the holders on a cashless basis and will not be redeemable (subject to certain limited exceptions) as long as they are held by the Thunder Bridge Sponsor or its permitted transferees. If the Private Warrants are held by someone other than the Thunder Bridge Sponsor or its permitted transferees, such warrants will be redeemable and exercisable by such holders on the same basis as the Public Warrants.

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
We carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2026. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2026, our disclosure controls and procedures were effective. Consistent with guidance issued by the SEC that an assessment of internal controls over financial reporting of a recently acquired business may be omitted from management’s evaluation of disclosure controls and procedures, management is excluding an assessment of such internal controls of 3iQ and Aplo from its evaluation of the effectiveness of our disclosure controls and procedures. We acquired 3iQ on March 1, 2026 and Aplo on October 14, 2025. 3iQ contributed total revenue of ¥191 million and net loss of ¥11 million to the Company’s results for the year ended March 31, 2026. Aplo contributed total revenue of ¥19,925 million and net loss of ¥427 million to the Company’s results for the year ended March 31, 2026.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Consistent with guidance issues by the SEC that an assessment of a recently acquired business may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded an assessment of the effectiveness of our internal control over financial reporting related to 3iQ and Aplo as described above. Based on this assessment, our management concluded that, as of March 31, 2026, our internal control over financial reporting was effective.
Changes in Internal Control over Financial Reporting
In connection with the preparation of our consolidated financial statements for the year ended March 31, 2023, we identified a material error related to the accounting for Marketplace transaction revenue recognition and therefore restated our financial statements for the years ended March 31, 2021 and 2022. We had reconsidered during our fiscal year ended March 31, 2023 our accounting policy for Marketplace platform transactions, and reconsideration of the policy for revenue recognition was determined appropriate based upon the development of interpretive guidance across the blockchain and digital asset industry, as well as information obtained from conversations with our auditors, third-party consultants, and other relevant parties. Based on this reconsideration, we determined that the use of the former accounting policy had resulted in a material misstatement of Coincheck’s marketplace transaction revenue and costs of sales for the years ended March 31, 2021 and 2022, which required our restatement. We applied the corrected accounting policy for transaction revenue recognition in our audited financial statements for the year ended March 31, 2023, and have continued to do so thereafter, including for this report. Management has concluded that as of September 30, 2025 this material weakness has been remediated.
Other than completion of the remediation described in the preceding paragraph, no changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16.CPrincipal Accountant Fees and Services
KPMG has served as our independent registered public accounting firm for the years ended March 31, 2026 and 2025. We incurred the following fees from KPMG for professional services for the years ended March 31, 2026 and 2025, respectively:

(¥ millions)	For the fiscal years ended March 31,
	2026	2025
Audit fees	780	1,290
Audit-related fees	8	2
Tax fees	0	1
All other fees	0	0
Total	788	1,293

•Audit fees are the aggregate fees charged by KPMG for the audit of our annual consolidated financial statements, the review of our interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

•Audit-related fees are the aggregate fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for an agreed-upon procedures engagement and another attestation service subject to regulatory requirements.
•Tax fees are the aggregate fees charged by KPMG for services related to tax compliance, tax advice and tax planning.
•All other fees are the aggregate fees charged by KPMG for non-audit services rendered which are not listed above.
Pre-Approval Policies and Procedures
    The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.
    From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. For the fiscal year ended March 31, 2026, our Audit Committee approved all of the services provided by KPMG.
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
We are a Private Foreign Issuer and a Controlled Company
We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our Ordinary Shares are listed on Nasdaq. Under the Nasdaq rules, foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq, with limited exceptions, and we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, so our next determination will be made based on our relevant facts as of September 30, 2026. We do not expect our foreign private issuer status to change when we make such determination as of that date.
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
Under the Nasdaq rules, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Dutch Corporate Governance Code of the Netherlands, our home country. In addition, the Nasdaq rules require U.S. domestic listed companies to have an independent compensation committee and that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors, which are not required under our home country laws. Currently, we have a majority non-executive board, of which at least four members are considered independent, our audit committee consists solely of independent directors, and the remainder of our board committees consist of a majority of independent directors.
Further, for as long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made within a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K (although we will file annual reports on a corresponding form, i.e., this annual report on Form 20-F, for foreign private issuers), quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we have furnished, and intend to furnish, quarterly financial results reports, typically in the form of an earnings press release, on a current reporting form for foreign private issuers), or current reports on Form 8-K, upon the occurrence of specified significant events; and
•Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material non-public information by issuers.
Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company.

Also, to the extent we rely on Dutch law with respect to issuance of shares, our practice varies from the requirements of the corporate governance standards of Nasdaq, which generally require an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards and shareholder approval requirements.
Implications of Being a Controlled Company
As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our Board consist of independent directors, (2) our Board have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) our Board have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. As a foreign private issuer based in the Netherlands, and by designating the Netherlands as our primary jurisdiction, or home country, for corporate governance, we are not required to comply with corporate governance standards in a manner that is similar to our right not to comply as a “controlled company.” Currently, we have a majority non-executive board, of which at least four members are considered independent, our audit committee consists solely of independent directors, the remainder of our board committees consist of a majority of independent directors, and each of our board committees has a written charter addressing the committee’s purpose and responsibilities. Accordingly, our shareholders do not currently have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards. Should we cease to be a foreign private issuer, we may still elect not to comply with certain of these corporate governance standards for as long as we remain a “controlled company.” However, should we cease to be a “controlled company” and a foreign private issuer as described, and our Ordinary Shares continue to be listed on Nasdaq, we will be required to comply with these corporate governance standards within the applicable transition periods.
For more information on our corporate governance practices, please refer to "Item 6, Directors, Senior Management, and Employees.”

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
Over the past fiscal year we have not identified risks from known cybersecurity threats (including as a result of those two cybersecurity incidents) which have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, operating results, or financial condition. We continue to monitor and assess our cybersecurity risk management program as well as invest in and seek to improve such systems and processes as appropriate. If we were to experience a material cybersecurity incident in the future, such incident may have a material effect, including on our operations, business strategy, operating results, or financial condition. For more information regarding cybersecurity risks that we face and their potential impacts on our business related, see "Item 3.D: Risk Factors."

Governance
With oversight from our Board, the Risk Committee and Audit Committee have collective primary responsibility to assist the Board fulfill its ultimate oversight responsibilities relating to risk assessment and management, including relating to cybersecurity and other information technology risks. The Risk Committee oversees our enterprise risk management as a whole, with its primary focus being system and operational risk, information and cybersecurity risk, reputational risk, and business continuity risk, while the risks relating to financial matters, such as financial reporting and internal controls, liquidity, credit and market risk, and legal and compliance, are the priorities of the Audit Committee with respect to its oversight role for enterprise risk management. The Committee Chair of the Risk Committee has an ongoing dialogue with the Committee Chair of the Audit Committee to coordinate these priorities and allocations regarding each committee’s responsibilities. The Risk Committee oversees management’s implementation of our cybersecurity risk management program, including processes and policies for determining risk tolerance, and reviews management’s strategies for adequately mitigating and managing identified risks, including risks relating to cybersecurity threats. The Risk Committee currently meets periodically, and reports to our Board regarding its activities, including those related to key cybersecurity risks, on a quarterly basis or more frequently as needed. The cybersecurity experience of the Committee Chair of the Risk Committee includes having served (i) in a variety of positions at PricewaterhouseCoopers LLP (PwC) in the United States from 1998 to 2018, including Principal and Global Cyber Security Leader and Principal and U.S. and Global Advisory Cyber Leader, and (ii) as Principal and Americas Cyber Leader at Ernst & Young LLP from April 2018 to February 2024, and he currently serves, since March 2024, as Global Group Head, Cyber and Data Resilience, at Kroll, LLC.
Coincheck has its own comprehensive risk management structure, including for cybersecurity, and its own risk committee, chaired by Coincheck’s Chairman, as well as a dedicated chief risk officer (sometimes also referred to internally as chief risk management officer) who has been in charge of day-to-day oversight of risk management, including cybersecurity and information technology risk, and reports to Coincheck’s risk committee chair. In addition to his experience since 2017 at various Monex companies and Coincheck, which has included acting as a corporate auditor, executive officer and director, and day-to-day oversight of risk management, with a focus on technology, this chief risk officer has experience and degrees in both law and trading, including as a trading manager at Goldman Sachs and Deutsche Bank, which included responsibility for implementation of regulations of the Bank of International Settlements. Coincheck Parent also has a Head of Internal Audit whose duties include focusing on internal control related to cybersecurity and information technology, including attendance and participation in relevant meetings and discussions. Her experience includes conducting assessments regarding general information technology (IT) and automated controls under JICPA and PCAOB standards, implementing computer-assisted audit techniques (CAATs) for risk assessment, sampling and fraud detection, and vendor security assessments for six years at Deloitte Touche Tohmatsu LLC in Japan, and over six years of similar experience at Deloitte Touche LLP in New York, including leading a nine-person team conducting IT control assessment under PCAOB regarding 300 automated controls in a complex IT environment with over 200 application systems, and supervising an eight-person team to deliver internal audit support services for general IT and automated controls.
3iQ also maintains its own cybersecurity risk-management framework appropriate to a regulated investment fund manager, including custody-side controls implemented by third-party qualified custodians, vendor-management policies and an information-security policy overseen by 3iQ’s Chief Compliance Officer and Vice President, Legal.

The Risk Committee receives periodic updates from members of management, including management of the Company subsidiaries, on our cybersecurity risks, and management updates, as necessary, regarding any material cybersecurity threats or incidents, as well as any incidents with lesser impact potential.
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
Item 18.Financial Statements
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this report.
Item 19.Exhibits

Exhibit No.	Description
1.1
Unofficial Translation of Deed of Conversion and Amendment of the Articles of Association of Coincheck Group B.V. (after conversion and amendment named, Coincheck Group N.V.) (incorporated by reference to Exhibit 1.1 of Form 20-F filed by the Registrant with the SEC on December 16, 2024).

2.1	Specimen Warrant certificate of Thunder Bridge (incorporated by reference to Exhibit 4.3 of Form S-1/A, filed by Thunder Bridge with the SEC on June 21, 2021).
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

2.4
Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to exhibit 2.1 of Form 20-F filed by the Registrant with the SEC on July 30, 2025).

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

8.1	List of Subsidiaries of Coincheck Group N.V.
11.1	Coincheck Group N.V. Securities Trading Policy (incorporated by reference to Exhibit 11.1 of Form 20-F filed by the Registrant with the SEC on July 30, 2025).
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
15.1	Consent of KPMG AZSA LLC.
97.1	Coincheck Group N.V. Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of Form 20-F filed by the Registrant with the SEC on July 30, 2025).
101	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part III, Item 18, Financial Statements of this report.
104	Inline XBRL for the cover page of this report, included in the Exhibit 101 Inline XBRL Document Set.
+    Indicates a management or compensatory plan.

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
June 29, 2026
COINCHECK GROUP N.V.
By:/s/ Pascal St-Jean
Name: Pascal St-Jean
Title: Executive Director, Chief Executive Officer and President

COINCHECK GROUP N.V. and its subsidiaries.
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Coincheck Group N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Coincheck Group N.V. and subsidiaries (the Company) as of March 31, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended March 31, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the existence of and rights and obligations to crypto assets in cold wallets
As discussed in Notes 3 (3) (a), 4 (1) (d), 13 and 31 (1) to the consolidated financial statements, the Company holds crypto assets for its own account (crypto assets held (current assets)) and, on behalf of its customers, in cold wallets. These cold wallets are administered by the Company and the Company has control of the private keys associated with them, allowing it to access and transact with the crypto assets held therein. If a private key is lost, destroyed or otherwise compromised, the Company would lose access to the crypto asset. If the Company loses access to a crypto asset held for its own account, the Company derecognizes the crypto asset held. If the Company loses access to a crypto asset held on behalf of customers, the Company may be liable to its customers for losses arising from the Company’s failure to safeguard crypto assets from theft or loss. The Company has not incurred any losses from such obligations and therefore has not accrued any related liabilities as of March 31, 2026.
We identified the evaluation of the existence of and rights and obligations to crypto assets in cold wallets as a critical audit matter. A high degree of auditor judgment was required to determine the nature and extent of the procedures performed and audit evidence obtained to evaluate the existence of and rights and obligations to crypto assets in cold wallets, as control over these crypto assets is provided through private keys.
The following are the primary procedures we performed to address this critical audit matter. We involved IT professionals with specialized skills and knowledge, who assisted in:
•evaluating the design of certain internal controls over the existence of and rights and obligations to crypto assets in cold wallets, as well as testing the operating effectiveness of certain of these controls, including controls related to access management, segregation of duties across certain processes connected with the holding of crypto assets in cold wallets, and management’s reconciliation of internal records to public blockchains
•comparing the Company’s records of select crypto assets in cold wallets to the records on public blockchains using software audit tools
•evaluating the reliability of audit evidence obtained from public blockchains
•obtaining evidence that management had control of the private keys required to access the crypto assets in cold wallets by observing the movement of crypto assets in the blockchain, using the related private keys, and comparing to the Company’s internal records for a selection of crypto asset transactions.
We evaluated the nature and extent of audit evidence obtained by assessing the results of procedures performed over the existence of and rights and obligations to crypto assets in cold wallets.

/s/ KPMG AZSA LLC
We have served as the Company’s auditor since 2018.
Tokyo, Japan
June 29, 2026

COINCHECK GROUP N.V. and its subsidiaries.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the fiscal year ended March 31,
(In millions)	Notes	2024	2025	2026
Revenue:
Revenue	7	¥223,775	¥383,205	¥477,179
Other revenue	7	274	125	3,065
Total revenue	7	224,049	383,330	480,244

Expenses:
Cost of sales		214,786	369,852	467,173
Selling, general and administrative expenses	8	6,757	14,458	14,492
Total expenses		221,543	384,310	481,665
Operating profit (loss)		2,506	(980)	(1,421)

Other income and expenses
Other income	9	437	22	660
Other expenses	9	(153)	(105)	(236)
Financial income	10	67	1,457	318
Financial expenses	10	(17)	(39)	(178)
Share of loss of equity-accounted investees, net of tax		—	—	(18)
Listing expense		—	(13,714)	—
Profit (loss) before income taxes	29	2,840	(13,359)	(875)
Income tax expense	20	873	991	958
Net profit (loss) for the period attributable to owners of the Company	29	1,967	(14,350)	(1,833)

Other comprehensive income:
Foreign currency translation adjustment		—	13	(314)
Total comprehensive income (loss) for the period attributable to owners of the Company	29	¥1,967	¥(14,337)	¥(2,147)

Earnings (loss) per share:		(Yen)	(Yen)	(Yen)
Basic and diluted earnings (loss) per share	29	¥16.05	¥(114.98)	¥(13.52)
Weighted-average shares - basic and diluted	29	122,587,617	124,803,262	135,583,521
The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
(In millions)	Notes	March 31, 2025		March 31, 2026
Assets:
Current assets:
Cash and cash equivalents	4,11,25	¥8,584		¥9,458
Cash segregated as deposits	4,12,25	51,655		50,024
Crypto assets held	4,13,26	44,680		37,876
Customer accounts receivable	4,14,25	1,086		1,422
Other financial assets	4,15,25	62		430
Other current assets	22	1,035		1,274
Total current assets		107,102		100,484
Noncurrent assets:
Property and equipment	16,18	1,909		1,464
Intangible assets and goodwill	17	2,529	**	13,600
Crypto asset held	13,25	43		186
Other financial assets	4,15,25	433		474
Equity-accounted investees	19	—		491
Deferred tax assets	20	337	*	378
Other non-current assets		—		44
Total non-current assets		5,251		16,637
Total assets		112,353		117,121

Liabilities and Equity:
Liabilities:
Current liabilities:
Deposits received	12,25	50,911		49,814
Crypto asset borrowings	4,20,26	44,479		37,543
Other financial liabilities	4,18,22	2,826		4,517
Income taxes payable		799		647
Excise tax payable		303		—
Other current liabilities	23	536		615
Total current liabilities		99,854		93,136
Non-current liabilities:
Other financial liabilities	4,18,22	901		1,203
Warrant liability		410		132
Provisions	24	340		342
Deferred tax liabilities		79	*	562
Total non-current liabilities		1,730		2,239
Total Liabilities		101,584		95,375
* Revised based on adjustments to the original provisional amounts made in March 2025 for Next Finance Tech’s identifiable assets acquired and liabilities assumed. Next Finance Tech was acquired by the Company in March 2025. See Note 6 (2) Next Finance Tech.

		As of
(In millions)	Notes	March 31, 2025	March 31, 2026

Equity:
Ordinary shares	28	213	273
Capital surplus	28	13,317	34,247
Share-based payment reserve	28	—	1,156
Merger reserve	28	—	(9,258)
Treasury shares	28	(4)	(4)
Retained earnings (accumulated deficit)	28	(2,770)	(4,368)
Foreign currency translation adjustment	28	13	(301)
Total equity		10,769	21,745
Total liabilities and equity		¥112,353	¥117,120
The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions)	Notes	Ordinary shares	Common stock	Capital surplus	Share-based payment reserve	Merger reserve	Treasury shares	Retained earnings (accumulated deficit)	Foreign currency translation adjustment	Total equity
Balance as of April 1, 2023		¥—	¥386	¥478	¥—	¥—	¥—	¥9,613	¥—	¥10,477
Effect of reverse recapitalization	6, 18	196	(386)	190	—	—	—	—	—	—
Balance as of April 1, 2023, recasted		196	—	668	—	—	—	9,613	—	10,477
Net profit for the period		—	—	—	—	—	—	1,967	—	1,967
Balance as of March 31, 2024		¥196	¥—	¥668	¥—	¥—	¥—	¥11,580	¥—	¥12,444

Balance as of April 1, 2024		¥—	¥386	¥478	¥—	¥—	¥—	¥11,580	¥—	¥12,444
Effect of reverse recapitalization	6, 28	196	(386)	190	—	—	—	—	—	—
Balance as of April 1, 2024, recasted		196	—	668	—	—	—	11,580	—	12,444
Issuance of shares to Thunder Bridge shareholders		15	—	11,372	—	—	(4)	—	—	11,383
Issuance of new shares		2	—	1,075	—	—	—	—	—	1,076
Proceeds received from non-redemption agreement		—	—	202	—	—	—	—	—	202
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	—	—	13	13
Net loss for the period		—	—	—	—	—	—	(14,350)	—	(14,350)
Balance as of March 31, 2025		¥213	¥—	¥13,317	¥—	¥—	¥(4)	¥(2,770)	¥13	¥10,769

Balance as of April 1, 2025		¥213	¥—	¥13,317	¥—	¥—	¥(4)	¥(2,770)	¥13	¥10,769
Issuance of new shares	6	60	—	20,767	—	—	—	—	—	20,827
Common control transaction	1, 6	—	—	—	—	(9,258)	—	235	88	(8,935)
Share-based payments	27	—	—	—	1,320	—	—	—	—	1,320
Issuance of shares for restricted share units	27	0	—	163	(163)	—	—	—	—	—
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	—	—	(402)	(402)
Net loss for the period		—	—	—	—	—	—	(1,833)	—	(1,833)
Balance as of March 31, 2026		¥273	¥—	¥34,247	¥1,156	¥(9,258)	¥(4)	¥(4,368)	¥(301)	¥21,745
The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the fiscal year ended March 31,
(In millions)	Notes	2024	2025	2026
Cash flows from operating activities:
Profit (loss) before income taxes		¥2,840	¥(13,359)	¥(875)
Depreciation and amortization	8,16,17	679	727	774
Listing expense	6	—	13,714	—
Interest expense	10	—	—	161
Share-based payments	27	—	—	1,320
Foreign exchange gain	9	—	—	(389)
Share of loss of equity-accounted investees, net of tax	19	—	—	18
Impairment loss of other assets (non-current assets)	9	—	13	—
Net loss on sale or disposal of property and equipment	16	14	3	—
Net loss on sale or disposal of intangible assets	9,17	39	35	220
Gain on sale of business	9	(300)	—	—
Net gain on sale of crypto asset held (non-current assets)	9	(123)	—	—
Net gain on sale of other financial assets (non-current assets)	10	—	(11)	—
Change in fair value of warrant liability	10	—	(1,435)	(312)
(Increase) decrease in cash segregated as deposits	12	(18,320)	7,601	1,631
(Increase) decrease in crypto assets held (current assets)		(25,093)	(495)	6,724
Increase in customer accounts receivable		(280)	(367)	(123)
(Increase) decrease in other financial assets (current assets)		631	(22)	50
(Increase) decrease in other current assets		233	(613)	(19)
Decrease in other financial assets (non-current assets)		—	155	34
Increase (decrease) in deposits received		18,218	(8,365)	(1,097)
Increase (decrease) in crypto asset borrowings		25,264	459	(6,936)
Increase (decrease) in other financial liabilities		(230)	573	(103)
Decrease in excise tax payable		—	—	(303)
Increase (decrease) in other current liabilities		299	159	(13)
Other, net		32	64	97
Cash provided by operating activities		3,903	(1,164)	859
Interest income received		5	2	4
Interest expenses paid	32	(5)	(31)	(153)
Income taxes paid		(1)	(722)	(1,330)
Net cash provided by (used in) operating activities		3,902	(1,915)	(620)

Cash flows from investing activities
Purchase of property and equipment		(308)	(176)	(76)
Proceeds from sale of property and equipment		6	0	—
Expenditure on internally generated intangible assets		(380)	(524)	(927)
Proceeds from refund of guarantee deposits		155	33	1
Proceeds from sale of crypto assets held (non-current)		22	—	—
Purchase of other financial assets (non-current assets)		(10)	—	(10)
Payments for guarantee deposits		(192)	—	—

		For the fiscal year ended March 31,
(In millions)	Notes	2024	2025	2026
Purchase of other non-current assets		(9)	—	—
Acquisition of subsidiaries, net of cash acquired	6	—	(236)	1,796
Sale of non-major line of business, net of cash and cash equivalents divested	9	281	—	—
Acquisition of equity-accounted investees	19	—	—	(505)
Net cash provided by (used in) investing activities		(435)	(903)	279

Cash flows from financing activities
Proceeds from short-term loans payable	32	1,200	1,800	3,000
Repayments of short-term loans payable	32	(1,200)	(1,800)	(3,041)
Proceeds received from non-redemption agreement	6	—	202	—
Proceeds from Reverse Recapitalization, net of equity distribution based on Non-Redemption Agreement	6	—	205	—
Proceeds from loan from related party	30,32	—	8,508	19,376
Repayments of loan from related party	30,32	—	(7,887)	(17,758)
Repayments of lease obligations	32	(327)	(463)	(378)
Net cash provided by financing activities		(327)	565	1,200

Effect of exchange rate change on cash and cash equivalents		—	—	16
Net increase (decrease) in cash and cash equivalents		3,140	(2,253)	858
Cash and cash equivalents at the beginning of period	11	7,697	10,837	8,584
Cash and cash equivalents at the end of period	11	¥10,837	¥8,584	¥9,458
The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.Reporting Entity
Coincheck Group N.V. (“Coincheck Parent”) is a Dutch public limited liability company (naamloze vennootschap), with its registered office at Nieuwezijda Voorburgwal 162, the Netherlands, which was originally formed by Monex Group, Inc. (“Monex”). The consolidated financial statements consist of Coincheck Parent and its subsidiaries (together referred to as the “Company”). The Company has primarily engaged in providing end-to-end crypto asset exchange services by offering its customers multi-cryptocurrency marketplace and exchange platforms (the “Marketplace platform” and the “Exchange platform,” respectively) with a deep pool of liquidity for trading crypto assets through its user-friendly applications. Effective March 1, 2026, Coincheck Parent acquired a business engaged in digital asset management services and on October 14, 2025 acquired a business engaged in digital asset prime brokerage services, but considers neither of these business a significant part of its operations or businesses for the fiscal year ended March 31, 2026 or any prior period.
Coincheck Parent became publicly traded on Nasdaq on December 11, 2024 as a result of the business combination among Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), Coincheck Parent, M1 Co G.K. (“M1 GK”), a Japanese limited liability company (godo kaisha) and a wholly owned subsidiary of Coincheck Parent, Coincheck Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Coincheck Parent, and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”) (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of March 22, 2022, as amended from time to time, by and among such parties (the “Business Combination Agreement”) in the following steps:
•On December 10, 2024, Coincheck and Coincheck Parent caused M1 GK to implement a share exchange (kabushiki koukan) under and in accordance with the applicable provisions of the Companies Act of Japan, pursuant to which the Ordinary Shares of Coincheck were exchanged for Ordinary Shares of Coincheck Parent (“Ordinary Shares”) (the “Share Exchange”).
•The effect of the Share Exchange was that, amongst others, Coincheck shareholders became holders of the Ordinary Shares, and Coincheck became a direct, wholly owned subsidiary of M1 GK and an indirect wholly-owned subsidiary of Coincheck Parent.
•Following the Share Exchange, Merger Sub was merged with and into Thunder Bridge (the “Merger”), following which the separate corporate existence of Merger Sub ceased and Thunder Bridge continued as the surviving corporation and became a wholly-owned subsidiary of Coincheck Parent.
•As a result of the Merger: (a) each Thunder Bridge common share issued and outstanding immediately prior to the Merger was exchanged for the right to receive one Ordinary Share; and (b) each Thunder Bridge warrant that was outstanding immediately prior to the Merger (a “Thunder Bridge Warrant”) was automatically and irrevocably modified, pursuant to and in accordance with the Warrant Agreement, dated June 29, 2021, by and among Thunder Bridge and Continental Stock Transfer & Trust Company, as amended by the Warrant Assumption and Amendment Agreement, dated as of December 10, 2024, by and among Thunder Bridge, Coincheck Parent and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), to provide that, in lieu of the amount of Thunder Bridge common shares that a holder of a Thunder Bridge Warrant would have been entitled to acquire if the Thunder Bridge Warrant was exercised prior to the Merger, the holder thereof was now entitled to acquire the same amount of Ordinary Shares.
As a result of the Business Combination, Thunder Bridge, M1 GK and Coincheck became wholly-owned subsidiaries of Coincheck Parent (in June 2025, M1 GK was merged into Coincheck, resulting in Coincheck becoming a direct wholly owned subsidiary of Coincheck Parent). On December 11, 2024, Ordinary Shares and public warrants of Coincheck Parent commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbols “CNCK” and “CNCKW,” respectively.

The transaction has been accounted for with Thunder Bridge being identified as the “acquired” entity for financial reporting purposes, accordingly, as the equivalent of Coincheck issuing shares for the net assets of Thunder Bridge, accompanied by a recapitalization. Therefore, these consolidated financial statements have been presented as a continuation of Coincheck.
On January 31, 2025, Thunder Bridge changed its name to CCG Administrative Services, Inc. (“CCG AS”).
Next Finance Tech Co., Ltd and its subsidiaries (“Next Finance Tech”) were acquired by Coincheck Parent in March 2025. Next Finance Tech is a staking platform service company.
On October 14, 2025, Coincheck Parent acquired all of the issued and outstanding shares of Aplo SAS (“Aplo”). Aplo is a digital asset prime brokerage that serves institutional crypto investors, and is headquartered in Paris, France.
On February 28, 2026, Coincheck Parent acquired 96.8% beneficial ownership of 3iQ Digital Holdings Inc. (“3iQ”) from Monex, concurrently acquiring a portion of the remaining minority interests, which resulted in Coincheck Parent beneficially owning 99.8% of 3iQ. 3iQ is a leading alternative digital asset manager based in Ontario, Canada.
2.Basis of preparation of consolidated financial statements
(1)Compliance with IFRS Accounting Standards
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).
(2)Approval of the consolidated financial statements
The consolidated financial statements were authorized for issuance on June 29, 2026, Eastern Time, by the Board of Directors of Coincheck Group N.V.
(3)Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value mainly including crypto assets held (current assets), crypto asset borrowings and warrant liabilities.
(4)Use of judgments, estimates, and assumptions
The preparation of consolidated financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about judgments that are made in the process of applying accounting policies and that have significant effect on the amounts reported in the consolidated financial statements is included in the Notes of (i) Transaction revenue (Note 3 (13) “Revenue”), (ii) Crypto assets held (Note 13 “Crypto assets held”), and (iii) Crypto asset borrowings due to customers (Note 20 “Crypto asset borrowings”).

Information about uncertainties of assumptions and estimates with a significant risk that could result in significant modification in the next fiscal year is included in the Note of intangible assets (Note 18 (3) “Impairment test”).
(5)Functional currency and presentation currency
The consolidated financial statements are presented in Japanese yen, which is the functional currency of Coincheck. The functional currencies of the entities within the Company for the periods presented include JPY, USD, EUR, and CAD. All amounts have been rounded to the nearest million Japanese yen, unless otherwise indicated.
3.Material accounting policies
The Company has applied the following accounting policies to all periods presented in these consolidated financial statements, except as otherwise indicated.
(1)Basis for consolidation
(a)Reverse acquisitions
A “reverse acquisition” is a merger of entities in which, for accounting purposes, the legal acquirer is identified as the accounting acquiree and the legal acquiree is identified as the accounting acquirer. The identification of the accounting acquirer and acquiree is based on the principles of business combination accounting. If the accounting acquiree is identified as a business, business combination accounting is applied. However, if the accounting acquiree does not meet the definition of a business, share-based payment accounting is applied for share-based consideration. Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with a retroactive adjustment of the accounting acquirer’s legal capital to reflect the legal capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).
(b)Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. Losses applicable to the noncontrolling interest (“NCI”) in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.
(c)Acquisitions from entities under common control
Where a transaction involves the transfer of a business between entities under the common control of the same ultimate controlling party, the Company accounts for the transaction using the predecessor value method. The assets acquired and liabilities assumed are recognized at the existing carrying amounts at the date of the transfer. The components of equity of the acquired entities are added to the same components within equity in the consolidated financial statements, and any difference arising on the transaction is recorded directly in merger reserve within equity. The results of the acquired entities are included in the consolidated financial statements from the date on which the transfer is completed.

(d)Loss of control
Upon a loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.
(e)Associates
Associates include investments over which the Company has significant influence or joint control. Investments in associates and joint ventures are accounted for using the equity method, under which the investment is initially recognized at cost and subsequently adjusted for the Company’s share of the investee’s profit or loss and other comprehensive income.
(f)Transactions eliminated in consolidation
Intragroup balances and transactions, and any unrealized income or expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
(2)Financial instruments
(a)Recognition of financial assets and financial liabilities
Transactions of financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instruments.
(b)Classification and measurement of financial assets
Financial assets are classified into the following categories on initial recognition:
(i)Financial assets measured at amortized cost
Financial assets shall be measured at amortized cost if both of the following conditions are met:
•The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets measured at amortized cost are initially recognized at their fair value, plus transaction costs directly attributable to the acquisition. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest method.
(ii)Financial assets measured at fair value through profit or loss (“FVTPL”)
Financial assets other than financial assets measured at amortized cost are classified as financial assets measured at FVTPL.
Financial assets measured at FVTPL are initially recognized at fair value and attributable transaction costs are recognized as profit or loss when incurred. Subsequent to the initial recognition, they are measured at fair value, and gains and losses arising from changes in fair value are recognized as profit or loss.
(c)Impairment of financial assets
For financial assets measured at amortized cost, an allowance for expected credit losses is recognized. At the end of each reporting period, the Company assesses whether the credit risk on each financial asset has increased significantly since initial recognition. If the credit risk has not increased significantly since initial recognition, the Company recognizes the loss allowance at an amount equal to the 12-month expected credit losses. Meanwhile, if the credit risk has increased significantly since initial recognition, the Company recognizes the loss allowance at an amount equal to the lifetime expected credit losses.
There is a rebuttable presumption that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due. Financial assets, all or part of which cannot be collected or are presumed difficult to collect, or financial assets that are more than 90 days past due, are defined to be in default.
Credit losses are measured as the present value of the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate, and expected credit loss is the weighted average of the credit losses with the probability of the default occurring used for the weighting.
The Company directly reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof.
For financial assets measured at amortized cost, expected credit loss is recognized as loss allowance. The loss allowance and the reversal of a loss allowance are recognized in profit or loss as an impairment gain or loss.
(d)Classification and measurement of financial liabilities
(i)Financial liabilities measured at amortized cost
Financial liabilities measured at amortized cost are initially recognized at fair value, minus directly attributable transaction costs. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest method. Loans payables and other payables are included in this category.
(ii)Financial liabilities measured at FVTPL
Financial liabilities measured at FVTPL are initially recognized at fair value and attributable transaction costs are recognized as profit or loss when incurred. Subsequent to the initial recognition, they are measured at fair value, and gains and losses arising from changes in fair value are recognized as profit or loss. Warrant liabilities and derivative liabilities are included in this category.
(e)Derecognition of financial assets and financial liabilities
The Company derecognizes a financial asset when (i) the contractual rights to the cash flows from the financial asset expire or (ii) it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. The Company derecognizes a financial liability when its contractual obligations are discharged or canceled or expired.

(f)Fair value measurement
The fair value of financial assets and financial liabilities is the price on the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.
(g)Cash and cash equivalents
Cash and cash equivalents in the consolidated statements of financial position and consolidated statements of cash flows comprise cash and short-term, highly-liquid investments that are readily convertible to a known amount with an insignificant risk of change in value.
(h)Cash segregated as deposits
Cash segregated as deposits includes cash deposited in trust accounts on which the Company earns interest, and is reported as such in the consolidated statements of financial position.
(i)Customer accounts receivable
Customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers.
Customer accounts receivable is recognized initially at transaction price. The Company holds the customer accounts receivable with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost.
(3)Crypto assets
(a)Crypto assets held
Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions and are recognized as inventories. Cryptocurrencies for facilitating customer transactions are recognized at acquisition price at initial recognition, and at fair value, less costs to sell subsequent to the initial recognition since these are held with the purpose of acquiring broker-traders’ margin. Subsequent to the initial recognition, changes in fair value are recognized in profit or loss in the period in which the change occurs. The Company uses major third-party exchanges with high volume and liquidity to measure the fair value of its cryptocurrency. The exchange selected by the Company for each cryptocurrency offers the highest volume and liquidity of trades (i.e., principal market). If a principal market does not exist (e.g., when the volume and liquidity of trades are similar between two or more different markets), the Company uses the most advantageous market. The most advantageous market offers high volume, liquidity of trades, and the most favorable spread, maximizing the amount that would be received to sell the asset, net of transaction costs, or minimizing the amount that would be paid to transfer the liability. The fair value is measured by using a midmarket pricing of the principal market or the most advantageous market. Substantially all of crypto assets held (current assets) correspond to crypto assets borrowed from or deposited by customers under the Coincheck Lending program.
(b)Crypto asset borrowing
Under the Coincheck Lending program, when the Company enters into borrowing agreements with customers, the Company obtains control over the crypto assets deposited by those customers, regardless of whether the Company has actually borrowed the crypto assets or the crypto assets remain deposited with the Company. These crypto assets are recognized as inventories under “Crypto assets held” in the consolidated statement of financial position and the Company’s corresponding obligation to return these crypto assets to customers is recognized as a liability under “Crypto asset borrowings.” Crypto asset borrowings are initially measured at the fair value of the subject crypto assets as the Company incurs an obligation to return the same type and the same amount of crypto assets deposited by customers under the program. Subsequent to initial recognition, changes in fair value of crypto asset borrowings are recognized in profit or loss in the period in which the changes occur because the fair value of the crypto assets fairly demonstrates the obligation to return the crypto assets deposited by customers under the program. In addition, the borrowing fee paid to the customer, which is in the same denomination as the borrowed asset, is calculated by multiplying the quantity of the borrowed crypto assets by the fee rate (calculated as a per annum percentage of the borrowed amount) agreed with the customer and recognized as an expense over the borrowing period.
(4)Property and equipment
(a)Recognition and measurement
Property and equipment are measured using the cost model and are reported at the acquisition cost, less accumulated depreciation and accumulated impairment losses. Acquisition costs include costs directly related to the acquisition of assets and costs for dismantling and removing.
(b)Depreciation
Depreciation is calculated based on the depreciable amount. The depreciable amount is calculated as the acquisition cost of an asset, less its residual value.
Property and equipment are depreciated over the estimated useful life of each part of a property item, and depreciation is recognized in profit or loss applying the straight-line method. The straight-line method is applied because it is considered to most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.
The estimated useful lives of major property and equipment are as follows:
Leasehold improvements: 5 years
     Equipment and fixtures: 3 years to 20 years
Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably certain options periods) or the estimated useful life of the improvements, whichever is shorter.
Depreciation methods, useful lives, and residual values are reviewed at each reporting date, and adjustments are made when required.
(5)Intangible assets
(a)Goodwill and internally generated intangible assets
Goodwill arising from business combinations is initially measured as the excess of the consideration transferred over the fair value of identifiable assets and liabilities acquired. Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. Business combinations under common control are accounted for using a book value accounting method. No new goodwill is recognized in such transactions; however, any existing goodwill is carried over at its previous carrying amount.
The Company recognizes software development costs as intangible assets if the development costs can be reliably determined, implementation is technologically feasible, there is a high probability for generating future economic benefit, and there are adequate resources to develop and use them. Subsequent to the initial recognition, internally generated intangible assets are measured at the acquisition cost, less accumulated amortization and accumulated impairment losses.
(b)Amortization
Amortization is based on the acquisition cost of an asset less its residual value.
Amortization of intangible assets is recognized in profit or loss applying the straight-line method over the estimated useful life from the time when the asset is available for use.
Goodwill is not amortized.
The estimated useful lives of major intangible assets are as follows:
Internally generated intangible assets: 3 to 5 years
Trademark: 5 years or Indefinite
Customer Relationships: 10 years
Developed Technology: 7 to 10 years
Licenses: Indefinite
Amortization methods, useful lives, and residual values are reviewed at each reporting date, and adjustments are made when required.
The Company considers the useful life of intangible assets to be indefinite only if there is no foreseeable limit to the period over which the intangible assets are expected to generate net cash inflows for the Company based on analysis of all relevant factors. Intangible assets with indefinite useful lives are not amortized and are subject to impairment tests at the same time each year and when there are indications of impairment.
(6)Leases
The Company assesses whether a contract is or contains a lease at the inception of the contract. The Company recognizes a right-of-use asset and its corresponding lease liability at the lease commencement date.
A right-of-use asset is measured at cost at the commencement date. Subsequently, the Company measures a right-of-use asset applying the cost model. A right-of-use asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses. The right-of-use asset is depreciated using the straight-line method over the estimated useful life of the asset or the relevant lease term, whichever is shorter. The Company determines the lease term as the sum of the noncancellable period and the periods covered by an option to extend (or terminate) the lease term if the lessee is reasonably certain to exercise (or not exercise) the option. The estimated useful lives of right-of-use assets are approximately 1 year to 5 years.
The Company measures a lease liability at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if such rate cannot be readily determined, the Company’s incremental borrowing rate. Subsequently, the lease liability is measured by adjusting the carrying amount to reflect interest on the lease liability and/or the lease payment. When reassessing or modifying a lease, the Company remeasures the carrying amount of the lease liability and accordingly adjusts the carrying amount of the related right-of-use asset.

For short-term leases and leases of low-value assets, the Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.
(7)Impairment of non-financial assets
Non-financial assets are reviewed for impairment at the end of each reporting period or if there is an indication of impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is estimated as the higher of the asset’s fair value, less costs to sell and value in use.
For the purposes of conducting impairment reviews, assets are grouped into cash-generating units to which the assets belong. Impairment testing is performed at least annually and whenever there is an indication that the cash-generating unit containing goodwill or intangible assets with an indefinite useful life may be impaired.
An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. However, impairment losses relating to goodwill are not reversed in subsequent periods.
(8)Warrants
Share purchase warrants issued by Coincheck Parent are accounted for as warrant liability. The warrants are initially recognized at fair value, and in subsequent periods measured at FVTPL with any changes in fair value recognized in profit or loss until the warrants are exercised, redeemed, or expire.
(9)Employee benefits
(a)Short-term employee benefits
Short-term employee benefits, including salaries, bonuses, and paid annual leave, that are expected to be settled wholly within 12 months after the end of the reporting periods are expensed as the related service is provided. A liability is recognized at the amounts expected to be paid when the liabilities are settled if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by employees and the obligation can be estimated reliably.
(b)Termination benefits
Termination benefits are expensed at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted to their present value.
(c)Share-based payments
For share-based payment arrangements granted to employees and others providing similar services, the grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(10)Provisions
Provisions are recognized when, if the Company has legal and constructive obligations because of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle those obligations, and the amounts of those obligations can be reasonably estimated. Provisions are discounted to the present value of the estimated future cash flows using a pretax rate that reflects the time value of money and the risks specific to the relevant liabilities.
The unwinding of the discount is recognized in profit or loss.
(11)Equity
Ordinary Shares issued by Coincheck Parent are classified as equity, and the proceeds from issuance of such shares are included in Ordinary Shares and capital surplus on the consolidated statements of financial position.
(12)Foreign currency translations
(a)Foreign currency translation
Foreign currency transactions are remeasured into the functional currency of each entity within the Company using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the spot rates of exchange at the end of each reporting period. Non-monetary assets and liabilities measured based on historical cost that are denominated in foreign currencies are remeasured at the exchange rate at the date of the initial transaction. Exchange differences arising from the remeasurement or settlement are recognized in profit or loss. Translation differences on items whose fair value gain or loss is recognized in profit or loss are also recognized in profit or loss.
(b)Foreign operations
The assets and liabilities of foreign operations are translated using the spot exchange rates at the end of the reporting period, while income and expenses of foreign operations presented in profit or loss and other comprehensive income are translated using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.
(13)Revenue
Revenues that arise from contracts with customers are recognized applying the five-step approach of IFRS 15, Revenue from Contracts with Customers, as shown below. Consideration received from customers does not include significant financing components because the Company receives payments from its customers soon after it fulfills its performance obligations.
Step 1:     Identify the contract with a customer
Step 2:    Identify the performance obligations in the contract
Step 3:    Determine the transaction price
Step 4:     Allocate the transaction price to the performance obligations in the contract
Step 5:    Recognize revenue when (or as) the entity satisfies a performance obligation

Details of revenue and revenue recognition criteria for each of major revenue items recorded in the consolidated statements of profit or loss and other comprehensive income are summarized as follows:
(a)Transaction revenue
Transaction revenue is mainly derived from sales transactions with the Company’s customers. The Company’s customers include parties who hold accounts and utilize the services provided on the Company’s crypto asset platforms, which include customers on the Marketplace platform and Aplo's platform, as well as cover counterparties in sale cover transactions on the Company’s and third-party exchanges. When the Company trades with customers on its platforms, the Company adds a bid-ask spread to the prices of the Company’s cover transactions. The spread is set/revised by the Company in a range to 5.0% for each cryptocurrency based on prevailing market conditions, including competitors’ offers. The Company has the discretion to add a spread that might be higher than the above-mentioned range in instances where there are sudden market movements and shortage of liquidity in the market to ensure the execution of the transactions with customers. Furthermore, the spreads are applied to all transactions with customers regardless of whether the positions made by those transactions are offset before the execution of cover transactions.
The Company has a performance obligation in its contracts with customers to transfer control of the cryptocurrencies to the customer and to deliver cryptocurrencies for transactions with customers. Contracts are defined at the transaction level and revenue is recognized at the point of time when this performance obligation is fulfilled in accordance with IFRS 15. When the Company receives cryptocurrencies as noncash consideration, the Company measures received cryptocurrencies at fair value at the time of delivery.
The Company determined that it acts as a principal in such transactions as it controls (i.e., has the ability to direct the use of, and obtain substantially all of the remaining benefits from the cryptocurrencies it holds as inventory before such cryptocurrencies are transferred to the Company’s customers). Specifically, the Company has the ability to decide whether to hold the crypto assets to balance the Company’s inventory level or sell the crypto assets to customers or cover counterparties. The Company also has the ability to decide to whom the crypto assets will be sold and prevent others from directing the use of the crypto assets. The Company is also entitled to substantially all of the economic benefits of the crypto assets through sales of the crypto assets. Additionally, the Company is primarily responsible for fulfilling the commitment to provide cryptocurrencies to customers on its platforms pursuant to its terms of service, has inventory risk as the Company has no right to return unsold cryptocurrencies to customers or cover counterparties from which it has purchased such cryptocurrencies, and sets the price of the cryptocurrencies it sells on its platforms.
(b)Commission received
Commission received primarily includes revenue from remittance fees, deposit and withdrawal and transfer fees, commissions that are received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, and commissions that arise from transactions on the Exchange platform.
In accordance with IFRS 15, remittance fees are recognized as revenue when the performance obligation that arises from a customer order to remit cryptocurrencies is satisfied.
Deposit and withdrawal fees are recognized as revenue when the customer’s order to deposit or to withdraw cryptocurrencies are fulfilled, resulting in the performance obligation being satisfied.
The IEO business recognizes commission revenue when the issuer’s tokens are listed on its Marketplace platform. The Company acts as a principal as it holds the primary responsibility to the issuer. Commissions received from the applicants in the IEO business are recognized as revenue when the obligations to deliver the issuer’s tokens to the applicants are performed. The Company acts as an agent to broker a transaction of orders participating in the issuer’s IEO and delivers tokens on behalf of the issuer.
Commissions that arise from transactions on the Coincheck NFT Marketplace are recognized as revenue when the performance obligation of brokering transactions between customers is fulfilled. The Company acts as an agent since the performance obligation is to arrange to transfer NFTs of the selling party to the other party.
Commissions that arise from transactions on the Exchange platform are recognized as revenue when the performance obligation of brokering transactions between customers is fulfilled. The Company acts as an intermediary between customers for orders to buy or sell crypto assets and receives a brokerage fee. The Company does not control the underlying crypto assets before these are transferred to other customers. The Company acts as an agent to broker a transaction of orders to transfer crypto assets of the selling party to the other party.
When the Company receives cryptocurrencies for commissions as noncash consideration, the Company measures received cryptocurrencies at fair value at the time the transaction is completed.
(c)Other revenue
Other revenue is mainly derived from sales of NFTs owned by the Company on the Coincheck NFT Marketplace. In accordance with IFRS 15, sales revenue of NFTs is recognized as revenue when the performance obligation of delivering the NFTs to the customer is fulfilled. The Company acts as a principal since the Company has the ability to decide the price and is responsible for inventory risk.
(14)Other revenue
(a)Staking revenue
The Company generates staking revenue by participating in proof-of-stake validation activities by delegating primarily customer assets (excluding fiat, USDC, and EURC), as well as its own crypto assets, to validator nodes. Staking revenue is recognized when the relevant validation activities have been completed and rewards are awarded by the applicable blockchain protocol and is measured at the fair value of the crypto assets awarded at that time. Under the terms of its customer arrangements, the Company distributes a portion of the staking rewards earned to customers. Such amounts are recorded in “Cost of sales” in the consolidated statements of profit or loss and other comprehensive income.
(b)Investment management fee revenue
The Company earns fees from the management of exchange traded funds and investment funds, which include management fees and performance fees. These fees represent variable consideration as such fees are based on assets under management, which changes based on fluctuations in financial markets, investor subscriptions, and investor redemptions. These fees are presented net of any management fee rebates or fee waivers. The Company's management agreements have a single performance obligation as the promised services are not separately identifiable from other promises in the agreements and, therefore, are not distinct. The Company recognizes revenues when its obligations related to the services are satisfied and it is probable that a significant reversal of the revenue amount would not occur in future periods. Performance obligations for providing management services are satisfied over time and management fee revenue is recognized as services are performed. Performance fee revenue is recognized when the contractual performance criteria have been met.

(c)Other revenue
Other revenue primarily comprises interest income earned from financial operations conducted with JSF Trust and Banking Co., Ltd. These transactions relate to the Company’s deposit, loan, or other treasury arrangements maintained with the institution. The amount recognized reflects interest accrued during the reporting period in accordance with the applicable contractual terms and accounting policies.
(15)Income taxes
Income tax expenses include current taxes and deferred taxes. They are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity.
Current taxes are the estimated taxes to be paid or refunded relating to taxable income or losses for the reporting period by applying the enacted tax rate or the substantively enacted tax rate at the end of the reporting period, adjusted for estimated taxes to be paid or refunded for prior years.
Deferred tax assets and liabilities are recognized with respect to the temporary difference between the carrying amount and the tax bases of assets and liabilities. Deferred tax assets and liabilities are not recognized with respect to the temporary differences arising from the initial recognition of assets and liabilities in transactions (other than business combinations) that affect neither the accounting profit nor the taxable profit (tax loss) and does not give rise to equal taxable and deductible temporary differences and the temporary differences arising from investments in subsidiaries, if the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future.
Deferred tax assets and liabilities are calculated using the tax rate that is expected to be applied at the time when the temporary difference is reversed based on tax laws that are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible differences can be utilized. Deferred tax assets are reassessed at the end of each reporting period and recognized to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are set off when the Company has a legally enforceable right to set off deferred tax assets against deferred tax liabilities, and the deferred tax assets and deferred tax liabilities relate to corporate income taxes levied by the same taxation authority on either the same taxable entity or different taxable entity, which intends to settle the deferred tax assets and liabilities on a net basis or to realize the assets and liabilities simultaneously.
(16)Earnings per share
Basic earnings per share are calculated as profit attributable to owners of the Company, divided by the weighted-average number of common shares outstanding during the reporting period.
Diluted earnings per share (earnings per share after adjustment for potential shares) are calculated after adjustment for the dilutive effects of all potential common shares.
(17)New or amended accounting standards and interpretations issued but not yet applied
The new or amended accounting standards and interpretations issued, but not applied for the year ended March 31, 2026, are as follows. The Company is evaluating the impact of applying other new or amended accounting standards.

New accounting standards or amendments	Effective date (The year beginning on or after)	Adoption periods of the Company (For the year ending)	Content
Classification and Measurement of Financial Instruments - Amendments to IFRS7 and IFRS9	January 1, 2026	March 31, 2027	Amendments to the classification and measurement of financial instruments
Annual Improvements to IFRS Accounting Standards - Volume 11:	January 1, 2026	March 31, 2027	Amendment to gain or loss on derecognition on IFRS 7; Amendments to introduction, disclosure of deferred difference between fair value and transaction price, and credit risk disclosures on the Implementation Guidance for IFRS 7
Amendment to lessee derecognition of lease liabilities and transaction price
Amendment to determination of a ‘de facto agent’
Replacement of the term ‘cost method’ to ‘at cost’
IFRS18 Presentation and Disclosure in Financial Statements	January 1, 2027	March 31, 2028	Replacement of IAS 1 and helping to achieve comparability of the financial performance of similar entities
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS10 and IAS28)	Not determined	Not determined	Amendment of accounting for sale or contribution of assets between an investor and its associates or joint ventures
4.Financial risk management
The principal risks arising from financial instruments to which the Company is exposed in the course of its business activities include credit risk, and liquidity risk.
Set forth below is information about the impact of each risk on the Company, policies on the identification, analysis and assessment of risk, and capital management in the Company.
(1)Organizations for managing risks arising from financial instruments
To limit risks that have an impact on the Company’s management within an acceptable range, risks are appropriately identified, analyzed, and assessed, and appropriate management organizations are designed to respond to each risk.

The Company establishes rules for managing significant risks that affect operations. Those risks arising from financial instruments are managed in accordance with specific management policies and management structures formulated by the head of the supervisory department and approved by the executive officer in charge of the supervisory department.
Regarding the risk management of the Company, each supervisory department manages the risk for each risk classification. The head of each supervisory department within each business regularly reports to the risk management department. The risk management department organizes the contents of the received reports and the related information it has collected, and reports to the risk committee. In addition, the risk management department drafts risk management regulations and systems, conducts various reviews, and supports monitoring activities. Subsequently, the overall risk management status of the Company is reported and discussed by Coincheck Parent’s Risk Committee. Based on these discussions, the chief risk officer appointed by the CEO monitors and assesses the development and operation of the Company's risk management framework and periodically reports to the board of directors.
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to financial instrument fails to meet its contractual obligation. Credit risk arises primarily from risks related to customers and other counterparties.
The carrying amounts of financial assets after impairment are presented in the consolidated statements of financial position and are the amounts of maximum exposure of the Company to financial asset credit risks.
Risks relating to customer transactions
Customer transactions with retail and institutional investors on the Company’s crypto-asset service providers are conducted on a pre-funded basis. Therefore the Company's exposure to credit risk in respect of customers is generally limited, although residual risks may arise in connection with operational incidents or other exceptional circumstances.
The Company manages its exposure to crypto-asset service providers by setting limits on deposited crypto-asset amounts and monitoring positions on a daily basis. As a result, exposures to such counterparties are subject to defined limits; although credit risk may still arise in the event of counterparty failure, insolvency or operational disruption
Risks relating to other counterparties
The Company’s cash, cash equivalents and cash segregated as deposits are exposed to credit risk because they are deposited in financial institutions. Those financial institutions are highly credit worthy. Thus, although the credit risk is concentrated in a small number of counterparties, it is considered to be limited. In addition, customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers. There is also a concentration of credit risk related to customer accounts receivable, as the Company uses a small number of payment processors. However, since the settlement period is short, the credit risk associated with those processors is considered to be limited.
As part of the risk management process, the Company evaluates the financial condition and operational reliability of financial institutions, custodians, crypto asset service providers and other counterparties prior to engagement and, subsequently, reviews them on a periodic basis.
The exposure to credit risk of the Company is as follows:

	As of March 31, 2025
(In millions)	Impairment loss allowance measured at lifetime expected credit losses
	Not credit-impaired	Credit-impaired	Total
Gross carrying amount
Cash and cash equivalents	¥8,584	¥—	¥8,584
Cash segregated as deposits	51,655	—	51,655
Crypto assets held (current assets)(1)	370	—	370
Customer accounts receivable	1,086	—	1,086
Other financial assets(2)	495	0	495
Total gross carrying amount	62,190	0	62,190
Impairment loss allowance	—	(0)	(0)
Total net carrying amount	¥62,190	¥0	¥62,190

	As of March 31, 2026
(In millions)	Impairment loss allowance measured at lifetime expected credit losses
	Not credit-impaired	Credit-impaired	Total
Gross carrying amount
Cash and cash equivalents	¥9,458	¥—	¥9,458
Cash segregated as deposits	50,024	—	50,024
Crypto assets held (current assets)(1)	124	—	124
Customer accounts receivable	1,422	—	1,422
Other financial assets(2)	904	0	904
Total gross carrying amount	61,932	0	61,932
Impairment loss allowance	—	(0)	(0)
Total net carrying amount	¥61,932	¥0	¥61,931
____________
(1) Crypto assets held (current assets) mainly consist of crypto assets deposited with third-party exchanges.
(2) Other financial assets mainly consist of deposits and guarantee deposits, as well as EURC and USDC. See Note 15 “Other financial assets.”
Changes in allowance for doubtful receivables for other financial assets are as follows:

	As of March 31,
(In millions)	2025	2026
Balance at beginning of period	¥0	¥0
Increase	0	—
Balance at end of period	¥0	¥0

(b)Liquidity risk
Liquidity risk is the risk of the Company being unable to settle obligations using cash, crypto assets held (current assets), other financial assets, or other means.
The Company finances the funds necessary for operations by obtaining loans from other financial institutions and related parties. Cryptocurrencies received from borrowings, which are recorded as “Crypto asset borrowings” in the consolidated statements of financial position, contribute to securing adequate liquidity, as they can be used as the Company’s own assets or in settlement with cryptocurrency exchange brokers. The Company regularly monitors the status and outlook of cash flows and reduces liquidity risks.
The maturity analysis of financial liabilities and the corresponding financial assets for managing liquidity risk are as follows. Cryptocurrencies for facilitating customer transactions are included in the following tables. The contractual cash flows below reflect cash flows presented on an undiscounted cash flow basis, including contractual interest payments.
As of March 31, 2025

(In millions)	Carrying amount	Contractual cash flows	Within one year	From one year to two years	From two years to three years	From three years to four years	From four years to five years	More than five years
Crypto asset borrowings	¥44,479	¥44,479	¥44,479	¥—	¥—	¥—	¥—	¥—
Other financial liabilities
- Borrowings	751	751	751	—	—	—	—	—
- Lease liabilities	1,277	1,293	384	356	356	197	—	—
- Derivative liabilities	—	—	—	—	—	—	—	—
- Other(1)	1,698	1,698	1,698	—	—	—	—	—
Total Other financial liabilities	¥3,727	¥3,742	¥2,833	¥356	¥356	¥197	¥—	¥—

Cash and cash equivalents	¥8,584	¥8,584	¥8,584	¥—	¥—	¥—	¥—	¥—
Crypto assets held	¥44,680	¥44,680	¥44,680	¥—	¥—	¥—	¥—	¥—
As of March 31, 2026

(In millions)	Carrying amount	Contractual cash flows	Within one year	From one year to two years	From two years to three years	From three years to four years	From four years to five years	More than five years
Crypto asset borrowings	¥37,543	¥37,543	¥37,543	¥—	¥—	¥—	¥—	¥—
Other financial liabilities
- Borrowings	2,758	2,758	2,105	581	37	37	—	—
- Lease liabilities	910	919	366	356	196	—	—	—
- Derivative liabilities	—	—	—	—	—	—	—	—
- Other(1)	2,051	2,051	2,051	—	—	—	—	—
Total Other financial liabilities	5,720	5,729	4,522	937	233	37	—	—

Cash and cash equivalents	¥9,458	¥9,458	¥9,458	¥—	¥—	¥—	¥—	¥—
Crypto assets held	¥37,876	¥37,876	¥37,876	¥—	¥—	¥—	¥—	¥—
____________
(1) Other financial liabilities mainly consist of accrued expenses, and other payables.
The Company has entered into committed borrowing lines of credit of ¥8,900 million and ¥11,054 million with Monex Finance Corporation and financial institutions to manage liquidity risk for the years ended March 31, 2025 and 2026, respectively. The purpose of the committed borrowing lines is for general business use. There were drawdowns on the committed borrowing lines of ¥751 million and ¥2,524 million as of March 31, 2025 and 2026. See Note 30 (3) “Availability under committed credit lines.”
(c)Market risk
Market risk is the risk of fluctuations in the fair value of cryptocurrencies or future cash flows as a result of changes in market price. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return. Market risk mainly includes price fluctuation risk of cryptocurrencies.
The Company holds cryptocurrencies to facilitate customer transactions. The Company also monitors net open position for each cryptocurrency that is traded on its Marketplace platform. To limit the price fluctuation risk within a certain level, the Company strives to sustain its cryptocurrencies in approximately the same quantity and amount as the crypto asset borrowings.
(d)Operational risk
The Company is exposed to operational risk arising from a wide variety of factors associated with business processes, personnel, third party service providers, technology and infrastructure, and from external factors other than credit, liquidity, and market risks, such as changes in legal and regulatory requirements. In particular, the Company holds crypto assets for its own account (crypto assets held (current assets)) and, on behalf of its customers, in the Company’s hot or cold wallets. These wallets are administered by the

Company and the Company has control of the private keys associated with them, allowing it to access and transact with the crypto assets held therein. If any of the private keys relating to the Company’s hot or cold wallets are lost, destroyed, or otherwise compromised, and no backup of the private key is accessible, the Company would lose access to crypto assets. If the Company loses access to a crypto asset held for its own account, the Company derecognizes the crypto asset held. If the Company loses access to a crypto asset held on behalf of customers, the Company may be liable to its customers for losses arising from the Company’s failure to safeguard crypto assets from theft or loss and there will be a devastating impact on the Company’s operation. Furthermore, the Company cannot provide assurance that the wallet will not be hacked or compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. The customers’ ability to access or sell their cryptocurrencies could be affected adversely due to any loss of private keys relating to, or hack or other compromise of, digital wallets used to store cryptocurrencies deposited by customers. See Note 31 “Commitments and contingencies.”
(e)Foreign exchange risk management
Payables denominated in foreign currencies are exposed to foreign exchange risks. Our foreign exchange risks arise primarily from fluctuations in U.S. dollar, Euro, and Canadian dollar. The Company manages foreign exchange risks by continuously monitoring trends in foreign exchange rates and managing its exposure to foreign exchange rate fluctuations.
(2)Capital management
The fundamental principles of the Company’s capital management are to build and uphold a steady financial base for the purpose of maintaining soundness and efficiency of operations and achieving growth. According to these principles, the Company conducts capital investment, profit distribution, such as dividends, and repayment of loans based on steady operating cash flows through the development and rendering of competitive crypto asset exchange services.
(a)Coincheck
In line with this group-level policy, Coincheck’s capital management focuses on specific regulatory requirements in Japan. Coincheck calculates and monitors the financial soundness index at the end of each month as the record date in accordance with the “Rules on Financial Management for Crypto-Asset Exchange Service Providers” and related guidelines, which are self-regulatory rules established by the Japan Virtual and Crypto Assets Exchange Association. The financial soundness index is the ratio of the nonfixed equity amount to the sum of the market risk equivalent amount, the counterparty risk equivalent amount, and the basic risk equivalent amount, based on the calculation method stipulated in the related guidelines.
(b)Aplo
In line with this group-level policy and applicable regulatory frameworks, Aplo's capital management for European operations focuses on compliance with its Crypto-Asset Service Provider (CASP) and Payment Institution (PI) licenses. For the CASP license, the capital requirement is set at 25% of the fixed overhead costs from the preceding year. For the PI license, the capital requirement is determined under Method A, which is mandatory for CASPs, and corresponds to 10% of fixed overhead costs from the prior year.
5.Segment reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The CEO of the Company is the CODM of the Company. The CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple services, no measures of profitability by service are available. As a result, discrete financial information is not available for each such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.
Through March 31, 2026, the Company’s revenue was derived primarily from operations within Japan, the country of domicile of Coincheck. Furthermore, there is no single customer from which revenue amounts to 10% or more of the Company’s total revenue.
6.Reverse Recapitalization and Acquisitions of subsidiaries
(1)Reverse Recapitalization
As discussed in Note 1 “Reporting entity,” Thunder Bridge was identified as the “acquired” entity for financial reporting purposes. Accordingly, the Company treated the Reverse Recapitalization as the equivalent of Coincheck issuing shares for the net assets of Thunder Bridge as of the closing date of the Reverse Recapitalization. The net assets of Thunder Bridge are stated at fair value, with no goodwill or other intangible assets recorded.
This determination was primarily based on the conclusion that the former Coincheck shareholders have a majority of the voting power of Coincheck Parent and Coincheck personnel comprise a majority of the governing body of Coincheck Parent.
The Reverse Recapitalization is not within the scope of IFRS 3 since there is no change in control based on the continued control of the Company by existing Coincheck shareholders and Thunder Bridge does not meet the definition of a business in accordance with IFRS 3; as such, the Reverse Recapitalization is accounted for within the scope of IFRS 2. Any excess of fair value of equity instruments deemed to have been issued by Coincheck over the fair value of Thunder Bridge’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
Entities involved in SPAC mergers need to determine which entity is the predecessor whose financial statements will become the historical financial statements of the combined Company. The determination of which entity is the predecessor and successor in the merger transaction is separate from the determination of which entity is the accounting acquirer. Rule 405 under the U.S. Securities Act of 1933, as amended, defines a predecessor as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” SPACs are blank-check companies whose sole purpose is to acquire a target or targets with the capital raised from their IPOs. Given that Thunder Bridge was a SPAC and did not have any significant activities, Thunder Bridge’s own operations before the succession are insignificant relative to the operations of Coincheck. Thunder Bridge’s financial statements do not report any significant revenues other than investment income on assets held in trust. As such, Coincheck was considered the predecessor entity for purposes of these consolidated financial statements.
In analogy with IFRS 3, Business Combinations, paragraph B21-B22, these financial statements have been prepared as a continuation of Coincheck with:
•the assets and liabilities of Coincheck recognized and measured in the financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;
•the retained earnings, ordinary shares and capital surplus of Coincheck recognized in the financial statements at amounts immediately prior to the Reverse Recapitalization. Ordinary shares and capital surplus have been adjusted retroactively to reflect the legal capital of Coincheck Parent; and
•the comparative information presented in the financial statements is that of Coincheck.

Listing expenses
The following table displays the reconciliation of the total market capitalization attributable to Thunder Bridge stockholders and the Reverse Recapitalization impact to additional paid-in capital for the year ended March 31, 2025 and the calculation of the listing expense recognized for the year ended March 31, 2025:

(In millions, except share data and percentage)
Fair value of equity instruments deemed to have been issued by Coincheck
Thunder Bridge Closing Price per share on December 10, 2024	1,850
Total number of Coincheck shares at Closing	129,703,075
Total Market Capitalization of the Company	¥239,975
Thunder Bridge shareholders’ ownership	5.5%
Total market capitalization attributable to Thunder Bridge stockholders	¥13,165

Net assets of Thunder Bridge
Cash and cash equivalents(1)	1,798
Accounts payable and accrued expenses	(17)
Income taxes payable	(60)
Excise tax payable	(305)
Warrant liabilities(2)	(1,837)
Promissory note payable - related party	(128)
Net assets (liabilities) of Thunder Bridge as of December 10, 2024	(549)

Listing expense	¥13,714
____________
(1) Cash and cash equivalents represent the acquired cash and cash equivalent of Thunder Bridge before the payment of ¥1,593 million to Ghisallo under Non-Redemption Agreement since the payment to Ghisallo occurred immediately after the closing of the Reverse Recapitalization.
(2) As the terms of the Thunder Bridge public and private placement warrants were substantially the same before and after the completion of the Business Combination, the warrants are not deemed to be additional consideration under IFRS 2 but rather the Thunder Bridge public and private placement warrants were assumed as part of the Reverse Recapitalization (IAS 32).
Transaction Proceeds
Upon closing of the Reverse Recapitalization, the Company received net proceeds of ¥205 million, including ¥4,780 million from the trust, net of redemptions, offset by cash paid for the non-redemption and share forward agreement (the “Non-Redemption Agreement”) with Ghisallo Master Fund LP (“Ghisallo”) (see Note 27 “Equity” for further details of the non-redemption and share forward agreement) of ¥1,593 million, and transaction costs and professional fees, paid at closing, of ¥2,982 million. The following table reconciles the elements of the Reverse Recapitalization to the consolidated statements of cash flows and the consolidated statement of changes in equity for the year ended March 31, 2025:

(In millions)
Cash-trust and cash, net of redemptions	¥4,780
Less: Ghisallo Non-Redemption Agreement	(1,593)
Less: transaction costs and professional fees, paid at closing	(2,982)
Proceeds from Reverse Recapitalization, net of Non-Redemption Agreement, transaction costs and professional fees	205
Less: warrant liabilities	(1,837)
Less: promissory note - related party	(128)
Less: excise tax payable	(305)
Less: income tax payable	(60)
Less: accounts payable and accrued expenses	(17)
Less: Other financial liabilities(1)	(189)
Add: Listing expense	13,714
Issuance of shares in Reverse Recapitalization, net	¥11,383
____________
(1) Other financial liabilities include expenses incurred by Coincheck Parent prior to the Reverse Recapitalization and recorded at their carrying values as a common control transaction.
The following table displays the reconciliation of the total market capitalization attributable to Thunder Bridge stockholders and the reverse recapitalization impact to additional paid-in capital for the year ended March 31, 2025:

(In millions)
Total market capitalization attributable to Thunder Bridge stockholders	¥13,165
Less: Ghisallo Non-Redemption Agreement	(1,593)
Less: Additional paid-in capital transferred over when transferring net liabilities from CCG, under common control	(189)
Less: Ordinary Shares	(15)
Plus: Treasury shares	4
Additional paid-in capital from Reverse Recapitalization, net	¥11,372
The Reverse Recapitalization also involved:
•the former Thunder Bridge warrant holders receiving one warrant to purchase an Ordinary Share of Coincheck Parent for each issued and outstanding warrant to acquire Class A common stock of Thunder Bridge, which has resulted in the issuance of 4.9 million warrants (see Note 24 “Financial instruments”); and
•professional services expenditure of ¥4,595 million, incurred to facilitate listing on Nasdaq, which, in addition to the ¥13,714 million described in the table above, has resulted in a total of ¥18,309 million related to the share listing and associated expenses being recognized in the profit or loss.
(2)Next Finance Tech
Coincheck Parent acquired Next Finance Tech in March 2025. The initial accounting for a business combination was provisional and has been finalized for the year ended March 31, 2026. The accounting has been applied retroactively as of March 31, 2025. Intangible assets excluding goodwill increased by ¥250 million, deferred tax liabilities increased by ¥79 million and deferred tax assets decreased by ¥49 million based on information that became available after the acquisition date. As a result, the amount of goodwill included in the intangible assets decreased by ¥122 million. No material changes were made to previously reported net income or earning per share.
(a)Consideration transferred
The following table displays the acquisition date fair value of each major class of consideration transferred.

(In millions)
Cash	¥265
The ordinary share of Coincheck Parent (1,111,450 shares)	1,077
Total fair value of consideration	¥1,342
(i)Equity instruments issued
The number of Ordinary Shares issued was 1,111,450 and the fair value of the Ordinary Shares issued was based on the listed share price of Coincheck Parent at March 14, 2025 of USD6.53 per share.
(b)Acquisition-related costs
The Company incurred acquisition-related costs of ¥11 million on legal fees and due diligence costs. These costs have been included in “Selling, general and administrative expenses.”
(c)Identifiable assets acquired and liabilities assumed
The following table displays the recognized amounts of assets acquired and liabilities assumed as of the date of acquisition.

(In millions)
Fair value recognized
Cash and cash equivalents	¥29
Other financial assets	3
Other assets	2
Property and equipment	2
Crypto asset held (non-current)	21
Other financial assets (non-current)	1
Intangible assets	250
Deferred tax liabilities	(79)
Other financial liabilities	(5)
Total identifiable net assets acquired	¥225
(d)Goodwill
Goodwill arising from the acquisition has been recognized as follows.

(In millions)
Fair value recognized
Total identifiable net assets acquired	¥225
Goodwill arising on acquisition	1,117
Fair value of consideration	¥1,342
The goodwill is attributable mainly to the skills and technical talent of Next Finance's work force and the synergies expected to be achieved from integrating Next Finance into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.
(3)Aplo
Coincheck Parent acquired all of the issued and outstanding shares of Aplo on October 14, 2025 (See Note 1 “Reporting entity”). The accounting for a business combination has been finalized for the year ended March 31, 2026.
Aplo contributed total revenue of ¥19,925 million and net loss of ¥427 million to the Company’s results for the year ended March 31, 2026. If the acquisition had occurred on April 1, 2025, management estimates that consolidated net loss would have been ¥2,159 million for the year ended March 31, 2026. Management has determined that disclosure of the consolidated total revenue is impracticable. Despite reasonable efforts, the information cannot be obtained or reconstructed without undue cost or effort.
(a)Consideration transferred
The following table displays the acquisition date fair value of each major class of consideration transferred.

(In millions)
Cash consideration for warrant holders	¥26
Ordinary shares of Coincheck Parent (5,007,500 shares)	3,405
Total fair value of consideration	¥3,431
(i)Equity instruments issued
The number of Ordinary Shares issued was 5,007,500 and the fair value of the Ordinary Shares issued was based on the listed share price of Coincheck Parent at October 14, 2025 of USD4.47 per share.
(b)Acquisition-related costs
The Company incurred acquisition-related costs of ¥289 million on legal fees and due diligence costs. These costs have been included in “Selling, general and administrative expenses.”
(c)Identifiable assets acquired and liabilities assumed
The following table displays the recognized amounts of assets acquired and liabilities assumed as of the date of acquisition.

(In millions)
Fair value recognized
Cash and cash equivalents	¥278
Crypto assets held	199
Customer accounts receivable	19
Other financial assets	150
Other current assets	11
Property and equipment	2
Other financial assets (non-current)	17
Identifiable intangible assets	2,092
Deferred tax liabilities	(523)
Other financial liabilities	(128)
Other current liabilities	(8)
Other financial liabilities (non-current)	(244)
Total identifiable net assets acquired	¥1,865
(d)Goodwill
Goodwill arising from the acquisition has been recognized as follows.

(In millions)
Fair value recognized
Total identifiable net assets acquired	¥1,865
Goodwill arising on acquisition	1,566
Fair value of consideration	¥3,431
The goodwill is attributable mainly to the skills and technical talent of Aplo’s work force and the synergies expected to be achieved from integrating Aplo into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.
(4)3iQ
Effective March 1, 2026, Coincheck Parent acquired 99.8% beneficial ownership of 3iQ Corp. 3iQ, based in Ontario, Canada, is a leading alternative digital asset manager. As both Coincheck Parent and 3iQ were under the common control of Monex at the date of transfer, the acquisition has been accounted for as a business combination under common control using the predecessor value method. The assets acquired and liabilities assumed are recognized at their carrying amounts as previously recorded in Monex’s consolidated financial statements at the date of transfer.
3iQ contributed total revenue of ¥191 million and net loss of ¥11 million to the Company’s results for the year ended March 31, 2026. If the acquisition had occurred on April 1, 2025, management estimates that consolidated total revenue and net loss would have been ¥483,139 million and ¥1,678 million for the year ended March 31, 2026.

(a)Consideration transferred
The consideration transferred comprised 27,910,845 Ordinary Shares issues to the selling shareholders on February 28, 2026. The consideration has been measured at the contractual price of USD4.00 per share, being the price agreed between the parties in the transaction. The total consideration transferred amounts to ¥17,423 million.
(b)Acquisition-related costs
The Company incurred acquisition-related costs of ¥57 million on legal fees and due diligence costs. These costs have been included in “Selling, general and administrative expenses.”
(c)Identifiable assets acquired and liabilities assumed
The following table displays the recognized amounts of assets acquired and liabilities assumed as of the date of transfer. Any difference arising on the transaction is recorded directly in merger reserve within equity.

(In millions)
Book value recognized on acquisition
Assets:
Current assets:
Cash and cash equivalents	¥1,544
Customer accounts receivable	194
Other financial assets	124
Other current assets	101
Total current assets	1,963
Noncurrent assets:
Property and equipment	25
Intangible assets	6,745
Crypto assets held (Non-current)	9
Other financial assets (Non-current)	62
Deferred tax assets	53
Total non-current assets	6,894
Total assets	8,856
Liabilities:
Current liabilities:
Other financial liabilities	326
Income taxes payable	34
Other current liabilities	2
Total current liabilities	362
Total Liabilities	362
Total identifiable net assets acquired	¥8,494

7.Revenue
(1) Revenue breakdown
Revenue breakdowns by revenue from contracts with customers and other sources for the year ended March 31, 2024, 2025 and 2026, are as follows:

	For the fiscal year ended March 31,
(In millions)	2024	2025	2026
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥223,046	¥381,705	¥455,967
Transaction revenue - Institutional(2)	—	—	19,867
Commission received(3)	729	1,500	1,345
Other revenue(4)	274	—	—
Sub-total	224,049	383,205	477,179

Other sources
Staking revenue(5)	—	—	2,574
Investment management fee revenue(6)		—	139
Other revenue(7)	—	125	352
Sub-total	—	125	3,065
Total	¥224,049	¥383,330	¥480,244
____________
(1) Transaction revenue - Retail mainly refers to the revenue from sales of crypto assets to retail customers and cover counterparties, which has been entirely derived from operations within Japan.
(2) Transaction revenue - Institutional refers to the revenue from Aplo’s prime brokerage services.
(3) Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace and commissions that arise from transactions on the Exchange platform, Aplo’s platform and other.
(4) Other revenue are mainly related to sales of NFTs owned by the Company.
(5) Staking revenue refers to staking rewards in crypto assets received by making company or customer digital assets available to support network validation activities.
(6) Investment management fee revenue refers to fees derived from providing professional services to manage client accounts and sponsored investment vehicles.
(7) Other revenue is mainly related to the interest received from financial operations with JSF Trust and Banking Co., Ltd.
(2)Contract balance
As of March 31, 2025 and 2026, there were no significant contract assets or contract liabilities.
For the years ended March 31, 2024, 2025 and 2026, there was no revenue recognized for performance obligations fulfilled (or partially fulfilled) in the past.

(3)Transaction price allocated to the remaining performance obligations
The Company does not have any contracts in which the projected initial contract period was longer than one year.
(4)Assets recognized from the costs to obtain or fulfill contracts with customers
The Company does not have any significant costs to obtain or fulfill contracts with customers.
8.Selling, general and administrative expenses
Selling, general and administrative expenses consist of the following:

	For the fiscal year ended March 31,
(Unit： In millions)	2024	2025	2026
Personnel expenses	¥2,287	¥2,684	¥5,121
Advertising and promotion expenses	661	1,874	1,588
Professional fees	710	6,163	2,632
Communication expenses	769	786	1,282
Subcontract expenses	473	857	1,401
Depreciation and amortization	679	727	773
Business management fee	458	397	—
Transaction related costs	335	423	334
Subcontract labor costs	130	142	223
Tax expenses	116	100	426
Others	139	305	712
Total	¥6,757	¥14,458	¥14,492
Employee benefit expenses are as follows:

	For the fiscal year ended March 31,
(Unit： In millions)	2024	2025	2026
Wages and salaries	¥2,009	¥2,271	¥3,294
Social security contributions	244	302	498
Share-based compensation	—	—	1,320
Termination benefits	1	39	282
Other	28	5	54
Total	¥2,282	¥2,617	¥5,448
These expenses are included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss and other comprehensive income, and in “Intangible assets” in the consolidated statements of financial position. Directly attributable costs associated with software development, including cost of employee benefits and consultant fee are capitalized, which were ¥261 million, ¥291 million and ¥327 million in the year ended March 31, 2024, 2025 and 2026, respectively.

9.Other income and expenses
Other income and expenses consist of the following:

		For the fiscal year ended March 31,
(Unit： In millions)	Notes	2024	2025	2026
Other income
Gain on sale of crypto assets held (non-current assets)		¥123	¥1	¥1
Gain on sale of non-major line of business(1)		300	—	—
Foreign exchange gain		—	0	389
Other(2)		14	21	270
Total		¥437	¥22	¥660

Other expenses
Impairment loss of crypto assets held (non-current assets)	13	¥—	¥13	¥—
Loss on sales and disposals of intangible assets	17	39	34	220
Loss on sale of crypto assets (non-current assets)		—	—	10
Lease contract cancellation penalty		44	—	—
Termination benefits		39	—	—
Foreign exchange loss		8	42	—
Other		23	16	6
Total		¥153	¥105	¥236
____________
(1) The Company sold a business (called Sharely) and recorded a gain of ¥300 million in “Other income” in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2024. The Company evaluated the disposal of Sharely business in accordance with IFRS 5, Non-current Assets Held for Sales and Discontinued Operations, and determined that it did not meet the definition of discontinued operations as it did not represent a separate major line of business.
(2) The company recorded other income of ¥243 million from the receipt of compensation associated with NEM previously stolen from Coincheck’s hot wallets; these assets had been seized by the public prosecutor and were returned pursuant to “Japan's Act on the Payment of Compensation for Criminal Damage Using Stolen and Misappropriated Property.”

10.Financial income and expenses
Financial income and expenses consist of the following:

	For the fiscal year ended March 31,
(Unit： In millions)	2024	2025	2026
Financial income
Change in fair value of warrant liability	¥—	¥1,435	¥312
Net gain on sale of other financial assets (non-current assets)	—	11	—
Derivative gains	61	9	—
Others	6	2	5
Total	¥67	¥1,457	¥318

Financial expenses
Impairment loss of other financial assets (non-current assets)	¥11	¥4	¥17
Interest expenses	6	35	161
Total	¥17	¥39	¥178
11.Cash and cash equivalents
Cash and cash equivalents mainly consist of bank deposits. They are demand deposits and held for the purpose of meeting short-term cash commitments. Cash and cash equivalents in the consolidated statements of cash flows equals cash and cash equivalents in the consolidated statements of financial position.
The Company separately manages legal tender deposited by customers from its own. In accordance with Japanese laws and regulations, all legal tender deposited by customers shall be safeguarded by trust companies. Accordingly, cash deposited by customers is accounted for under “Cash segregated as deposits” (see Note 12) as of March 31, 2025 and 2026 because it is neither cash nor cash equivalents.
12.Cash segregated as deposits
Cash segregated as deposits represents separately managed cash deposited by customers. The balances of cash segregated as deposits as of March 31, 2025 and 2026 were ¥51,655 million and ¥50,024 million, respectively, which were less than the corresponding liability of “Deposits received” in the consolidated statements of financial position of ¥50,911 million and ¥49,814 million as of March 31, 2025 and 2026, respectively, because it generally takes several days to deposit/withdraw the funds received from customers in the trust account, while the Company recognizes the entire amount of the deposits as liabilities immediately after the cash transactions.
13.Crypto assets held
Under IFRS, there are no accounting standards specifically related to the transactions of crypto assets. However, cryptocurrencies holdings were discussed by the IFRIC in their June 2019 agenda decisions. The agenda decisions did not specifically address as to when an entity has control over crypto assets. Thus, in order to determine the accounting treatment, the Company follows the requirements of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and refers to the “Conceptual Framework for Financial Reporting” and standards related to similar matters. In this context, the Company considers various factors to evaluate whether the Company has control for accounting purposes over crypto assets and accounts for these transactions accordingly.

The Company’s holdings of crypto assets that are controlled by the Company for accounting purposes are presented as part of crypto assets held in the consolidated statements of financial position. On the other hand, the Company’s holdings of crypto assets deposited by customers and considered not to be controlled by the Company are not recognized as crypto assets held in the consolidated statements of financial position.
Crypto assets deposited by customers include cryptocurrencies and NFTs. Crypto assets deposited by customers are mainly held in wallets administered by Coincheck or the third-party custodian. for Aplo Although Coincheck and Aplo have the private keys that are necessary to dispose of crypto assets deposited by customers, they are obliged to purchase and sell crypto assets under the instructions of the customers based on the contractual arrangement with the customers, and the use of the private keys without permission from customers is strictly prohibited.
Additionally, with respect to Coincheck, in terms of cryptocurrencies, following the requirements of Japan's “Payment Services Act,” “Cabinet Office Order on Virtual Currency Exchange Service Providers” and other laws and regulations, Coincheck segregates cryptocurrencies deposited by customers from those in its own accounts and manages each of the customers’ balances. Regarding NFTs, there are no clear legal regulations in Japan as of March 31, 2026, and all NFTs, including those held by Coincheck and those deposited by customers, are held in hot wallets. NFTs deposited by customers are recorded on Coincheck’s database and internal records in the account of the depositing customers. Therefore, the economic benefits and risks related to crypto assets deposited by customers including cryptocurrencies and NFTs belong, in principle, to the customers, and Coincheck is not exposed to risks of significant changes in the fair value of these crypto assets. On the other hand, legal rights of crypto assets are not entirely clear, and there is a possibility that crypto assets deposited by customers may be dealt with in the same manner as crypto assets of Coincheck in its own accounts at the liquidation of Coincheck, but in terms of cryptocurrencies, Article 63-19-2 of the “Payment Services Act” issued by the Financial Services Agency of Japan allows customers the right to receive repayment of Deposited Crypto Assets and Redemption Guarantee Crypto Assets as defined by the “Payment Services Act” in advance of other creditors in preparation for the bankruptcy risk of the Company.
As of March 31, 2025 and 2026, the Company determined that there are no loss contingencies related to an obligation to safeguard customer crypto assets from loss or theft.
The accounting policies and balances of the Company’s crypto assets by holding purpose are as follows:
(1)Crypto assets held (current assets)
Out of the holdings of cryptocurrencies that are considered to be controlled by the Company for accounting purposes (including those borrowed/deposited based on the loan agreements with customers), cryptocurrencies for facilitating customer transactions are recognized as inventories in the consolidated statements of financial position according to provisions of IAS 2, Inventories, as the Company has the ability to direct the use of these cryptocurrencies and the economic benefits resulting from sales attribute to the Company. As of March 31, 2025 and 2026, the carrying amounts were ¥44,680 million and ¥37,876 million, respectively. These amounts are calculated based on the fair value less costs to sell at the end of the reporting period.
(2)Crypto assets held (noncurrent assets)
Crypto assets held (noncurrent assets) are recognized as intangible assets with indefinite useful lives which are not amortized. There is no foreseeable limit to the period over which the future cash flows of crypto assets held (noncurrent assets) would be generated as the future cash flows cannot be reliably estimated. The useful lives of crypto assets held (noncurrent assets) are regarded as indefinite accordingly. They are reported at the acquisition cost less accumulated impairment losses. As of March 31, 2025, and 2026, the carrying amounts were ¥43 million and ¥186 million, respectively.
During the years ended March 31, 2025, and 2026, no impairment losses were recognized.

The changes in crypto assets held (non-current assets) are as follows:

(Unit： In millions)
Crypto assets held(non-current assets)	Cryptocurrency
As of March 31, 2024	¥—
Additions (by business combination)	21
Additions (not by business combination)	458
Disposals	(435)
As of March 31, 2025	43
Additions (by business combination)	208
Additions (not by business combination)	2,230
Disposals	(2,304)
Foreign currency translation adjustments	10
As of March 31, 2026	¥186
14.Customer accounts receivable
There are no overdue customer accounts receivables as of March 31, 2025 and March 31, 2026. For allowance for doubtful receivables, see Note 4 (1) (a) “Credit risk”. Customer accounts receivable consist of the following:

	As of March 31,
(Unit： In millions)	2025	2026
Credit card settlement receivables(1)	¥1,086	¥1,201
Investment management fee receivable	—	204
Others	—	18
Total	¥1,086	¥1,422
____________
(1) Credit card settlement receivables are due credit card companies, which are payment processors, for settlement of funds from customers.
15.Other financial assets
Other financial assets consist of the following:

	As of March 31,
(Unit： In millions)	2025	2026
Current portion
Other receivables	¥40	¥158
Recoverable expenses	—	162
EUR stablecoins (EURC)	—	77
US dollar stablecoins (USDC)	22	34
Sub-total	62	430
Non-current portion
Deposits and guarantee deposits(1)	388	405
Other(2)	46	69
Sub-total	433	474
Total	¥495	¥904
____________
(1) Deposits and guarantee deposits (non-current assets) mainly consist of the guarantee deposits paid to the lessors for leased properties.
(2) Other under “Non-current portion” of “Other financial assets” mainly represents the equity security investments which are measured at fair value through profit or loss. For details, please see Note 26 (2) “Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis.”
16.Property and equipment
The changes in the acquisition cost, accumulated depreciation and accumulated impairment losses of property and equipment are as follows:

(Unit： In millions)	Right-of-use assets	Leasehold improvements	Equipment and fixtures	Construction in progress	Total
Acquisition cost
As of March 31, 2024	¥2,972	¥253	¥149	¥299	¥3,672
Additions(1)	418	3	7	120	548
Additions (transferred from Construction in progress)	—	406	13	(419)	—
Additions (business combination)	—	2	—	—	2
Sales and disposals	(1,329)	(122)	(48)	—	(1,499)
As of March 31, 2025	2,061	541	121	—	2,723
Additions(1)	—	—	70	—	70
Additions (transferred from Construction in progress)	—	—	—	—	—
Additions (business combination)	12	—	15	—	27
Sales and disposals	—	—	(3)	—	(3)
Foreign currency translation	—	—	—	—	—
As of March 31, 2026	¥2,073	¥541	¥203	¥—	¥2,817

(Unit： In millions)	Right-of-use assets	Leasehold improvements	Equipment and fixtures	Construction in progress	Total
Accumulated depreciation and accumulated impairment loss
As of March 31, 2024	¥(1,325)	¥(250)	¥(125)	¥—	¥(1,700)
Depreciation (charged to profit or loss)(2)	(426)	(77)	(8)	—	(511)
Depreciation (charged to intangible assets)(2)	(100)	—	—	—	(100)
Sales and disposals	1,329	122	45	—	1,496
As of March 31, 2025	(522)	(205)	(88)	—	(815)
Depreciation (charged to profit or loss)(2)	(299)	(96)	(26)	—	(420)
Depreciation (charged to intangible assets)(2)	(122)	—	—	—	(122)
Sales and disposals	—	—	3	—	3
Other	—	—	0	—	0
Foreign currency translation	—	—	0	—	0
As of March 31, 2026	¥(943)	¥(301)	¥(111)	¥—	¥(1,355)

Carrying amount
As of March 31, 2024	¥1,647	¥3	¥24	¥299	¥1,973
As of March 31, 2025	¥1,539	¥338	¥32	¥—	¥1,909
As of March 31, 2026	¥1,131	¥241	¥92	¥—	¥1,464

____________
(1) The assets recognized corresponding to asset retirement obligations are included in “Right-of-use assets.” The additions of asset retirement obligation of ¥339 million and ¥nil million for March 31, 2025 and 2026, respectively, were recorded for the leased office building due to the remeasurement. See Note 23 “Provisions.”
(2) Depreciation on property and equipment is generally included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss and other comprehensive income, except when it is attributable to “Internally generated intangible assets” which represents amounts capitalized as software. When attributable to “Internally generated intangible assets,” such amounts are recognized in “Intangible assets” in the consolidated statements of financial position.
(3) There were no property and equipment with restricted ownership or pledged as collateral as of March 31, 2025 and 2026.
17.Intangible assets
(1)Reconciliation of carrying amount
The changes in acquisition cost, accumulated amortization and accumulated impairment losses of intangible assets are as follows:

Asset class	As of March 31, 2024	Additions (not by business combination)	Additions (business combination)(1)	Additions (transferred from PP&E)	Disposals	As of March 31, 2025
Acquisition cost
Internally generated intangible assets	¥1,328	¥524	¥—	¥100	¥(35)	¥1,917
Goodwill	—	—	1,117	—	—	1,117
Trademark / Trade Name	—	—	10	—	—	10
Customer Relationships	—	—	170	—	—	170
Developed Technology	—	—	70	—	—	70
Licenses	—	—	—	—	—	—
Others	3	—	—	—	(1)	2
Total	¥1,331	¥524	¥1,367	¥100	¥(36)	¥3,286

Asset class	As of March 31, 2025	Additions (not by business combination)	Additions (business combination)(2)	Disposals	Others	As of March 31, 2026
Acquisition cost
Internally generated intangible assets	¥1,917	¥1,081	¥—	¥(220)	¥—	¥2,778
Goodwill	1,117	—	8,310	—	74	9,501
Trademark / Trade Name	10	—	123	—	5	138
Customer Relationships	170	—	738	—	31	939
Developed Technology	70	—	668	—	28	766
Licenses	—	—	562	—	23	585
Others	2	—	—	—	—	2
Total	¥3,286	¥1,081	¥10,401	¥(220)	¥161	¥14,709

Asset class	As of March 31, 2024	Amortization(3)	Sales and disposals	As of March 31, 2025
Accumulated depreciation and impairment loss
Internally generated intangible assets	¥(541)	¥(217)	¥1	¥(757)
Goodwill	—	—	—	—
Trademark / Trade Name	—	—	—	—
Customer Relationships	—	—	—	—
Developed Technology	—	—	—	—
Licenses	—	—	—	—
Others	(3)	—	1	(2)
Total	¥(544)	¥(217)	¥2	¥(759)

Asset class	As of March 31, 2025	Amortization(3)	Sales and disposals	Foreign currency translation	As of March 31, 2026
Accumulated depreciation and impairment loss
Internally generated intangible assets	¥(757)	¥(263)	¥—	¥—	¥(1,020)
Goodwill	—	—	—	—	—
Trademark / Trade Name	—	(2)	—	—	(2)
Customer Relationships	—	(35)	—	—	(35)
Developed Technology	—	(53)	—	—	(53)
Licenses	—	—	—	—	—
Others	(2)	—	—	—	(2)
Total	¥(759)	¥(353)	¥—	¥—	¥(1,111)

Carrying amount (In millions)	As of March 31, 2024	As of March 31, 2025	As of March 31, 2026
Internally generated intangible assets	¥788	¥1,162	¥1,759
Goodwill	—	1,117	9,502
Trademark/Trade Name	—	10	136
Customer Relationships	—	170	904
Developed Technology	—	70	713
Licenses	—	—	586
Others	—	—	—
Total	¥788	¥2,529	¥13,600
____________
(1) Goodwill was recognized in the year ended March 31, 2025 due to the business combination of Next Finance Tech, described in Note 6 (2) “Reverse Recapitalization and Acquisitions of subsidiaries.”
(2) Goodwill was recognized in the year ended March 31, 2026 due to the business combination of Aplo and 3iQ, described in Note 6 (3) and (4) “Reverse Recapitalization and Acquisitions of subsidiaries.”
(3) Intangible assets with definite useful lives are amortized over their useful lives. The amortization of intangible assets is included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss and other comprehensive income.
(4) There were no intangible assets with restricted ownership or that are pledged as collateral as of March 31, 2025 and 2026.
(5) Crypto assets held (non-current assets) recognized as intangible assets are described in Note 13 “Crypto assets held.”
(2)Impairment test
For the purpose of impairment testing, goodwill and intangible assets with indefinite useful lives are allocated to the cash-generating unit (“CGU”) that is expected to benefit from the synergies of the business combination. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually and whenever there is an indication that the CGUs may be impaired. An impairment loss is recognized if the carrying amount of the CGU exceeds its recoverable amount. The carrying amounts before impairment of goodwill and intangible assets with indefinite useful lives are allocated to the following CGUs.

	As of March 31,	As of As of March 31,
(Unit： In millions)	2025	2026
Aplo	¥—	¥2,345
Next Finance Tech	1,117	1,117
3iQ	—	6,754
Total	¥1,117	¥10,216
The recoverable amount of each CGU is estimated based on value in use, which is determined by discounting the future cash flows expected to be generated from the continuing use of CGU. The operating future cash flows are estimated based on the Company's financial plan approved by management and assuming the following long-term average growth rate for the subsequent years. The discount rate is a pre-tax rate that reflects the weighted average cost of capital for each CGU and the appropriate risk premium.
Discount rates pre-tax used for calculating the value in use for each CGU

	As of As of March 31,	As of As of March 31,
	2025	2026
Aplo	—%	77.7%
Next Finance Tech	59.6%	34.1%
3iQ	—%	19.5%
Terminal growth rate used for calculating the operating future cash flows

	As of March 31,	As of March 31,
	2025	2026
Aplo	—%	4.0%
Next Finance Tech	4.0%	4.0%
3iQ	—%	2.0%
The value in use of CGUs including goodwill and intangible assets with indefinite useful lives which was used in the impairment test at the end of the current fiscal year sufficiently exceeds their respective carrying amounts, and therefore the Company considers that impairment loss is unlikely to occur for these CGUs, even if the key assumptions used in impairment testing were to change within a reasonably possible range.
For the Aplo CGU, the forecasts of transaction revenue and transaction volume of institutional customers, which are key assumptions included in the business plans used for estimating the future cash flows, involve a high degree of uncertainty and are subject to being significantly affected by external circumstances related to conditions in institutional digital asset markets, including the pace of adoption of crypto assets by institutional investors, regulatory developments in Europe, and market volatility.
For the Next Finance Tech CGU, the revenue forecasts and assets under delegation, which are key assumptions included in the business plans used for estimating the future cash flows, involve a high degree of uncertainty and are subject to being significantly affected by external circumstances including changes in proof-of-stake network reward rates, the level and composition of customer assets delegated to the Company's validators, and broader conditions in the Japanese crypto asset market.
For 3iQ, the forecasts of balances of assets under management and the revenue forecasts calculated based on such balances of assets under management, which are key assumptions included in the business plans used for estimating future cash flows, involve a high degree of uncertainty and are subject to significantly affected by external circumstances related to assets under management.
18.Leases
The Company leases office buildings for management and operation purposes.
(1)Right-of-use assets
Right-of-use assets related to leased properties are presented as property and equipment. See Note 16 “Property and equipment.”
(2)Lease liabilities
Lease liabilities consist of the following:

	As of March 31,
(Unit： In millions)	2025	2026
Current portion	¥376	¥361
Non-current portion	901	549
Total	¥1,277	¥910
Lease liabilities are included in “Other financial liabilities” in the consolidated statements of financial position. The balances of lease liabilities by maturity are presented in Note 4 “Financial risk management.”
(3)Amounts recognized in the consolidated statements of profit or loss and other comprehensive income
Amounts recognized in the consolidated statements of profit or loss and other comprehensive income are as follows:

	As of March 31,
(Unit： In millions)	2024	2025	2026
Interest expenses on lease liabilities	¥5	¥10	¥8
Expenses pertaining to short-term leases	1	—	—
Expenses pertaining to leases of low-value assets that are not short-term leases expenses	¥25	¥28	¥54
(4)Amounts recognized in the consolidated statements of cash flows
The total cash outflows for leases for the years ended March 31, 2024, 2025 and 2026 were ¥358 million, ¥501 million and ¥376 million, respectively.
19.Equity-accounted investees
The Company holds interests in two associates, both of which are Japan-based, pre-revenue stage companies accounted for under the equity method:
(1)MynaWallet, Inc. (“MynaWallet”)
A fintech company developing a digital wallet linked to Japan's My Number national ID system, in which Coincheck Parent holds a 28.7% interest. Significant influence is evidenced by Coincheck Parent’s shareholding and its board representation rights under the shareholders' agreement.
(2)au Coincheck Digital Assets, Inc. “aCDA”)
A company engaged in the planning, development and operation of crypto-asset wallets and related digital financial services, in which Coincheck holds a 40.0% interest. Significant influence is evidenced by Coincheck's shareholding and its board representation rights under the joint venture agreement.
As of March 31, 2026, the aggregate carrying amount of interests in associates was ¥491 million. The Company's aggregate share of loss from continuing operations, which equaled its total comprehensive loss for the period was ¥18 million.

20.Deferred taxes and income tax expenses (benefits)
(1)Deferred taxes

	As of March 31,	Recognized through profit or loss	Addition (business combination)	As of March 31,
(Unit： In millions)	2024			2025
Deferred tax assets:
Lease liabilities	¥522	¥(97)	¥—	¥425
Tax losses carried forward(1)	26	(26)	—	—
Accrued enterprise tax	36	13	—	49
Accrued bonuses	71	27	—	98
Accrued expenses	98	(22)	—	76
Accrued paid leaves	16	—	—	16
Leasehold improvements	19	17	—	36
Asset retirement obligations	37	70	—	107
Other	33	(4)		29
Total deferred tax assets	¥857	¥(20)	¥—	¥836

Deferred tax liabilities:
Lease assets	¥499	¥(104)	¥—	¥395
Asset retirement obligation	6	98	—	104
Identifiable intangible assets	¥—	¥—	¥79	¥79
Total deferred tax liabilities	¥505	¥(6)	¥79	¥578
____________
(1) Revised based on adjustments to the original provisional amounts made in the year ended March 31, 2025 due to the business combination of Next Finance Tech, described in Note 6 (2) “Reverse Recapitalization and Acquisitions of subsidiaries.”

	As of March 31,	Recognized through profit or loss	Recognized in OCI	Addition (business combination)	As of March 31,
(Unit： In millions)	2025				2026
Deferred tax assets:
Lease liabilities	¥425	¥(133)	¥—	¥—	¥292
Tax losses carried forward	—	(16)	(1)	53	36
Accrued enterprise tax	49	(12)	—	—	37
Accrued bonuses	98	(32)	—	—	66
Accrued expenses	76	(58)	—	—	18
Accrued paid leaves	16	8	—	—	24
Leasehold improvements	36	28	—	—	65
Asset retirement obligations	107	(2)	—	—	104
Other	29	122	—	—	151
Total deferred tax assets	¥836	¥(95)	¥(1)	¥53	¥793

Deferred tax liabilities:
Lease assets	395	(106)	—	—	290
Asset retirement obligation	104	(16)	—	—	87
Identifiable intangible assets	79	(24)	22	523	600
Other	—	1	—	—	1
Total deferred tax liabilities	¥578	¥(145)	¥22	¥523	¥977
Deferred tax assets and deferred tax liabilities presented in the consolidated statements of financial position are as follows:

	As of March 31,
(Unit： In millions)	2025	2026
Assets:
Deferred tax assets	¥337	¥378
Deferred tax liabilities	79	562
Net amount	¥258	¥(185)
In the year ended March 31, 2024, Coincheck generated profits and utilized most of its tax losses carried forward from prior years. As of March 31, 2024, Coincheck fully recognized the deferred tax assets in respect of the remaining unused tax losses. Coincheck estimated that it would be probable to generate sufficient future taxable profits to utilize the tax losses considering the then recent performance of crypto currency market.
In the year ended March 31, 2025 and 2026, Coincheck. generated profits and utilized all the tax losses carried forward from prior years.
However, Coincheck Parent and CCG AS recognized a tax loss of ¥3,180 million and ¥2,512 million for the years ended March 31, 2025 and 2026, increasing cumulative tax losses to ¥5,692 million, which was not recognized as a deferred tax assets because sufficient future taxable profits are not expected. There is no expiration date for the tax loss carried forward.
Next Finance recognized cumulative tax losses of ¥154 million as of March 31, 2025, which were not recognized as deferred tax assets because sufficient future taxable profits are not expected. The tax loss carryforward expires through March 2035. Next Finance recognized deferred tax assets in respect of tax losses of ¥113 million incurred for the year ended March 31, 2026, as future taxable profits are expected to be available in the near term against which these losses can be utilized. The remaining cumulative tax losses were not recognized as deferred tax assets as sufficient future taxable profits are not expected beyond the near term.
Aplo recognized cumulative tax losses of ¥2,180 million as of March 31, 2026, which was not recognized as deferred tax assets because sufficient future taxable profits are not expected. There is no expiration date for the tax loss carried forward.
(2)Income tax expense (benefits)
Income tax expenses (benefits) consist of the following:

	For the fiscal year ended March 31,
(Unit： In millions)	2024	2025	2026
Current tax expenses
Reporting period	¥487	¥976	¥1,067
Adjustment related to prior years	—	—	(59)
Sub-total	487	976	1,008
Deferred tax expenses (benefits)
Origination and reversal of temporary differences	(82)	14	(14)
Origination and reversal of tax losses carried forward	468	26	(36)
Increase in tax rate	—	(25)	—
Sub-total	386	16	(50)
Total income tax expenses (benefits)	¥873	¥991	¥958
Current tax expenses include the amount of benefits arising from previously unrecognized tax loss carryforwards and temporary differences of prior years that are used to reduce the current taxes. Corporate tax, inhabitant tax and deductible enterprise tax are levied to the Coincheck, and the statutory tax rate in Japan calculated based on these taxes was 30.6% for the years ended March 31, 2024 and 2025.
As a result of the enactment of the “Act Partially Amending the Income Tax Act, etc.” (Act No. 13 of 2025) by the Japan National Diet on March 31, 2025, the corporate tax rate of Coincheck and other subsidiaries in Japan changed from the fiscal year beginning from April 1, 2026. Accordingly, the statutory effective tax rate used in the calculation of the relevant deferred tax assets and deferred tax liabilities has been changed from 30.6% to 31.5%.
As these consolidated financial statements are presented as a continuation of Coincheck, the statutory effective tax rate of Coincheck Parent (25.8% for the years ended March 31, 2025 and 2026, and 30.6% for the year ended March 31, 2024) has been used for the rate reconciliation below, with local corporate and other tax rates applied for other subsidiaries. Reconciliation between the statutory effective tax rate and the effective tax rate in the consolidated statements of profit or loss and other comprehensive income is as follows:

%	For the fiscal year ended March 31,
	2024	2025(2)	2026(3)
Statutory effective tax rate	30.6%	25.8%	25.8%
Permanent difference	—%	(26.5)%	(101.3)%
Tax rate differences with Coincheck Parent	—%	(1.3)%	(22.6)%
Current-year losses for which no deferred tax asset is recognized	—%	(6.0)%	(26.0)%
Tax credit	0.1%	0.7%	13.0%
Others(1)	—%	(0.1)%	1.5%
Effective tax rate	30.7%	(7.4)%	(109.6)%
____________
(1) For the year ended March 31, 2026, others mainly consist of income tax benefit arising form the derecognition of an income tax payable assumed in connection with Reverse Recapitalization.
(2) For the year ended March 31, 2025, the income tax expense differs from the statutory rate of 25.8% primarily because of the listing expense and professional fees related to the Reverse Recapitalization that were recorded on the Company’s books.
(3) For the year ended March 31, 2026, the income tax expense differs from the applicable statutory rate primarily due to non-deductible permanent differences at Coincheck Parent, including share-based payments, professional fees, and external audit fees. Additionally, Coincheck Parent and Aplo recognizing a loss before income taxes, which was not recognized as a deferred tax asset due to the fact that sufficient future taxable profits are not expected. The applicable statutory rate is 25.8% for Coincheck Parent and 25% for Aplo.
21.Crypto asset borrowings
Under the Coincheck Lending program, when the Company enters into borrowing agreements with customers, the Company obtains control over the crypto assets deposited by those customers, regardless of whether the Company has actually borrowed the crypto assets or the crypto assets remain deposited with the Company. These crypto assets are recognized as inventories under "Crypto assets held" in the consolidated statement of financial position and the Company's corresponding obligation to return these crypto assets to customers is recognized as a liability under "Crypto asset borrowings".
Crypto asset borrowings are initially measured at the fair value of the crypto assets borrowed/deposited. Subsequent to initial recognition, changes in fair value of crypto asset borrowings are recognized in profit or loss in the corresponding period. See Note 25 “Fair value measurement”.
The interest expenses related to crypto asset borrowings, paid in the same cryptocurrency, for the year ended March 31, 2024, 2025 and 2026, were ¥35 million, ¥51 million and ¥50 million, respectively, which were included in “Transaction related costs” of “Selling, general, and administrative expenses” in the consolidated statements of profit or loss and other comprehensive income. The interest expenses related to crypto asset borrowings for the year ended March 31, 2024, 2025 and 2026 are included as an adjustment to reconcile profit (loss) to “Cash flows from operating activities” in the consolidated statements of cash flows.
22.Other financial liabilities
Other financial liabilities consist of the following:

		As of March 31,
(Unit： In millions)	Note	2025	2026
Current portion
Accrued expenses		¥487	¥1,986
Lease liabilities	18	376	361
Loans payable to related party	29	751	2,024
Other payables to parent company	29	—	8
Other payables to third parties		1,210	81
Other		2	57
Sub-total		¥2,826	¥4,517
Non-current portion
Lease liabilities	18	¥901	¥549
Loans payable to related party		—	500
Loans payables to third parties		—	154
Other non-current liabilities		—	0
Sub-total		901	1,203
Total		¥3,727	¥5,720
23.Other current assets and liabilities
Other current assets consist of the following:

	As of March 31,
(Unit： In millions)	2025	2026
Consumption tax receivable	¥569	¥374
Prepaid expenses	465	785
Others	1	115
Total	¥1,035	¥1,274
Other current liabilities consist of the following:

	As of March 31,
(Unit： In millions)	2025	2026
Accrued bonus	¥364	¥289
Tax payables	62	98
Accrued paid leaves	52	94
Payable for crypto assets	40	121
Advance received and other	18	12
Total	¥536	¥615
24.Provisions
Provisions consist of asset retirement obligations.

The Company recognizes provisions for asset retirement obligations to settle future obligations for dismantling, removing and restoring the leased buildings to return them to the state they were initially received according to the lease contracts. The probable amount to be paid in the future is estimated and recognized based on prior experience. The provisions have been calculated using the risk-free rate in Japan at the commencement of the leases. These expenses are expected to be paid in the future and might be affected by future business plans of the Company. The changes in provisions are as follows:

	As of March 31,
(Unit： In millions)	2025	2026
Beginning balance	¥120	¥340
Provisions made during the year	339	—
Provisions used during the year	(120)	—
Unwind of discount	1	2
Ending balance	340	342
Current portion	—	—
Non-current portion	340	342
Total	¥340	¥342
25.Financial instruments
(1)The fair values of financial assets and liabilities are determined as below. Information about the fair value hierarchy is described in Note 8 “Fair value measurement”.
(a)Cash and cash equivalents
Since cash and cash equivalents mainly consist of bank deposits, the carrying amount approximates their fair value.
(b)Cash segregated as deposits
Cash segregated as deposits includes cash deposited in trust accounts. The carrying amount approximates its fair value.
(c)Customer accounts receivable, Other financial assets, Deposits received, and Other financial liabilities
Other financial assets include receivables, guarantee deposits and stablecoins (USD Coin and EUR Coin). The carrying amount of instruments with short-term maturity approximates their fair value. The carrying amount of instruments with long-term maturity is a reasonable approximation of fair value, which is measured using future cash flows discounted by a rate reflecting the counterparty or the Company's credit worthiness.
(d)Warrant liabilities
As part of Thunder Bridge’s IPO, Thunder Bridge issued private and public warrants to third-party investors where each whole warrant entitled the holder to purchase one share of Thunder Bridge’s Class A common stock at an exercise price of USD11.5 per share. Simultaneously with the closing of the IPO, Thunder Bridge completed the private sale of warrants where each warrant allowed the holder to purchase one share of Thunder Bridge’s Class A common stock at USD11.5 per share.

Pursuant to a warrant assumption and amendment agreement, dated as of December 10, 2024, Thunder Bridge private and public warrants were exchanged for Coincheck Parent’s private and public warrants, respectively, and subject to the same material terms. As of December 10, 2024, there were 4,730,557 public warrants outstanding and 129,611 private warrants outstanding.
The warrants expire on the earlier of the fifth anniversary of December 10, 2024 or the date on which Coincheck Parent may call the public warrants for redemption, subject to the conditions outlined in the warrant assumption and amendment agreement. The warrants are exercisable at a price of USD11.5 per share.
26.Fair value measurement
(1)Fair value hierarchy
When measuring the fair value of an asset or a liability, the Company uses observable market data if reasonably available. Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1:    Quoted prices without adjustments in an active market for identical assets or liabilities.
Level 2:    Inputs other than the quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:    Unobservable inputs for the assets or liabilities.
The level of fair value hierarchy is determined by the lowest-level input that is significant to the measurement of the fair value.
There were no transfers between levels for the year ended March 31, 2025 and 2026.
(2)Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis
Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis in the consolidated statements of financial position is as follows:

As of March 31, 2025
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥44,680	¥—	¥—	¥44,680
Other financial assets(2)		22	—	46	68
Total		¥44,702	¥—	¥46	¥44,748

Crypto asset borrowings		¥44,479	¥—	¥—	¥44,479
Warrant liability
Public warrant liabilities	25	398	—	—	398
Private warrant liabilities	25	—	—	12	12
Total		¥44,878	¥—	¥12	¥44,889

As of March 31, 2026
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥37,876	¥—	¥—	¥37,876
Other financial assets(2)		110	—	54	164
Total		¥37,986	¥—	¥54	¥38,040

Crypto asset borrowings		¥37,543	¥—	¥—	¥37,543
Warrant liability
Public warrant liabilities	25	128	—	—	128
Private warrant liabilities	25	—	—	4	4
Total		¥37,672	¥—	¥4	¥37,676
____________
(1) Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions.
(2) Stablecoins included in “Other financial assets” are categorized as Level 1. Other financial assets categorized as Level 3 are equity investments in non-listed companies by using the valuation method based on net assets adjusted by items that are necessary for fair value measurement purposes. The changes in fair value are recognized through other income and expenses. The financial assets categorized as Level 3 are measured by valuation policy and procedures set by the Company and the valuation results are reviewed and approved by Chief Financial Officer.
(3) The following table presents a reconciliation of other financial assets and private warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs:

Equity security investments
	As of March 31,
(In millions)	2025	2026
Balance, beginning of period	¥39	¥46
Purchases	21	10
Additions (business combination)	—	14
Change in fair value	(4)	(16)
Foreign exchange impact	(10)	0
Balance, end of period	¥46	¥54

Private warrant liabilities
	As of March 31,
(In millions)	2025	2026
Balance, beginning of period	¥—	¥12
Initial recognition, December 10, 2024	56	—
Change in fair value	(45)	(9)
Foreign exchange impact	—	1
Balance, end of period	¥12	¥4
Private warrant liability is valued using a Black-Scholes Merton model. The assumptions used to value the private warrant liabilities were as follows.

	As of
	March 31, 2025		March 31, 2026
Exercise price	USD	11.5	USD	11.5
Share price	USD	5.1	USD	1.5
Volatility	35.9%		74.0%
Expected life (in years)	4.7		3.7
Risk-free rate	3.95%		3.86%
Dividend yield	—%		—%
(3)Fair value hierarchy of assets and liabilities measured at fair value on a non-recurring basis
As of March 31, 2025
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of March 31, 2025.
As of March 31, 2026
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of March 31, 2026.
27.Share-based payments
For the year ended March 31, 2026, Coincheck Parent used its established equity-settled share-based payment program. Under this program, the Company granted Restricted Share Units (the “RSUs”) to managing directors and officers, audit and supervisory board members of the Company, and the Company’s qualified employees and non-employee consultants. The RSUs vest upon the satisfaction of service-based conditions or performance conditions. Once vested, the RSUs are settled by delivery of one Ordinary Share per unit. Certain employees and independent contractors of 3iQ held RSUs that had been granted by 3iQ prior to its acquisition by Coincheck Parent. Pursuant to the terms of the stock purchase agreement to acquire 3iQ, all of such 3iQ RSUs were cancelled, to be replaced at a later date with Coincheck Parent RSUs, and none were in effect as of March 31, 2026. The Coincheck Parent RSUs to replace such cancelled 3iQ RSUs were, in accordance with the terms of such stock purchase agreement, granted by Coincheck Parent on May 15, 2026.
A summary of RSUs activity is as follows:
(1)RSUs with service-based conditions (equity settled)
The RSUs with service-based conditions vest over a service period ranging from ten months to three years.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	3,971,982	5.39
Vested	(198,909)	5.35
Forfeited and cancelled	(1,928)	5.00
Balance as of March 31, 2026	3,771,145	$5.39

(2)RSUs with performance conditions (equity settled)
The RSUs with performance conditions vest in March 31, 2028, based on the condition that the average closing price for the Ordinary Shares for the 30-calendar-day period up to and including the trading day prior to the date of vesting is at least $12.00 per share.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	290,522	3.12
Vested	—	—
Forfeited and cancelled	(1,928)	2.85
Balance as of March 31, 2026	288,594	$3.12
The fair value of RSUs with service-based conditions has been measured based on the Company’s observable share price. For RSUs with performance conditions, the fair value has been measured using a Monte Carlo simulation. The valuation of all RSUs has incorporated neither dividends nor other features.
The cost of RSUs is recognized in the consolidated statements of profit or loss and other comprehensive income together with a corresponding increase in share-based payment reserve in the consolidated statements of change in equity. The total cost of RSUs recognized were ¥1,320 million for the year ended March 31, 2026.
As of March 31, 2026, the total unrecognized compensation cost related to unvested RSUs was $14 million, which is expected to be recognized over a weighted-average period of 1.88 years.
28.Equity
(1)Share capital
Authorized share capital
Under Dutch law, the authorized share capital of a public limited liability company is the maximum capital that Coincheck Parent may issue without amending its Articles of Association. At least one-fifth of the authorized share capital must at all times be issued. Pursuant to the Articles of Association, as of the consummation of the Reverse Recapitalization, Coincheck Parent’s authorized share capital is €4,000,000, divided into 400,000,000 Ordinary Shares with a nominal value of €0.01 each.
Issued share capital
For each of the periods presented, the following table shows the number of Coincheck Parent shares outstanding:

	As of March 31,
	2025		2026
	Number	Ordinary	Number	Ordinary
(Unit： In millions)	of shares	share capital	of shares	share capital
Beginning balance	—	¥—	130,814,526	¥213
Former Coincheck shareholders	122,587,617	¥196	—	—
Issuance of shares in Reverse Recapitalization	7,115,459	15	—	—
Issuance of shares in business acquisition of Next Finance Group	1,111,450	2	—	—
Issuance of shares in business acquisition of Aplo	—	—	5,007,500	9
Issuance of shares in business acquisition of 3iQ	—	—	27,910,845	51
Issuance of shares for restricted share units	—	—	198,909	0
Non-Redemption shares returned to Coincheck Parent	—	—	(854,242)	—
Total Ordinary Shares Issued and Outstanding	130,814,526	¥213	163,077,538	¥273
Non-Redemption Agreement
Coincheck Group B.V. and Thunder Bridge entered into the Non-Redemption Agreement with Ghisallo on December 4, 2024 and amended the Non-Redemption Agreement on March 10, 2024, pursuant to which Ghisallo agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 973,000 Thunder Bridge Public Shares (the “Non-Redemption Shares”) in connection with the Special Meeting. In exchange for the foregoing commitments not to redeem the Non-Redemption Shares, Thunder Bridge paid Ghisallo ¥1,593 million. If Ghisallo sold any Non-Redemption Shares by March 10, 2026 (the “Maturity Date”), Ghisallo agreed to pay Coincheck Parent an amount calculated based on the number of such Non-Redemption Shares sold. On the Maturity Date, Ghisallo agreed to transfer to Coincheck Parent, at no cost to Coincheck Parent and free and clear of any liens or encumbrances, any Non-Redemption Shares still retained by it. The Company considered this transaction to be an equity transaction in accordance with IAS 32, Financial Instruments: Presentation, whereas cash paid to Ghisallo was treated as an equity distribution and subsequent cash receipts as equity contributions. As of March 31, 2025, the Company received ¥202 million from this arrangement, which has been recorded to capital surplus in the consolidated statements of changes in equity. As a result, 854,242 Non-Redemption Shares were held by Ghisallo as of March 31, 2025. For the year ended March 31, 2026, the remaining Non-Redemption Shares were returned to Coincheck Parent.
(2)Other components of equity—Foreign currency translation adjustments
Foreign currency translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of Coincheck Parent, CCG AS, 3iQ and Aplo into Japanese yen.
(3)Dividends
There are no dividends declared and paid in the years ended March 31, 2024, 2025 and 2026.

29.Earnings per share
The bases for calculating basic earnings (losses) per share and diluted earnings (losses) per share for the years ended March 31, 2024, 2025 and 2026, are as follows:

	For the fiscal year ended March 31,
(In millions, except per share data)	2024	2025	2026
Net profits (losses) for the period attributable to owners of Coincheck Parent	¥1,967	¥(14,350)	¥(1,833)
Basic and diluted net earnings (losses) per share	¥16.05	¥(114.98)	¥(13.52)
Weighted-average number of shares, basic and diluted	122,587,617	124,803,262	135,583,521
Weighted-average number of shares has been recast to reflect the closing of the Business Combination on December 10, 2024. Basic net earnings (losses) per share are computed by dividing net profit (loss) by the weighted-average number of shares of Ordinary Shares outstanding during each period. It excludes the dilutive effects of any potentially issuable common shares (i.e., warrants, RSUs). Diluted net profit (loss) per share is calculated by including any potentially dilutive share issuances in the denominator. For the year ended March 31, 2024, the diluted earnings per share is equal to basic earnings per share, as there were no potentially dilutive securities. For the years ended March 31, 2025 and 2026, all potentially dilutive securities were not included in the calculation of diluted losses per share as their effect would be anti-dilutive.
30.Related parties
(1)Related party transactions
Below are the related-party balances as of March 31, 2025 and 2026:

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	Outstanding balance as of
			March 31, 2025	March 31, 2026
Subsidiaries of parent company	Monex Finance Corporation	Borrowing(3) (4)	751	2,524
Associates of parent company	Monex, Inc.	Partnership program revenue	5	3
Below is the related-party transaction impact on the consolidated statements of profit or loss and other comprehensive income for the year ended March 31, 2024, 2025 and 2026:

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	For the fiscal year ended March 31,
			2024	2025	2026
Parent company	Monex Group, Inc.	Business management service fee(2)	¥458	¥397	¥—
Subsidiaries of parent company	Monex Finance Corporation	Interest expense	—	21	144
Associates of parent company	Monex, Inc.	Transaction revenue(1)	847	6,396	8,314
		Cost of sales(1)	844	6,377	8,555
		Partnership program revenue	26	42	42
____________
(1) Certain of Coincheck’s related parties purchase or sell crypto assets on Coincheck’s Marketplace platform. The transactions for the years ended March 31, 2024, 2025 and 2026 were made on terms equivalent to those that prevail in arm’s-length transactions. The Company recognized the corresponding transaction revenue amounting to ¥847 million, ¥6,396 million and ¥8,314 million for the years ended March 31, 2024, 2025 and 2026, respectively.
(2) Business management service fee represents the consideration for guidance and support on general management and other consulting services provided by Monex, the parent company of Coincheck (prior to the Business Combination). The services included support on registration of cryptocurrency exchange business and negotiation with the Financial Services Agency necessary for continuing registration, assistance in cyber security risk management, and maintaining relationships with relevant financial institutions. According to the business management service fee agreement, the consideration was calculated based on 5% of Coincheck’s total revenue net of cost of sales (variable fees). This agreement was terminated in November 2024.
(3) Coincheck entered into a line of credit of ¥6,000 million and ¥5,000 million with Monex Finance Corporation, with aggregate commitments as of March 31, 2025 and 2026, respectively. There is no outstanding balance under this arrangement as of March 31, 2025 and 2026, respectively. The interest rate under this was 1.75% for the year ended March 31, 2024, 2025 and 2026, respectively. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. The loan carries a fixed interest rate of 9.5% and has a maturity date of September 30, 2027.
(4) Coincheck Parent entered into a line of credit contract for ¥2,554 million ($16 million, denominated in U.S.dollars), as debtor, with Monex Finance Corporation for the purpose of operating capital as of March 31, 2025 and 2026, respectively. The balance outstanding under this was ¥751 million and ¥2,024 million as of March 31, 2025 and 2026, respectively. The interest rate under this was 5.69% and 5.92% for the years ended March 31, 2025 and 2026, respectively.
(2)Compensation for the Company’s key management personnel
Key management personnel are defined as the managing directors and officers, and audit committee members and audit and supervisory board members of the Company.
The compensations for key management personnel are as follows:

	For the fiscal year ended March 31,
(In millions)	2024	2025	2026
Short-term employee benefits	¥66	¥291	¥353
Termination benefits	—	—	282
Share-based payments	—	—	283
Total	¥66	¥291	¥918

(3)Subsidiaries
As of March 31, 2026, the Company had eighteen consolidated subsidiaries, compared to six as of March 31, 2025, as a result of M1 GK being merged into Coincheck, and the Aplo acquisition and the 3iQ acquisition for the fiscal year ended March 31, 2026. The following is a list of the Company’s significant consolidated subsidiaries as of March 31, 2026.

Name of subsidiary	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Company
Coincheck, Inc.	Japan	Provides end-to-end crypto asset exchange services and operates a multi-cryptocurrency marketplaces.	100%
CCG Administrative Services, Inc.	US	Provides certain administrative services for Coincheck Group N.V.	100%
Next Finance Tech Co., LTD.	Japan	Provides staking service.	100%
Aplo SAS	France	Provides a digital asset prime brokerage that serves institutional crypto investors	100%
3iQ Digital Holdings, Inc.	Canada	Holding company of 3iQ Corp.	99.8%
3iQ Corp	Canada	Investment fund manager of funds listed in Canada	99.8%
31.Commitments and contingencies
(1)Customer deposited crypto assets
The Company has an obligation to safeguard all crypto assets held on behalf of customers from loss or theft that it holds in custodial products on behalf of customers. As such, the Company may be liable to its users for losses arising from it’s failure to secure these assets from theft or loss. The Company has not incurred any losses related to such obligations and therefore has not accrued any liabilities as of March 31, 2025 and 2026 because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of crypto assets within its control, and (iii) it has established security around custodial product private keys to minimize the risk of theft or loss.
(2)Purchase commitments
There is no contractual commitment as of March 31, 2025 and 2026, respectively.
(3)Availability under committed credit lines
The Company had committed credit lines from Monex Finance Corporation and JSF Trust and Banking Co., Ltd. for the purpose of stable operating capital in the year ended March 31, 2025, and from Monex Finance Corporation, JSF Trust and Banking Co., Ltd. and Aozora Bank, Ltd. in the year ended March 31, 2026. The undrawn commitments on these credit lines were as follows:

	As of March 31,
(Unit： In millions)	2025	2026
Total amount of commitment line borrowing	¥8,900	¥11,054
Balance of executed borrowed commitment line	751	2,524
Balance of undrawn commitment line	¥8,149	¥8,530
(4)Contingencies
In general, litigation has uncertainties and, therefore, it is difficult to make a reliable estimate on the financial impact of potential outflows embodying economic benefits. Provisions are not recognized if they are not probable to generate potential outflows embodying economic benefits or if the financial impact cannot be estimated reliably. The possibility of any outflows in settlements regarding litigation or similar disputes with the Company is remote.
32.Supplemental cash flow information
(1)Reconciliation of liabilities arising from financing activities
The changes in liabilities to cash flows arising from financing activities are as follows:

(Unit： In millions)	Loans	Promissory note- related party	Lease liabilities	Total
As of March 31, 2023	¥—	¥—	¥350	¥350
Proceeds from short-term loans	1,200	—	—	1,200
Repayments of short-term loans	(1,200)	—	—	(1,200)
Repayments of lease obligations	0	—	(327)	(327)
Total changes from financing cash flows	—	—	(327)	(327)
Modification of lease term	—	—	(81)	(81)
New lease contracts	—	—	1,719	1,719
Interest expenses	—	—	5	5
Interest expenses paid	—	—	(5)	(5)
Total liability-related other changes	—	—	1,638	1,638
As of March 31, 2024	—	—	1,661	1,661
Proceeds from short-term loans	1,800	—	—	1,800
Repayments of short-term loans	(1,800)	—	—	(1,800)
Repayments of lease obligations	—	—	(463)	(463)
Proceeds from loans from related party	8,508	—	—	8,508
Repayments of loans from related party	(7,759)	(128)	—	(7,887)
Total changes from financing cash flows	749	(128)	(463)	158
Modification of lease term	—	—	79	79
Increase by business combination	2	128	—	130
Interest expense	21	—	10	31
Interest paid	(21)	—	(10)	(31)
Total liability-related other changes	2	128	79	209
As of March 31, 2025	751	—	1,277	2,028
Proceeds from short-term loans	3,000	—	—	3,000
Repayments of short-term loans	(3,041)	—	—	(3,041)
Repayments of lease obligations	—	—	(378)	(378)
Proceeds from loans from related party	19,376	—	—	19,376
Repayments of loans from related party	(17,758)	—	—	(17,758)
Total changes from financing cash flows	1,577	—	(378)	1,200
Increase by business combination	264	—	11	275
Interest expense	153	—	8	161
Interest paid	(145)	—	(8)	(153)
Foreign currency translation	166	—	—	166
Total liability-related other changes	438	—	11	449
As of March 31, 2026	¥2,767	¥—	¥910	¥3,677
(2)Major noncash transactions
The noncash investing and financial transactions mainly include: (i) right-of-use assets obtained in exchange for lease liabilities pertaining to modification of lease term and a new lease contract amounting to ¥1,638 million, ¥79 million and ¥11 million for the years March 31, 2024, March 31, 2025 and March 31, 2026, respectively; (ii) the warrant and other liabilities assumed in the Business Combination amounting to ¥2,347 million for the year ended March 31, 2025: and (iii) Ordinary Shares issued as consideration in the acquisition of Next Finance, with an acquisition-date fair value of ¥1,077 million for the year ended March 31, 2025, and in the acquisitions of Aplo and 3iQ, with an aggregate acquisition-date fair value of ¥13,935 million for the year ended March 31, 2026. These transactions have been excluded from the consolidated statement of cash flows as they did not require the use of cash or cash equivalents. See Note 6 “Reverse Recapitalization and Acquisitions of subsidiaries.”
33.Events after the reporting date
On June 9, 2026, KDDI Corporation made a strategic investment in the Company and became, upon completion of the transaction, the owner of approximately 14.9% of Coincheck Parent’s issued and outstanding Ordinary Shares. Pursuant to the investment agreement, KDDI subscribed for 28,536,516 Ordinary Shares for a subscription price of USD 2.28 per share, an aggregate subscription price of $65,063,256. KDDI, a Japanese corporation listed on the Tokyo Stock Exchange and headquartered in Tokyo, Japan, is a major Japanese telecommunications company that provides telecommunications services, finance and, energy, IoT services for connected cars, and data center connectivity. Concurrently with the signing of the investment agreement, Coincheck entered into a business alliance agreement with KDDI focused on collaborative initiatives aimed at expanding the digital asset market in Japan, including through mutual customer referral programs and related revenue sharing and referral fees.